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08005142

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Highway Infrastructure Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 02 2008
THOMSON REUTERS

SA

**NEW ADDRESS

FILE NO. 82- 34781 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 10/1/08

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Stock Code 股份代號: 737

年報
ANNUAL REPORT
2007-2008




Guangzhou
廣州
Foshan
佛山
2
Phase I
第I期
Dongguan
東莞
1
Phase II
第II期
Shunde
順德
3
Shenzhen
深圳
Zhongshan
中山
4
Phase III
第III期
Hong Kong
香港
Zhuhai
珠海
HK-Zhuhai-Macau Bridge (Proposed)
港珠澳大橋（倡議中）
5
Macau
澳門

Transportation Infrastructure 交通基建：

- Guangzhou-Shenzhen Superhighway 廣深高速公路
- Phase I of the Western Delta Route 珠江三角洲西岸幹道I期
- Phase II of the Western Delta Route (under construction) 珠江三角洲西岸幹道II期（興建中）
- Phase III of the Western Delta Route (under planning) 珠江三角洲西岸幹道III期（籌備中）

HHI Projects
合和公路基建項目



1 GS Superhighway
廣深高速公路

A 122.8 km closed system asphalt-paved expressway with total six lanes in dual directions running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the ESW Ring Road.

連接東南西環高速公路，全長122.8公里由深圳市皇崗至廣州市廣氮封閉式瀝青路面之雙向共六車道高速公路。



2 Phase I West
西綫I期

A 14.7 km closed system asphalt-paved expressway with total six lanes in dual directions linking Guangzhou to Shunde. It connects to ESW Ring Road and opened to traffic on 30 April 2004.

與東南西環高速公路連接，全長14.7公里由廣州市至順德封閉式瀝青路面之雙向共六車道高速公路，已於二零零四年四月三十日通車。



3 Phase II West (Under construction)
西綫II期（興建中）

Connecting to Phase I West, an approximately 46 km expressway running between Shunde and Zhongshan.

緊接西綫I期，將連接順德和中山市全長約46公里的高速公路。



4 Phase III West (Under planning)
西綫III期（籌備中）

Connecting to Phase II West, an expressway running between Zhongshan and Zhuhai.

緊接西綫II期，將連接中山市和珠海市之高速公路。



5 Hong Kong-Zhuhai-Macau Bridge (Proposed)
港珠澳大橋（倡議中）

The proposed 29 km Y-shaped bridge will connect Hong Kong, Zhuhai and Macau.

倡議中的29公里Y型大橋將把香港與珠海及澳門連繫起來。

Being the major artery in the Pearl River Delta ("PRD") highway network, our expressways have been serving passenger as well as freight-transportation needs and contributed to the thriving economic development of the PRD region. While we celebrate the 5th anniversary of the listing of Hopewell Highway Infrastructure Limited in 2008, we will continue to commit our efforts to providing quality service and ensuring sustainable competitiveness of our expressways.

作為珠江三角洲(「珠三角」)高速公路網絡的大動脈，我們的高速公路一直配合客運及貨運的需要提供服務，為促進珠三角地區蓬勃的經濟發展作出貢獻。在二零零八年，我們慶祝合和公路基建有限公司上市五周年，與此同時，我們將繼續致力於提供優質服務及維持旗下高速公路的可持續競爭力。



Contents

Hopewell Highway Infrastructure Limited ("HHI") (stock code: 737), listed on The Stock Exchange of Hong Kong Limited since August 2003, builds and operates strategic expressway infrastructure in Guangdong Province. With the strong support and well-established experience of its listed parent, Hopewell Holdings Limited (stock code: 54), HHI focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges, particularly in the thriving Pearl River Delta region.

Financial Highlights

Turnover by Expressway



92.8%
GS Superhighway
4.6%
Phase I West
2.6%
ESW Ring Road

Total Traffic by Expressway



86.2%
GS Superhighway
7.6%
Phase I West
6.2%
ESW Ring Road

Earnings before Interest and Tax
(HK$ million)



1,546
1,989
2,714
2006
2007
2008

Profit Attributable to Equity Holders of the Company
(HK$ million)



1,128
1,349
1,997
2006
2007
2008

Interest Coverage
(EBITDA / Interest)



6.5x
5.2x
12.2x
2006
2007
2008

Total Debt to Total Assets



33%
33%
29%
2006
2007
2008

Total Debt
(HK$ million)



5,283
5,818
5,071
2006
2007
2008

Net Debt* to Equity Attributable to the Equity Holders of the Company



18%
13%
0%
2006
2007
2008

* *Total debt less bank balances and cash, pledged bank balances and deposits. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the balance sheet date.*

Consolidated Results

(in HK$ million)	2004	2005	2006	2007	2008
			Year ended 30 June		
Turnover	1,245	1,514	1,735	2,026	**1,717**
Profit before tax	770	980	1,260	1,529	**2,462**
Income tax expenses	(22)	(63)	(111)	(155)	**(446)**
Profit for the year	748	917	1,149	1,374	**2,016**
Attributable to:					
Equity holders of the Company	**733**	**899**	**1,128**	**1,349**	**1,997**
Minority interests	15	18	21	25	**19**
Profit for the year	**748**	**917**	**1,149**	**1,374**	**2,016**

Consolidated Assets and Liabilities

(in HK$ million)	2004	2005	2006	2007	2008
			As at 30 June		
Property and equipment	9,545	9,360	9,381	10,203	**9,394**
Additional investment cost in jointly controlled entities	1,861	1,815	1,763	1,706	**1,113**
Additional investment cost in toll expressway project under development	38	46	47	49	**54**
Prepaid lease payments	129	124	124	126	**134**
Balances with jointly controlled entities	1,088	1,095	1,167	806	**531**
Held-to-maturity debt securities	711	–	–	–	**–**
Current assets	1,905	2,954	3,594	4,534	**6,352**
Total assets	**15,277**	**15,394**	**16,076**	**17,424**	**17,578**
Current liabilities	(440)	(456)	(529)	(632)	**(686)**
Non-current liabilities	(5,541)	(5,370)	(5,211)	(5,853)	**(5,155)**
Total liabilities	**(5,981)**	**(5,826)**	**(5,740)**	**(6,485)**	**(5,841)**
Minority interests	(32)	(33)	(36)	(44)	**(51)**
Equity attributable to equity holders of the Company	**9,264**	**9,535**	**10,300**	**10,895**	**11,686**

Earnings Per Share

(in HK cents)	2004	2005	2006	2007	2008
Basic	26.09	31.18	38.85	45.45	**67.25**
Diluted	26.05	30.98	38.63	45.43	**67.22**

Financial Ratios

	2004	2005	2006	2007	2008
Net debt[1] to equity attributable to equity holders of the Company	34%	27%	18%	13%	**0%**
Return on equity attributable to equity holders of the Company	8%	9%	11%	12%	**17%**

Note: (1) Net debt is defined as total debt (including bank and other loans and balances with joint venture partners) less bank balances and cash, pledged bank balances and deposits and held-to-maturity debt securities. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the balance sheet date.

Chairman's Statement

"New users will become a major driving force for future development of our expressways, such as local commuters and holiday makers."



I am pleased to report that the Group, comprising the Company and its subsidiaries, continued to deliver impressive financial results for the year ended 30 June 2008, with profit attributable to equity holders of the Company of HK$1,997 million, representing a 48% increase over the last financial year's HK$1,349 million. Basic earnings per share increased to HK67.25 cents, a 48% rise over the last year's HK45.45 cents per share.

During the year under review, the Guangzhou-Shenzhen Superhighway ("GS Superhighway") and the Phase I of the Western Delta Route ("Phase I West") continued to provide strong profit and cashflow to the Group. The Group also realized a pretax gain of HK$974 million on disposal of its 45% stake in the Guangzhou East-South-West Ring Road ("ESW Ring Road"). In addition, the continuing appreciation of Renminbi contributed to an exchange gain of HK$439 million.

This year is the fifth anniversary of the Company since its listing in August 2003. The financial position of the Group has continued to be stronger in the last five years. The profit attributable to shareholders has increased substantially from HK$733 million for the year ended 30 June 2004 to HK$1,997 million in this financial year. Building on this success, the Group will continue to seek investment opportunities in the Pearl River Delta ("PRD") region and to deliver steady and attractive returns to shareholders.

Final Dividend and Special Final Dividend

In view of the good performance and strong financial position, the Board of Directors has recommended a final dividend of HK13 cents per share and a special final dividend of HK28 cents per share. Together with the interim and special interim dividends of HK24 cents per share already paid, total dividends for the full year will be HK65 cents per share, a 86% increase as compared to HK35 cents for the last financial year. Subject to approval of the shareholders at the forthcoming annual general meeting to be held on 13 October 2008, the proposed final dividend and special final dividend will be paid on or about 14 October 2008 to shareholders as registered at the close of business on 13 October 2008.

Closure of Register

The Register of Members of the Company will be closed from Monday, 6 October 2008 to Monday, 13 October 2008, both days inclusive, during that period no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend and special final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 3 October 2008.

Financial Status

The Group's proportionately-shared net toll revenue for the year ended 30 June 2008 decreased 15% from HK$2,026 million to HK$1,717 million. After the disposal of the ESW Ring Road, the Group ceased to share in its toll revenue. Due to the adjustment of the profit sharing ratio in the joint venture company for GS Superhighway ("GS Superhighway JV") from 50% to 48% from 1 July 2007 onwards, the Group's share of toll revenue in GS Superhighway JV was also reduced. In addition, the planned temporary closure of the Xintang to Dongguan section of GS Superhighway in phases from October 2007 to July 2008 for maintenance and improvement works resulted in a drop in toll revenue.

Financial Year	2007	**2008**	% Change
GS Superhighway (at joint venture company level)			
Average Daily Traffic (No. of vehicles '000)	324	**320**	-1%
Average Daily Toll Revenue (RMB '000)	10,035	**8,713**	-13%
Phase I West (at joint venture company level)			
Average Daily Traffic (No. of vehicles '000)	26	**28**	10%
Average Daily Toll Revenue (RMB '000)	376	**406**	8%

The Group maintained a strong financial position throughout the year ended 30 June 2008. A pretax gain of HK$974 million was realized on disposal of its 45% stake in the ESW Ring Road. The Group also benefited from the continuous appreciation of the Renminbi during the year. Owing to such appreciation and the fact that the majority of the loans borrowed by the People's Republic of China ("PRC") joint venture companies were denominated in United States Dollar, the Group reported an exchange gain of HK$439 million for the year.

The Group's balance sheet remains very healthy. Net current assets reached HK$5,666 million as at 30 June 2008, a 45% increase over the HK$3,902 million as at the last financial year end. With the strong cash flow generated by its expressway projects and the disposal of the ESW Ring Road, the Group's bank balances and cash, pledged bank balances and deposits exceeded total attributable debt as at the end of the financial year. Save for borrowings of the PRC joint venture companies, the Group has no outstanding corporate debt. As at 30 June 2008, the Group (excluding all PRC joint venture companies) had cash on hand of HK$6.0 billion and a syndicated bank loan facility of HK$3.6 billion remained undrawn. The huge cash surplus and bank facility place the Group in an excellent financial position to capture future investment opportunities.

Business Review and Outlook

During the year under review, Mainland China including Guangdong Province maintained its high growth momentum with the gross domestic product of Guangdong continuously growing over 10%, despite some natural disasters in the first half of 2008 in few provinces and the unfavourable development of the global economic climate. The trend of urbanization, the enhancement of highway networks in Guangdong, in particular, the PRD region, and the rapid increase in car ownership have created favourable external environment for the Group's core business. New users will become a major driving force for future development of our expressways, such as local commuters and holiday makers.

Owing to several unforeseen situations arising in the year under review, primarily the unusual snowstorm occurred in the peak traffic period around the Chinese New Year in early 2008, the Green Lane policy imposed by the Central Government to exempt tolls temporarily throughout 2008 for certain trucks travelling on some major expressways, the change in road network in Shenzhen, and the planned temporary closure of a section of GS Superhighway for maintenance and improvement works, the toll revenue of GS Superhighway recorded a drop as compared to that of last year. However, with the maintenance and improvement works of the section completed and reopened since 9 July 2008, the average daily traffic and toll revenue of GS Superhighway have gradually rebounded to the level comparable to that of last year. Given the strategic location of GS Superhighway and its connection to regional highway network well established over the past decade, the Group believes that GS Superhighway will continue to be the main artery within the region even though there may be some probable competitive routes in future such as the Guangzhou Shenzhen Coastal Expressway.

During the year under review, as the traffic diversion from Phase I West caused by a parallel-run local toll-free road in Foshan was stabilized and ESW Ring Road became toll-free since mid September 2007, Phase I West's traffic and toll revenue resumed significant growth momentum.

Subsequent to the year end, it was announced on 2 September 2008 that for the disclosed reasons, the Group entered into agreements with Phase I West's joint venture partner to increase the project investment costs for Phase II and Phase III of the Western Delta Route ("Phase II West" and "Phase III West" respectively) and correspondingly to increase the Group's share of additional capital by an approximate total amount of RMB812 million. The estimated total amount of project investment costs for Phase II West and Phase III West are increased to RMB12.8 billion. The transactions are subject to the approval by, among others, the shareholders of the Company and its parent company, Hopewell Holdings Limited ("HHL"). It is currently planned to complete Phase II West in the financial year ended 30 June 2010 and to

Nanya Toll Station of Phase I West


粤通
欢迎使


小客车专用
CAR ONLY
120
110
行 车 道
DRIVEWAY
120
90
行 车 道
DRIVEWAY
120
60
救援通道
NISSAN
粤A 32A87

Xintang to Dongguan section of GS Superhighway after maintenance and improvement works commence construction of Phase III West in 2010 with completion in approximate 3 to 4 years. The Group is committed and will endeavour to expedite the construction of Phase II West and Phase III West and complete them as planned. In view of the rapid urbanization, fast growing economy and transportation of the western bank of the PRD region, the Group believes that all these will create synergy with the Western Delta Route as soon as it is fully completed.

Over the past two decades, the Group has devoted much effort towards the development of Hong Kong-Zhuhai-Macau Bridge project. As recently reported by the media, the Hong Kong-Zhuhai-Macau Bridge project is currently planned to commence construction at the earliest in 2010 and to be completed by 2015. We are pleased to see that the project has won affirmative recognition of the Central Government and various local governments, as well as comprehensive support from the general public. Its pace of construction is going to speed up. This reflects the excellent vision of the Group.

The Group believes that the fast-track construction plan of the Hong Kong-Zhuhai-Macau Bridge project will not only increase the economic cooperation of Guangdong, Hong Kong and Macau, but also actively contribute to the economic development of the western bank of the PRD region, in addition to expand and improve the regional highway network.

Change of Director

Mr. Yuk Keung IP was appointed an Independent Non-Executive Director and a member of the Audit Committee of the Company with effect from 13 August 2007. Due to other business commitments, Mr. IP resigned from the board of the Company with effect from 29 February 2008. On 7 May 2008, Mr. Nicholas Tai Keung MAY was appointed as Alternate Director to Mr. Barry Chung Tat MOK, Executive Director of the Company. I would like to take this opportunity to thank Mr. IP for his valuable contribution towards the Company during his tenure of office.

Appreciation

I would like to take this opportunity to thank my fellow directors, management team, and all staff for their hard work, dedication and commitment in the past year. I would also like to thank all our shareholders, financiers and business partners for their continuous support and confidence in the Group which have contributed towards the Group's success last year.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 10 September 2008

Executive Directors:

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 72, he has been the Chairman of the Board of the Company since July 2003. He is also the Chairman of HHL, the ultimate holding company of the Company, a director of various subsidiaries of the Company. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He was responsible for the Company's infrastructure projects in the PRC and has been involved in the design and construction of numerous buildings and development projects of HHL and its subsidiaries in Hong Kong, the PRC and overseas, including the Shajiao B power plant which received the British Construction Industry Award and setting a world record of completion within 22 months. He is father of Mr. Thomas Jefferson WU, Managing Director of the Company.

He is very active in civic activities and community service, his civic and community duties include:

In Hong Kong

- Member — Commission on Strategic Development
- Vice President — The Real Estate Developers Association of Hong Kong
- Patron — Hong Kong Logistic Association
- Honorary Vice President — Hong Kong Football Association Limited

In the PRC

- Deputy Director — Chinese People's Political Consultative Conference
  - Overseas Chinese Affairs Committee
- Director — United Nations Association of China
- Advisor — China Development Bank

Management Team



Sir Gordon Ying Sheung WU
GBS, KCMG, FICE
Chairman

Mr. Eddie Ping Chang HO
Vice Chairman

Mr. Thomas Jefferson WU
Managing Director

Mr. Alan Chi Hung CHAN
Deputy Managing Director

Sir Gordon WU received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK, University of Edinburgh, UK, Lingnan University, Hong Kong and City University of Hong Kong. He is a Fellow of The Institution of Civil Engineers, UK, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Foshan, PRC
- The City of Shenzhen, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Philippines

Awards and Honours	Year of Award
■ Officer de L'Ordre de la Couronne by HM Albert II, the King of Belgium	2007
■ The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
■ Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
■ Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
■ Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
■ Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
■ Industry All-Star by Independent Energy, USA	1996
■ International CEO of the Year by George Washington University, USA	1996
■ Among "the Best Entrepreneurs" by Business Week	1994
■ Man of the Year by the International Road Federation, USA	1994
■ Business Man of the Year by the South China Morning Post and DHL	1991
■ Asia Corporate Leader by Asia Finance Magazine, Hong Kong	1991
■ Chevalier de L'Ordre de la Couronne by the King of Belgium	1985



Ir. Leo Kwok Kee LEUNG *Executive Director*

Mr. Lijia HUANG *Executive Director*

Mr. Cheng Hui JIA *Executive Director*

Mr. Barry Chung Tat MOK *Executive Director*

Mr. Nicholas Tai Keung MAY *Alternate Director to Mr. Barry Chung Tat MOK*

Mr. Eddie Ping Chang HO

Aged 75, he has been the Vice Chairman of the Company since July 2003 and is a director of various subsidiaries of the Company. He is also the Vice Chairman and Managing Director of HHL and the Chairman of the Remuneration Committees of both the Company and HHL. He is responsible for the overall management of HHL. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been in charge of negotiating all joint ventures and financing for development projects in the PRC, including hotel, power plant and road infrastructure projects undertaken by the Company and the group of companies of HHL. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC.

Mr. Thomas Jefferson WU

Aged 36, an Executive Director of the Company since January 2003, he was appointed the Managing Director in July 2003. He is also the Co-Managing Director of HHL and a director of various subsidiaries of the Company. He is responsible for strategic planning, corporate policy and overall management of the Company and has upgraded its financial and management accounting systems. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University. In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He is a Standing Committee member and a member of the Huadu District Committee of The Chinese People's Political Consultative Conference and a Honorary Citizen of the City of Guangzhou in the PRC. Mr. WU is also a member of the Advisory Committee of the Securities and Futures Commission, a member of the Pan-Pearl River Delta Panel of the Central Policy Unit of the Hong Kong SAR Government, a member of the China Trade Advisory Committee of Hong Kong Trade Development Council, Vice Chairman of The Chamber of Hong Kong Listed Companies, a member of the board of directors of The Community Chest of Hong Kong, the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Vice Chairman of the Chinese Ice Hockey Association, Honorary President of the Macau Ice Sports Federation, Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited and an independent director of Melco Crown Entertainment Limited. He is a son of Sir Gordon Ying Sheung WU, Chairman of the Board.

Mr. Alan Chi Hung CHAN

Aged 49, he has been an Executive Director of the Company since January 2003 and was appointed the Deputy Managing Director in July 2003. He is also a director of various subsidiaries of the Company. He was awarded a Bachelor of Science degree from the Chinese University of Hong Kong in 1983 and a Postgraduate Diploma in Management Studies from the City University of Hong Kong in 1989. He is responsible for project coordination, project finance, management and administration of the expressway infrastructure and other projects of the Company in the PRC. He was an Executive Director of HHL during the period from 1 January 2002 to 25 July 2003.

Ir. Leo Kwok Kee LEUNG

BSc, MSc, DIC, ACIArb, CMILT, FHKIE, FIStructE, FICE

Aged 49 and an Executive Director of the Company since 3 July 2003, he is responsible for the planning, design, engineering and construction of projects within the Company. He is also a director of certain subsidiaries of the Company. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics in 1991. In 1983, he was also awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance. He was previously in-charge of the architecture, engineering and construction of all in-house projects for 10 years with HHL from 1993 to 2003. Before joining the Company, he worked in Singapore, Kenya, England and Hong Kong and acquired a wide range of design and construction experiences in highways, bridges, buildings, dam and tunnel structures. He is also an expert in applying slipform and climbform techniques. In 2004, he was further awarded the PRC National Class 1 Registered Structural Engineers qualification. He serves as committee members to a number of Professional Institutions and he was the Chairman of the Hong Kong Branch of The Institution of Highways and Transportation (2006 – 2007).

Mr. Lijia HUANG

Aged 66 and an Executive Director of the Company since 3 July 2003, he is responsible for overseeing the daily operation and management of Guangzhou-Shenzhen Superhighway and is also a director of various subsidiaries of the Company. He joined HHL in 1996 and was responsible for the operations and management of the expressways in Guangdong Province. He was previously the General Manager of Guangdong Provincial Highway Construction Company. During the years from 1961 to 1979, he held senior positions in various commissions in Zhaoqing Municipality of PRC.

Mr. Cheng Hui JIA

Aged 67 and an Executive Director of the Company since 3 July 2003, he is responsible for liaison and project coordination with various PRC government authorities. He was primarily engaged in the development of projects in the PRC during the 18 years with HHL. He was an Assistant to Chairman and China Project Controller. He previously worked in aerospace research in the PRC for many years. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree.

Mr. Barry Chung Tat MOK

Aged 50, he was appointed an Executive Director of both the Company and HHL in August 2005. He is responsible for overseeing the finance and investor relations functions of the Company. He has a Bachelor Degree in Economics/Accounting from the University of Reading, United Kingdom. He has extensive knowledge in corporate finance and project finance. He was previously the Chief Executive of BOCI Capital Limited.

Mr. Nicholas Tai Keung MAY

Aged 46, joined HHL in April 2007 as Group Financial Controller. He was appointed an Alternate Director (to Mr. Barry Chung Tat MOK) of the Company in May 2008. He is a CPA of CPA Australia and a CPA of the Hong Kong Institute of Certified Public Accountants. He holds a Bachelor's Degree in Economics from Macquarie University and a Master's Degree in Commerce from University of New South Wales.

Independent Non-Executive Directors:

Mr. Philip Tsung Cheng FEI

Aged 66, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Audit Committee of the Company. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962, a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is currently the managing partner at Fei & Cheng Associates, an architectural and planning firm. He has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S.

Mr. Lee Yick NAM

Aged 61, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also an Independent Non-Executive Director of HHL. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHL. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was a member of the Hong Kong Deposit Protection Board from 2004 to 2008 and Chairman of its Investment Committee from 2006 to 2008.

Mr. Kojiro NAKAHARA

Aged 67, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Audit Committee of the Company. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and had held various senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000.

Dr. Gordon YEN

Aged 38, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Remuneration Committee of the Company. He was awarded a Bachelor of Manufacturing Engineering degree from Boston University, U.S. in 1990, a Master of Business Administration degree from McGill University, Canada in 1992 and a Doctorate degree in Business Administration from The Hong Kong Polytechnic University, Hong Kong in 2005. He is currently an Executive Director of Fountain Set (Holdings) Limited.

Management Discussion and Analysis



Xi Hai Bridge of Phase II West Under Construction



OPERATIONS REVIEW



During the year under review, the gross domestic product ("GDP") of Guangdong Province continuously recorded a growth of over 10%, despite the challenges posed by uncertainties in the global economy, the macro-economic measures undertaken by the Central Government and the transformation of traditional manufacturing industries to service and high-tech industries in the PRD region. In addition, owing to the continuous improvement and expansion of Guangdong's highway network, the improvement of standard of living and the increase in car ownership in which Guangzhou and Shenzhen each has over one million cars, the passenger and freight transportation as well as logistics industries were greatly boosted, which in turn generated tremendous traffic demand. The Group expects that the importance of GS Superhighway and Phase I West in Guangdong's highway network will be much more prominent, and their traffic and toll revenue will maintain a steady growth.

For the year ended 30 June 2008, the aggregate average daily traffic of GS Superhighway and Phase I West recorded a slight drop of 0.5% to 348,000 vehicles and the aggregate average daily toll revenue decreased 12% to RMB9.12 million. The annual aggregate toll revenue amounted to RMB3,338 million. While GS Superhighway recorded a drop in toll revenue, Phase I West attained a steady growth both in traffic and toll revenue.

CCTV Maintenance at GS Superhighway





Phase I West Traffic Control Centre

In recent years, although the Central Government has imposed stringent approval requirements on land use country-wide, increasing the difficulties and the costs of land acquisition and demolition as well as prolonging the time required for handover of land, the construction of Phase II West has been proceeding and is currently planned to be completed and operational in the financial year 2009/2010. The preliminary work of the application for the project approval of the Phase III West is close to completion. Application to relevant PRC authorities for approval is expected to be made soon. Dependent upon the approval progress, construction of Phase III West is presently planned to commence in 2010 and may take approximately 3 to 4 years to complete.

The Group and our Chairman have committed their efforts to the development of Hong Kong-Zhuhai-Macau Bridge project over the past two decades. Recently, we are pleased to see that the project has won affirmative recognition of the Central Government and various local governments, as well as comprehensive support from the general public. Its pace of construction is going to speed up. The regional highway network will thus be further expanded and improved. Coupled with the cities on the western bank of the PRD region will rapidly develop according to the Outline of the Eleventh Five-Year Plan for the National Economic and Social Development of Guangdong Province, the Group believes that all these will create synergy with the Western Delta Route and it will benefit.


绿色通道
专用道口
缴费车道
自动缴费车道
发卡
30
保持车距
15

Non-Stop Electronic Toll Collection System ("ETC")

Facing the pressure of rising labor costs and commodity prices in the PRD region, the Group will continue to adopt effective measures to control the costs and enhance the operating efficiency of the joint venture companies, so as to ensure the competitiveness and quality services of GS Superhighway and Phase I West.

In August 2007, the Group entered into an agreement with the PRC partner of the Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV") for the sale of its entire interest in Ring Road JV at a consideration of RMB1,712.55 million. The transaction was completed in September 2007 and recorded a pre-tax gain on disposal of HK$974 million.

The new PRC Enterprise Income Tax Law (the "New Law") has been effective since 1 January 2008. The tax rate will gradually increase from the current 18% to 25% over five years (20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012) from 1 January 2008. According to the New Law, the joint venture companies of GS Superhighway and Phase I West which currently enjoy preferential Enterprise Income Tax treatment can continue the remaining preferential tax holidays until the respective expiry dates. In addition, effective from 1 January 2008, a 5% withholding tax will be levied on dividends arising from and after 2008, payable by PRC foreign investment companies to their investors registered in Hong Kong.

Guangzhou-Shenzhen Superhighway

PROJECT SUMMARY

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10 : 50% Year 11-20 : 48% Year 21-30 : 45%



Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

GS Superhighway is a 122.8 km long expressway, closed system, fully lit with total six lanes in dual directions. Currently, it is the only expressway connecting Guangzhou, Dongguan, Shenzhen and Hong Kong. It is also the major artery in the PRD highway network with connections to Guangzhou Ring Road, Guangzhou Second Ring Road (northern and southern sections), Humen Bridge, Dongguan-Changhu Expressway, Shenzhen-Jihe Expressway, Shenzhen Nanping Expressway and also some major cities, ports and airports in the region.

During the year under review, the average daily traffic of GS Superhighway slightly dropped 1% to 320,000 vehicles compared to last year, while its average daily toll revenue decreased 13% to RMB8.71 million. The annual toll revenue amounted to RMB3,189 million.

The drop in toll revenue of GS Superhighway is partly attributable to the unusual snowstorm occurring in the peak traffic period around the Chinese New Year in early 2008, which seriously affected most of the highways connecting Guangdong Province and other provinces. Also, at the request of the Central Government to put rising food prices under control, Guangdong Province implemented Green Lane policy temporarily in 2008 to exempt tolls for vehicles carrying fresh or live agricultural products on some major expressways (including GS Superhighway). In addition, the road network in Shenzhen has changed. Moreover, the South and North bound lanes of Xintang to Dongguan section of GS Superhighway were temporarily closed and related traffic was diverted in the periods from 18 October 2007 to 10 January 2008 and 18 February 2008 to 9 July 2008 respectively for maintenance and improvement works. During these periods, the average daily toll revenue decreased 21% or RMB2.2 million as compared to last year. Although the daily toll revenue decreased significantly during the periods, the daily traffic only fell about 7% or 22,000 vehicles as most of the diverted vehicles returned to GS Superhighway after bypassing the closed section, reflecting GS Superhighway's importance in the highway network of Guangdong Province.

As planned, the maintenance and improvement works were completed and the affected section has been re-opened to traffic since 9 July 2008. The average daily traffic and toll revenue have gradually rebounded to the level comparable to that of last year. The Group believes that such works will be beneficial to the operations of GS Superhighway in the long run.

The Group and the joint venture company have always put great emphasis on traffic safety and have been using ample resources to upgrade and enhance the safety and service facilities in GS Superhighway over the years, aiming at providing users with a safe, comfortable and speedy expressway. In July 2008, together with the joint venture company, the Group co-organized a provincial-wide large-scale traffic safety promotion campaign with the Traffic Management Department of Guangdong Provincial Public Security Bureau ("Traffic Police Department"). Over 100,000 volumes of Chinese literature «Analects of Confucius» inserted with traffic safety rules were distributed to the social public free of charge. Not only did the campaign achieve traffic safety education purpose, but also promoted the traditional Chinese culture.

During the year under review, the joint venture company installed additional electronic changeable message signboards and traffic surveillance cameras along the main alignment and at some toll plazas. Some busy entry and exit ramps were also installed with flashing road stubs to alert drivers and all of the patrol and rescue vehicles were equipped with Global Positioning System ("GPS"). Currently, the joint venture company is cooperating with the Traffic Police Department to install and implement an intelligent traffic management system, the first and the pioneer in Guangdong's expressways, to strengthen the traffic surveillance capabilities of GS Superhighway, enhance the efficiency of rescue response and accident handling and also minimize the congestion and casualties losses caused by traffic accidents.

In order to increase the traffic throughput of some busy toll plazas, the joint venture company expanded the toll plazas of Fuyong, Xinqiao, Dongguan and Huocun. In addition, in view of the increasing popularity of the unitoll system and the non-stop electronic toll collection system ("ETC"), a total of 29 exit lanes were equipped with ETC, the highest in any expressway in Guangdong Province. Besides, automatic car plate identification system has gradually been installed at some entry lanes. Currently, a feasibility study on using automatic entry card issuing system at entry lanes is actively pursued. The joint venture company is committed to apply advanced technologies and equipment to enhance the toll collection efficiency and increase the traffic throughput of toll plazas. Meanwhile, in response to the environmental protection and energy-saving goals set out by the Central Government, the road lamps along GS Superhighway will soon be replaced with advanced energy-saving ones.

The joint venture company will continue to strengthen the inspection and maintenance works of GS Superhighway's road surface, bridges and structures so as to prolong its usable life and maintenance cycles, contributing long-term benefits to the Group.

Pursuant to the joint venture agreement, the Group's profit sharing ratio in the joint venture company has been adjusted from 50% to 48% since 1 July 2007. Further, in respect of the additional investment made by the Group during the construction of GS Superhighway, the joint venture company paid RMB725.14 million to a subsidiary of the Company in January 2008.

In contrast to the uncertainties in global economy, the macro-economic control undertaken by the Central Government and a change in road network in Shenzhen, the economy of Guangdong remains robust and continues to grow, the highway network of Guangdong continues to improve and expand, and the car ownership keeps on increasing. All these positively contribute to the further development of passenger and freight transportation as well as logistics industries in Guangdong. The Group believes that the traffic and toll revenue of GS Superhighway can maintain stable growth.

To meet the increasing traffic demand, the Group, the PRC partner and the joint venture company have actively been pursuing the feasibility study on widening GS Superhighway to an expressway with total ten lanes in dual directions. The study is almost completed and is highly regarded by the relevant authorities. Application to the relevant authorities for approval will soon be made.

As to the construction of Guangzhou-Shenzhen Coastal Expressway reported by the media, the Group will continue to monitor its development. The Group believes that, with the strategic location of GS Superhighway and its connection to the regional highway network well established over the past decade, GS Superhighway will continue to be the main artery within the region.

GS Superhighway Joint Venture

Average Daily Toll Revenue
(RMB million)



8.8
10.0
8.7
2006
2007
2008

Average Daily Traffic
(No. of vehicles in thousand)



270
324
320
2006
2007
2008

Annual Toll Revenue
(RMB million)



3,213
3,663
3,189
2006
2007
2008

Average Daily Traffic
(No. of vehicles in thousand)



400
350
300
250
200
150
100
50
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

Average Daily Toll Revenue
(RMB thousand)



11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

Traffic by Class of Vehicles



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4.9%
1.4%
17.7%
7.2%
68.7%
7.0%
2.0%
18.1%
5.5%
67.5%
7.1%
2.1%
17.8%
4.3%
68.7%
2006
2007
2008
Class 5
Class 4
Class 3
Class 2
Class 1

Phase I of the Western Delta Route


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

PROJECT SUMMARY

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Sep 2003 – Sep 2033
Profit Sharing Ratio	50%

Phase I West is the first phase of the Western Delta Route which is planned to be constructed in three phases. Phase I West commenced operation in April 2004. It is a 14.7 km long expressway, closed system with total six lanes in dual directions, connecting to Guangzhou Ring Road in the north, and National Highway 105 and Bigui Road of Shunde in the south. Currently, it is the only expressway linking Guangzhou and Shunde.

During the year under review, as the traffic diversion from Phase I West caused by a parallel-run local toll-free road in Foshan had stabilized and as Guangzhou Ring Road has become toll-free since mid September 2007, Phase I West's traffic and toll revenue have resumed significant growth momentum. Over the financial year, its average daily traffic increased 10% to 28,000 vehicles and average daily toll revenue rose 8% to RMB406,000. The annual toll revenue amounted to RMB149 million.

According to the highway network planning of Foshan, several highways will be connecting to Phase I West, including Foshan First Ring Road extension link, Pingzhou-Danzao Expressway and Pingzhou-Nansha Expressway in Nanhai as well as Guangzhou-Gaoming Expressway, all of which are expected to drive the growth of traffic and toll revenue of Phase I West.

Phase I West Joint Venture

Average Daily Toll Revenue
(RMB thousand)


340
376
406
2006
2007
2008

Average Daily Traffic
(No. of vehicles in thousand)


23
26
28
2006
2007
2008

Annual Toll Revenue
(RMB million)


123
137
149
2006
2007
2008


广珠西线
欢迎您！

Phase I West Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)


35
30
25
20
15
10
5
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2008
2007
2006
2005
2004

Average Daily Toll Revenue
(RMB thousand)


500
450
400
350
300
250
200
150
100
50
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2008
2007
2006
2005
2004

Traffic by Class of Vehicles


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8.3%
1.8%
26.4%
12.0%
51.5%
9.7%
2.0%
25.0%
9.9%
53.4%
9.9%
2.2%
24.4%
8.2%
55.3%
2006
2007
2008
Class 5
Class 4
Class 3
Class 2
Class 1

Phase II of the Western Delta Route



Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

PROJECT SUMMARY

Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Apr 2007 – Sep 2038
Profit Sharing Ratio	50%

Phase II West is a 46 km long expressway, closed system with total six lanes in dual directions, starting in the north from the Shunde end of Phase I West and extending southwards to Zhongshan connecting to the National Highway 105 and the proposed western expressway of Zhongshan. Upon completion, it will be the only expressway linking Guangzhou to the central area of Zhongshan.

In recent years, although the Central Government has imposed stringent approval requirements on land use country-wide, increasing the difficulties and the costs of land acquisition and demolition, as well as prolonging the time required for handover of land, the construction of Phase II West has been proceeding and is currently planned to be completed and operational in the financial year 2009/2010.

As a result of the stringent control policies on land use and inflation, the costs of land, construction materials, interest etc. have been rising. The investment budget of the project compiled in 2004 needs to be adjusted from the original planned amount of RMB4,900 million (excluding loan interest during construction) to RMB7,200 million (including loan interest during construction). The Group therefore entered into a revised joint venture agreement for the investment in, construction and operation of the Phase II West with its PRC partner (the same PRC partner of Phase I West) on 2 September 2008 to increase the Group's share of registered capital for the project by approximately RMB402.5 million. Details of the transaction can be referred to the joint announcement made by the Group and HHL dated 2 September 2008.



Phase III of the Western Delta Route


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

PROJECT SUMMARY

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%

Phase III West is a 38 km long expressway, closed system with total six lanes in dual directions, starting in the north from the Zhongshan end of Phase II West and extending southwards to connect to the highway network in Zhuhai.

As Phase III West is located at the populous and fast growing cities on the western bank of the PRD region, in order to fit in the city and transportation development planning of Zhongshan and Zhuhai and to shorten the lengthy land acquisition and demolition process, the alignment and design of certain sections of Phase III West have been revised, including increasing tunnel distance from 2.5 km to 5.1 km which costs are much higher. In addition, as a result of the stringent control policies on land use and inflation, the costs of land, construction materials, interest etc. have increased. The investment budget of the project has to be revised from the original planned amount of RMB3,260 million (excluding loan interest during construction) to RMB5,600 million (including loan interest during construction). Similar to the case in Phase II West, the Group entered into a revised joint venture agreement for the investment in, construction and operation of the Phase III West with its PRC partner (also the same PRC partner of Phase I West and Phase II West) on 2 September 2008 to increase the Group's share of registered capital by approximately RMB409.5 million. Details of the transaction can be referred to the joint announcement made by the Group and HHL dated 2 September 2008.

The preliminary work of the application for the project approval of Phase III West is close to completion and application to relevant authorities for approval is expected to be made soon. It is currently planned to commence construction of Phase III West in 2010 with completion in approximately 3 to 4 years.

The Group will endeavor to expedite the construction of Phase II West and Phase III West and complete them as planned. It is expected that, upon the completion of the entire Western Delta Route, it will link up various major cities including Guangzhou, Foshan, Zhongshan and Zhuhai and lead to Macau, and will become a strategic expressway on the western bank of the PRD region. With the reported accelerated construction plan of the Hong Kong-Zhuhai-Macau Bridge project, the regional highway network will be further expanded and improved. Besides, according to the Outline of the Eleventh Five-Year Plan for the National Economic and Social Development in Guangdong Province, urbanization, economy and transportation on the western bank of the PRD region will rapidly develop. The Group believes that all these will create synergy with the Western Delta Route which traffic and toll revenue will grow steadily in future.

Hong Kong-Zhuhai-Macau Bridge Project


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

The Group and our Chairman have committed their efforts to the development of Hong Kong-Zhuhai-Macau Bridge project over the past two decades. Recently, we are pleased to see that the project has won affirmative recognition of the Central Government and various local governments, as well as comprehensive support from the general public. Its pace of construction is going to speed up. This reflects the excellent vision of our Chairman and the Group under his leadership. As reported by the media, the Hong Kong-Zhuhai-Macau Bridge project is planned to commence construction at the earliest in 2010 and to be completed by 2015.

The Group believes that the fast-track construction plan of the Hong Kong-Zhuhai-Macau Bridge project will not only accelerate the economic cooperation of Guangdong, Hong Kong and Macau, but also actively contribute to the economic development of the western bank of the PRD region, in addition to expand and improve the regional highway network.



Others

Employees and Remuneration Policies

As at 30 June 2008, the Group employed 32 employees while the joint venture companies employed approximately 2,666 employees. We offer competitive remuneration packages to employees based on the prevailing market practices and individual performances. The Group also adopted share option scheme and share award scheme for the purposes of recognizing contributions by, and giving incentives to, the employees. Details of the schemes are set out in the Report of the Directors. In addition, discretionary bonuses may be granted to employees based on individual performance as well as the performance of the Group. The Group also provides medical coverage to all staff members and Group Personal Protector to senior staff members. During the year, various staff events, such as Annual Dinner, Staff Appreciation Lunch, Bowling Night and staff recreation and sports events, were organized to build closer relationship across levels within the organization.

On top of offering competitive remuneration packages, the Group also invests in human capital development. Training programs for improving employee productivity were conducted in the past year on an ongoing basis.


迎奥运 保畅通 构建和谐高速
交通安全宣传教育活动

They included elementary and intermediate Putonghua Courses which aimed at enhancing the communication skills with the Mainland staff, Red Cross First Aid Course which aimed at increasing safety awareness and accident prevention in the Group and ICAC talk which aimed at corruption prevention. The Group has also organized some seminars to enhance the staff's mental quality and self development, topics such as "Choosing Happiness", "Smart Tips for Time Management", "Group Brainstorming" and "MPF Knowledge". In 2008, an 18-month Management Trainee Program has been launched which intended to train and develop a team of young and energetic trainees to cope with the Group's business growth in a conglomerate environment.

Community Relations

The Group has been playing an active role in supporting community growth. During the year, the Group supported a series of arts, sports, community, traffic safety and disaster relief initiatives. These include our sponsorship and participation in the Dress Special Day, Walk for Millions and Sports Corporate Challenge organized by the Community Chest, Olympic Day Run, MTR Race Walking, as well as our sponsorship of the Hong Kong Arts Festival and the Hong Kong Art School Hopewell Library. The Group has also made donations to charitable organizations such as the Hong Kong Red Cross in support of Sichuan earthquake relief actions.

As mentioned earlier on, the Group has always put great emphasis on traffic safety. In the traffic safety promotion campaign jointly organized with the Traffic Management Department of Guangdong Provincial Public Security Bureau in July 2008, over 100,000 volumes of Chinese literature 《Analects of Confucius》 inserted with traffic safety rules were distributed to the public free of charge.

In early 2008, the Group was awarded the Caring Company Logo 2007/08 by the Hong Kong Council of Social Service in recognition of the Group's community involvement and commitment to good corporate citizenship.


论
语

Financial Review

Group Results

For the financial year ended 30 June 2008, the net toll revenue of all expressways proportionately shared by the Group decreased 15% to HK$1,717 million from HK$2,026 million of the last corresponding year, mainly attributable to the disposal of the entire 45% interest of the Group in Ring Road JV in September 2007, the adjustment of the profit sharing ratio in the Group's joint venture company, GS Superhighway JV from 50% to 48% since 1 July 2007 pursuant to the joint venture agreement and the planned temporary closure of the main alignments of the South and North bounds of the section between Xintang to Dongguan of GS Superhighway for maintenance and improvement works during the periods from 18 October 2007 to 10 January 2008 and 18 February 2008 to 9 July 2008 respectively. Of the total net toll revenue of the Group, GS Superhighway contributed 93% or HK$1,594 million, whereas Phase I West and ESW Ring Road contributed 4% or HK$78 million and 3% or HK$45 million respectively.

The Group's proportionately shared net toll revenue of all of its expressways in the PRC is set out as follows:

	Year ended 30 June	
	2007 HK$ million	**2008** **HK$ million**
GS Superhighway	1,777	**1,594**
Phase I West	66	**78**
ESW Ring Road	183	**45**
	2,026	**1,717**

Total toll operation expenses and general and administrative expenses increased 23% to HK$297 million from HK$241 million during the financial year ended 30 June 2008. Despite facing the pressure of rising labour cost and commodity prices in the PRD region, the Group has taken effective measures to control the cost and enhance the operating efficiency of the joint venture companies.

Depreciation and amortisation charges decreased 7% to HK$355 million from HK$381 million, mainly attributable to the disposal of the entire 45% interest of the Group in Ring Road JV in September 2007.

On 16 March 2007, the PRC promulgated the New Law by Order No. 63 of the President of the PRC which became effective on 1 January 2008. The tax rate for the Group's PRC joint venture companies will change gradually from 18% to 25% over 5 years (20% in year 2009, 22% in year 2010, 24% in year 2011 and 25% in year 2012 respectively). According to the New Law, GS Superhighway JV and Guangdong Guangzhou-Zhuhai West Superhighway Company Limited in respect of Phase I West ("West Route JV"), joint venture companies of the Group, will continue to enjoy the remaining unutilised tax holidays until their respective expiry dates. The deferred tax for the year has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled. In addition, effective from 1 January 2008, a 5% withholding tax will be levied on dividends arising from and after 2008, payable by PRC joint venture companies to the Group.

The profit attributable to equity holders of the Company increased 48% to HK$1,997 million from HK$1,349 million of the last corresponding year, mainly due to the disposal of its entire 45% interest in the Ring Road JV to the PRC joint venture partner for a consideration of RMB1,712.55 million, resulting in a pretax gain of HK$974 million and the appreciation of Renminbi, including an exchange gain of HK$439 million mainly arising on retranslation of the United States dollar and Hong Kong dollar bank loans representing 70% of the Group's proportionately shared loans as at 30 June 2008 borrowed by a PRC joint venture company of the Group.

Liquidity and Financial Resources

The Group's total debt to total assets ratio and gearing ratio (net debt to equity attributable to equity holders of the Company) were 29% (2007: 33%) and nil (2007: 13%) respectively. The gearing structure is set out below:

	At 30 June	
	2007 HK$ million	**2008** **HK$ million**
Total debt	5,818	**5,071**
Net debt (Note)	1,470	**0**
Total assets	17,425	**17,578**
Equity attributable to equity holders of the Company	10,895	**11,686**
Total debt/Total assets	33%	**29%**
Net debt/Equity attributable to equity holders of the Company	13%	**0%**

Note: Net debt is defined as total debt less bank balances and cash together with pledged bank balances and deposits. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the balance sheet date.

The annual net cash inflow of the Group (excluding cash flows of joint venture companies proportionately shared by the Group but after payment of dividend to the Company's shareholders and operating expenses of the Group) amounted to approximately HK$2,093 million, HK$890 million and HK$573 million in the past 3 years ended 30 June 2008, 2007 and 2006 respectively. The net cash inflow for the year ended 30 June 2008 of HK$2,093 million included an amount of HK$1,634 million (after taxation) from the disposal of the Group's entire 45% interest in Ring Road JV. In addition, the additional investment of the Group incurred during the construction of GS Superhighway amounted to HK$713 million (after taxation) had been received from GS Superhighway JV in January 2008.

At 30 June 2008, the bank and other borrowings of the joint venture companies proportionately shared by the Group amounted to HK$4,711 million (2007: HK$5,215 million) with the following profile:

(a) 99.9% (2007: 99.9%) was bank loans and 0.1% (2007: 0.1%) was other loan; and

(b) 63% (2007: 61%) was denominated in United States dollar, 30% (2007: 29%) was denominated in Renminbi and 7% (2007: 10%) was denominated in Hong Kong dollar.

The net current assets of the Group increased 43% from HK$3,902 million at 30 June 2007 to HK$5,666 million at 30 June 2008.

In October 2005, the Group obtained a 5-year syndicated unsecured bank revolving credit and term loan facility of HK$3,600 million and the facility was undrawn at 30 June 2007 and 2008.

At 30 June 2008, the bank balances and cash of the Group and of the joint venture companies proportionately shared by the Group amounted to HK$5,997 million (2007: HK$3,904 million) and HK$240 million (2007: HK$444 million) respectively. The bank balances and cash of the Group together with the undrawn facility amounted to HK$9,597 million (2007: HK$7,504 million). Together with stable cash dividend from the Group's joint venture company, GS Superhighway JV (of which the Group had received cash dividend of HK$614 million and HK$1,048 million for the years ended 30 June 2008 and 2007 respectively), the Group's funding capabilities have been further strengthened for the planned and potential investment opportunities.

Since listing on The Stock Exchange of Hong Kong Limited in August 2003, the Company's has maintained a target dividend payout ratio of 75% or above.

Debt Maturity Profile

The maturity profile of bank and other borrowings of the joint venture companies proportionately shared by the Group as at 30 June 2008 as compared to that at 30 June 2007 is shown as follows:

	At 30 June	
	2007	**2008**
Repayable within 1 year	4%	**6%**
Repayable between 1 to 5 years	25%	**26%**
Repayable beyond 5 years	71%	**68%**

Other than the above, the Group has no other corporate bank borrowings both at 30 June 2007 and 2008. All the bank borrowings of the joint venture companies are carrying at floating interest rates.

Interest Rate and Exchange Rate Exposures

The cash dividends received from the Group's joint venture companies are settled in Hong Kong dollar whereas the Group's expenses are mainly in Hong Kong dollar. Substantial portion of bank borrowings of a joint venture company is denominated in Untied States dollar which generated an exchange gain upon retranslation of such United States dollar bank borrowings.

The Group closely monitors its interest rate and foreign exchange exposure, and the use of financial instrument is strictly controlled. Neither the Group nor the joint venture companies have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures.

Treasury Policies

The Group continues to adopt prudent and conservative treasury policies in financial and funding management. Its liquidity and financial resources are reviewed on a regular basis to minimise the cost of funding and enhance the return on financial assets. Its cash is generally placed in short-term deposits denominated mainly in Hong Kong dollar and United States dollar.

Capital Commitments

During the year ended 30 June 2008, the Group had made capital contribution to West Route JV for development of the Phase II West amounting to RMB587 million. At 30 June 2008, the Group had outstanding commitments to make capital contribution (the total capital being 35% of the total investment amounted to RMB4,900 million) to West Route JV of RMB96 million (2007: RMB683 million).

At 30 June 2008, the Group had agreed, subject to the approval of the relevant PRC authorities, to make capital contribution (the total capital being 35% of the total investment amounted to RMB3,260 million) to West Route JV for development of the Phase III West of RMB570.5 million (2007: RMB570.5 million).

Subsequent to the balance sheet date, the Group entered into amendment agreements with West Route JV PRC partner. On 2 September 2008, the Group entered into amendment agreements in relation to Phase III West with the West Route JV PRC partner, subject to the approval of the shareholders of the Company and Hopewell Holdings Limited and the relevant PRC authorities, to adjust the total investment for Phase III West to RMB5,600 million, instead of RMB3,260 million as contemplated under the 2005 Phase III Amendment Agreements (the "2008 Phase III Amendment Agreements", which effectively replaced the 2005 Phase III Amendment Agreements). 35% of the adjusted total investment will be funded by an increase in the registered capital West Route JV by RMB1,960 million to be contributed by the Group and the West Route JV PRC partner in equal share. The adjusted total capital contribution thereon to be made by the Group to West Route JV for the development of Phase III West will be RMB980 million, instead of RMB570.5 million as contemplated under the 2005 Phase III Amendment Agreements.

On 2 September 2008, the Group entered into amendment agreements in relation to Phase II West with the West Route JV PRC partner, subject to the approval of the shareholders of the Company and Hopewell Holdings Limited and the relevant PRC authorities, to increase the total investment for Phase II West by RMB2,300 million to RMB7,200 million. 35% of the increase in total investment will be funded by an increase in the registered capital of West Route JV by RMB805 million to be contributed by the Group and the West Route JV PRC partner in equal share. The additional capital contribution thereon to be made by the Group to the West Route JV for the development of Phase II West is RMB402.5 million.

The above details are contained in the joint announcement of the Company and Hopewell Holdings Limited dated 2 September 2008.

It is currently planned that the Group will make its capital contribution for Phase III West of RMB980 million before the end of 30 June 2010 and 2011 in the proportion of 35% and 65% respectively. In addition, the Group is currently planned to make additional capital contribution for Phase II West before the end of 30 June 2010.

At 30 June 2008, GS Superhighway JV and West Route JV had outstanding commitments in respect of acquisition of property and equipment, and construction of the Phase II West contracted but not provided for proportionately shared by the Group totaling HK$1,658 million (2007: HK$1,426 million for GS Superhighway JV, Ring Road JV and West Route JV).

Pledge of Assets

At 30 June 2008, certain assets of the joint venture companies of the Group were pledged to banks to secure general banking facilities granted to the joint venture companies. The carrying amounts of these assets are analysed as follows:

	At 30 June	
	2007 HK$ million	**2008** **HK$ million**
Toll expressways	6,973	**7,136**
Prepaid lease payments	85	**90**
Bank balances and deposits	393	**235**
Other assets	231	**374**
	7,682	**7,835**

At 30 June 2007, the toll collection right of GS Superhighway JV, 65% of the toll collection right of Phase I West and 90% of the toll collection right of Ring Road JV were pledged to banks to secure general banking facilities granted to the respective joint venture company. At 30 June 2008, the toll collection right of GS Superhighway JV and 65% of the toll collection right of Phase I West were pledged to banks to secure general banking facilities granted to the respective joint venture company.

Contingent Liabilities

At 30 June 2008, there were no material contingent liabilities for the Group since 30 June 2007.

Material Acquisition or Disposal

During the year ended 30 June 2008, the Group entered into an agreement with the Ring Road JV PRC partner to dispose of the entire 45% interest of the Group and other rights, duties and obligations in Ring Road JV for a consideration of RMB1,712.55 million.

Other than the above, there was no material acquisition or disposal of the Company's subsidiaries or associated companies during the year.

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board of Directors (the "Board") that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the Code on Corporate Governance Practices (the "CG-Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Throughout the year ended 30 June 2008, the Company has complied with all code provisions set out in the CG-Code.

Board of Directors

The Company is managed through the Board which currently comprises of eight Executive Directors (including the Chairman) and one Alternate Director and four Independent Non-Executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 10 to 13 of this Annual Report.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon Ying Sheung WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Thomas Jefferson WU (the son of Sir Gordon Ying Sheung WU), Managing Director, is responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Director has been established and clearly set out in writing.

Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgement. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-Executive Director a written annual confirmation of independence. All the Independent Non-Executive Directors meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his (i) last appointment by the Board, (ii) last election or (iii) last re-election, and shall be eligible for re-election subject to the provisions of the Articles of Association. All Independent Non-Executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s). During the year, Mr. Yuk Keung IP was appointed an Independent Non-Executive Director of the Company on 13 August 2007. Due to other business commitments, Mr. IP resigned from the board of the Company on 29 February 2008. On 7 May 2008, Mr. Nicholas Tai Keung MAY was appointed as Alternate Director to Mr. Barry Chung Tat MOK, Executive Director of the Company. Newly appointed Director(s) will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board Committees

The Board has established a Committee of Executive Directors in September 2004 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these two Board Committees comprise, except for the Chairman of the Remuneration Committee, entirely of Independent Non-Executive Directors.

	Audit Committee	*Remuneration Committee*
Committee Members	Mr. Lee Yick NAM* (Chairman) Mr. Philip Tsung Cheng FEI* Mr. Kojiro NAKAHARA* Mr. Yuk Keung IP* (Appointed on 13 August 2007, resigned on 29 February 2008)	Mr. Eddie Ping Chang HO# (Chairman) Mr. Lee Yick NAM* Dr. Gordon YEN*
Major responsibilities and functions	• Consider the appointment and independence of external auditors. • Review and supervise the Group's financial reporting process, internal control and compliance. • Review and monitor the interim and annual financial statements before submission to the Board.	• Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.
Work performed during the year	• Considered and approved the terms of engagement of the external auditors including audit fee. • Reviewed the annual financial statements for the year ended 30 June 2007 and the interim financial statements for the six months ended 31 December 2007. • Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	• Reviewed and make recommendations to the Board on bonuses. • Reviewed the level of Directors' fees for the year.

 # Executive Director
** Independent Non-Executive Director*

Attendance at Meetings

During the year under review, the attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meetings and Annual General Meeting are as follows:

	Number of meetings attended / held			
	Board Meetings	**Audit Committee Meetings**	**Remuneration Committee Meetings**	**Annual General Meeting**
Number of meetings held	4	2	3	1
Executive Directors				
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*	4 out of 4	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO *(Remuneration Committee Chairman)*	4 out of 4	N/A	3 out of 3	1 out of 1
Mr. Thomas Jefferson WU	3 out of 4	N/A	N/A	1 out of 1
Mr. Alan Chi Hung CHAN	4 out of 4	N/A	N/A	1 out of 1
Ir. Leo Kwok Kee LEUNG	4 out of 4	N/A	N/A	1 out of 1
Mr. Lijia HUANG	4 out of 4	N/A	N/A	0 out of 1
Mr. Cheng Hui JIA	4 out of 4	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK	4 out of 4	N/A	N/A	1 out of 1
Mr. Nicholas Tai Keung MAY	*Note*	N/A	N/A	*Note*
Independent Non-Executive Directors				
Mr. Philip Tsung Cheng FEI	4 out of 4	2 out of 2	N/A	1 out of 1
Mr. Kojiro NAKAHARA	4 out of 4	2 out of 2	N/A	1 out of 1
Mr. Lee Yick NAM *(Audit Committee Chairman)*	4 out of 4	2 out of 2	3 out of 3	1 out of 1
Dr. Gordon YEN	4 out of 4	N/A	3 out of 3	0 out of 1
Mr. Yuk Keung IP *(Appointed on 13 August 2007, resigned on 29 February 2008)*	3 out of 3	2 out of 2	N/A	1 out of 1

Note: Mr. Nicholas Tai Keung MAY did not attend the Board Meetings and the Annual General Meeting held during the year in the capacity as Alternate Director to Mr. Barry Chung Tat MOK, who had attended all the said Meetings himself.

Remuneration Policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises of some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus, share options and share awards which are performance related elements. No Director is allowed to approve his own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 4 October 2007.

Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiry made, all Directors have confirmed that they have complied fully with the Model Code throughout the year.

Financial Reporting

The Directors recognize their responsibilities for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditors with respect to the financial reporting are set out in the Independent Auditor's Report on page 48 of this Annual Report.

External Auditors

The Company's external auditor is Deloitte Touche Tohmatsu. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditor is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditor as well as approving their terms of engagement including their fees. Apart from the statutory audit of the annual financial statements, Deloitte Touche Tohmatsu was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31 December 2007 as well as advising on tax compliance and related matters.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged the auditor of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions with Guangdong Nan Yue Logistics Company Limited as set out under the section headed "Connected Transactions" in the Report of the Directors. The auditor has reported to the Board of Directors that (i) the Material Logistics Services (as defined under the section headed "Connected Transactions" in the Report of the Directors) transactions have received the approval of the Board of Directors of the Company, (ii) the amount of the Material Logistics Services fee for the year ended 30 June 2008 did not exceed the cap of RMB22 million per annum as disclosed in the joint announcement dated 1 June 2007 made by the Company and HHL, and (iii) the samples amounts of the Material Logistics Services fee that the auditors selected are calculated in accordance with the management agreement governing the connected transactions.

During the year ended 30 June 2008, the fees payable by the Group to the external auditors in respect of audit and non-audit services (including the amount payable by the jointly controlled entities proportionately shared by the Group) were as follows:

	HK$'000
Audit services	2,086
Non-audit services:	
Taxation and advisory services	40
Others	388
	2,514

Internal Controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor Relations

Effective communication with investors and shareholders is very important as this will help them better understand the Company's operations and future prospects. As such, the Company places a high priority in investor relations. Corporate Information is disseminated in strict compliance with relevant requirements, timely and accurately through different channels. These include interim and annual reports, company announcement and press release, which are available on the Company's website www.hopewellhighway.com. During the year under review, the Company held regular meetings and teleconferences with investors and analysts, in order to strengthen their understandings on the Company's businesses. Moreover, through active participation in various investment conferences, investors could meet with the Company's senior management to exchange ideas and gain a more thorough understanding on the Company's latest development.

The Company's website is an important platform for investor relations development. Monthly traffic and toll revenue statistics of the Company's toll road projects are available on the website promptly and accurately. Besides company announcement, press release, interim and annual reports, information on the Company's toll road projects and results presentation are also available on the Company's website.

Investor relations will continue to be emphasized given that a proactive dialogue with the investment community will keep investors and shareholders abreast of the Company's latest development. Such effective communication will enable the Company to create better values for its shareholders.

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30 June 2008.

Principal Activities

The principal activity of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC through its jointly controlled entities established in the PRC. The principal activity of the Company is investment holding.

Results

The results of the Group for the year ended 30 June 2008 are set out in the Consolidated Income Statement on page 49.

Dividends

The Directors recommend the payment of a final dividend of HK13 cents (2007: HK 20 cents) per share and a special final dividend of HK28 cents (2007: Nil). Together with the interim dividend of HK17 cents (2007: HK15 cents) and the special interim dividend of HK7 cents (2007: Nil) per share paid on 26 March 2008, total dividends for the year will be HK65 cents (2007: HK35 cents) per share.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 16 to 27.

Share Capital

Particulars of share capital of the Company during the year are set out in note 23 to the consolidated financial statements.

Reserves

Movements in reserves of the Group during the year are set out in the Consolidated Statement of Changes in Equity and note 24 to the consolidated financial statements.

Fixed Assets

Movements in property and equipment of the Group during the year are set out in note 15 to the consolidated financial statements.

Major Customers and Suppliers

The principal business of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC. There are no major customers and suppliers in view of the nature of the Group's business.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the securities of the Company during the year.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are listed on pages 10 to 13 of the annual report. Changes during the year and up to the date of this report are as follows:

Mr. Yuk Keung IP	(appointed on 13 August 2007, resigned on 29 February 2008)
Mr. Nicholas Tai Keung MAY (Alternate to Mr. Barry Chung Tat MOK)	(appointed on 7 May 2008)

In accordance with the Company's Articles of Association, Ir. Leo Kwok Kee LEUNG, Mr. Lijia HUANG, Mr. Cheng Hui JIA, Mr. Barry Chung Tat MOK and Mr. Kojiro NAKAHARA will retire at the forthcoming annual general meeting. Except for Mr. Lijia HUANG who did not offer himself for re-election, the remaining Directors, being eligible, offered themselves for re-election.

Various businesses of the Group are respectively under the responsibility of the Executive Directors of the Company who are regarded as members of the Group's senior management.

Qualified Accountant

Mr. Kenneth Kwok Keung LEUNG, aged 45, Qualified Accountant, joined the Company as Financial Controller in September 2004. He is responsible for overseeing the financial management and accounting functions of the Group. He obtained a bachelor degree in accountancy from the City University of Hong Kong and a degree in Bachelor of Laws from Tsinghua University. He is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Institute of Chartered Accountants in England and Wales.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2008, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(A) the Company (i)

	Shares						
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests (ii) (interests of controlled corporation)*	*Other interests*	*Awarded shares (iv)*	*Total interests*	*% of issued share capital*
Sir Gordon Ying Sheung WU	6,249,402	2,491,000	10,124,999	3,068,000 (iii)	–	21,933,401	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	–	–	2,165,600	0.07%
Thomas Jefferson WU	5,797,000	–	82,000	–	–	5,879,000	0.20%
Alan Chi Hung CHAN	280,000	–	–	–	140,000	420,000	0.01%
Leo Kwok Kee LEUNG	200,000	–	–	–	100,000	300,000	0.01%
Kojiro NAKAHARA	1,067	–	–	–	–	1,067	0.00%
Cheng Hui JIA	200,000	–	–	–	100,000	300,000	0.01%

Notes:

(i) All interests in the shares of the Company were long positions. None of the Directors or chief executives held any short position in the shares of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 3,068,000 shares represented the interests held jointly by Sir Gordon Ying Sheung WU ("Sir Gordon WU") and his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the Employees' Share Award Scheme of the Company adopted on 25 January 2007 but not yet vested, details of which are set out below:

Directors	*Date of award*	*Number of awarded shares*	*Vesting date*
Alan Chi Hung CHAN	25/01/2007	140,000	25/01/2009
Leo Kwok Kee LEUNG	25/01/2007	100,000	25/01/2009
Cheng Hui JIA	25/01/2007	100,000	25/01/2009

(B) Associated Corporation

Hopewell Holdings Limited ("HHL")

Directors	*HHL Shares* Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests [i] (interests of controlled corporation)	Other interests [ii]	HHL share options [iii]	Awarded shares [iv]	Total interests	% of issued share capital
Sir Gordon Ying Sheung WU	74,683,032	21,910,000	111,250,000	30,680,000	–	–	238,523,032	26.73%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.19%
Thomas Jefferson WU	27,840,000	–	820,000	–	–	–	28,660,000	3.21%
Alan Chi Hung CHAN	585,000	–	–	–	–	–	585,000	0.07%
Lee Yick NAM	90,000	–	–	–	–	–	90,000	0.01%
Kojiro NAKAHARA	10,671	–	–	–	–	–	10,671	0.00%
Cheng Hui JIA	241,000	–	–	–	–	–	241,000	0.03%
Barry Chung Tat MOK	350,000	–	–	–	1,900,000	50,000	2,300,000	0.26%
Nicholas Tai Keung MAY	–	–	–	–	240,000	–	240,000	0.03%

Notes:

(i) The corporate interests of HHL Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The other interests in 30,680,000 HHL Shares represented the interest held by Sir Gordon WU jointly with Lady Ivy WU.

(iii) The interests in HHL share options represented HHL share options granted under the share option scheme of HHL adopted on 1 November 2003 to subscribe for HHL Shares, details of which are set out below:

Directors	Date of grant	Exercise price per share HK$	Number of outstanding options	Exercise period
Barry Chung Tat MOK	02/09/2005	19.94	1,900,000	02/03/2006 – 01/03/2009
Nicholas Tai Keung MAY	15/11/2007	36.10	240,000	01/12/2008 – 30/11/2014

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the HHL Employees' Share Award Scheme adopted on 25 January 2007 but not yet vested, details of which are set out below:

Director	Date of award	Number of awarded shares	Vesting date
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2009

All the above interests in the shares and underlying shares of equity derivatives of associated corporation were long positions.

Save as aforesaid, as at 30 June 2008, none of the Directors or chief executives had any other interests or short position in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Group has set up the MPF Scheme. Mandatory contributions to this scheme is made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contribution to the MPF Scheme amounted to approximately HK$440,000.

Share Options

(A) The share option scheme of the Company was approved by the written resolutions of the then sole shareholder of the Company passed on 16 July 2003 and approved by shareholders of HHL at an extraordinary general meeting held on 16 July 2003 (the "Option Scheme"). The Option Scheme will expire on 15 July 2013. A summary of some of the principal terms of the Option Scheme is set out in (B) below.

(B) The purpose of the Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees of substantial shareholder of the Company or for such other purposes as the Board of Directors may approve from time to time.

Under the Option Scheme, the maximum number of shares in the Company which may be issued upon exercise of all options to be granted under the Option Scheme and any other share option scheme of the Company will not exceed 10% of the total number of shares of the Company in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of the Company is obtained. The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 276,560,000 shares (representing 9.3% of the issued share capital of the Company) are available for issue under the Option Scheme.

The period during which an option may be exercised will be determined by the Board of Directors of the Company at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board of Directors of the Company and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in the Company.

(C) Details of the movement of share options under the Option Scheme during the year ended 30 June 2008 were as follows:

			Number of share options						
	Date of grant	Exercise price per share HK$	Outstanding at 01/07/2007	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30/06/2008	Exercise period	Closing price before date of grant falling within the year HK$
Employees	17/10/2006	5.858	6,200,000	–	152,000	1,120,000	4,928,000	01/12/2007-30/11/2013	N/A
Employees	19/11/2007	6.746	–	760,000	–	–	760,000	01/12/2008-30/11/2014	6.500
Total			6,200,000	760,000	152,000	1,120,000	5,688,000		

No options were cancelled during the year.

The weighted average closing price of the shares on the dates immediately before the dates on which the options were exercised by the employees of the Company during the year were HK$6.64.

The options granted on 17 October 2006 and 19 November 2007 are exercisable in the following manner:

Maximum options exercisable	Exercise period
Granted on 17 October 2006	
20% of options granted	01/12/2007 - 30/11/2008
40%* of options granted	01/12/2008 - 30/11/2009
60%* of options granted	01/12/2009 - 30/11/2010
80%* of options granted	01/12/2010 - 30/11/2011
100%* of options granted	01/12/2011 - 30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008 - 30/11/2009
40%* of options granted	01/12/2009 - 30/11/2010
60%* of options granted	01/12/2010 - 30/11/2011
80%* of options granted	01/12/2011 - 30/11/2012
100%* of options granted	01/12/2012 - 30/11/2014

** including those not previously exercised*

The fair value of the share options granted during the year with the exercise price per share of HK$6.746 is estimated at approximately HK$705,000 at the Grant Date using the Binomial option pricing model. The value is estimated based on the share price of HK$6.55 per share at the Grant Date, the historical volatility of share price of the Company of 23.83% which is based on 5 years weekly historical volatility of the Company's share price from the date of listing to 19 November 2007, expected life of options of 7.03 years, expected dividend yield of 5.78%, and the risk-free rate of 3.33% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility.

Share Awards

(A) The Share Award Scheme (the "Award Scheme") was adopted by the Board on 25 January 2007 ("Adoption Date"). Unless terminated earlier by the Board, the Award Scheme shall be valid and effective for a term of 15 years commencing on the Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the Adoption Date. A summary of some of the principal terms of the Award Scheme is set out in (B) below.

(B) The purpose of the Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the Award Scheme, the Board (or where the relevant selected employee is a director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) Details of the movement of share awards under the Award Scheme for the year under review were set out below:

Vesting Date	Outstanding at 01/07/2007	Movements during the year			Outstanding at 30/06/2008
		Awarded	Vested	Lapsed	
Directors					
25/01/2008	340,000	–	340,000	–	–
25/01/2009	340,000	–	–	–	340,000
Employees					
25/01/2008	40,000	–	40,000	–	–
25/01/2009	40,000	–	–	–	40,000
Total	760,000	–	380,000	–	380,000
Weighted average fair value	HK$5.94	–	HK$6.21	–	HK$5.94

(D) During the year under review, the dividend income amounted to HK$152,000 had been received in respect of the shares held upon the trust for the Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of the Company's Shares which shall become returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the Award Scheme whether as a result of a lapse or otherwise) for the purpose of the Award Scheme and shall be held by the trustee for the benefit of one or more employees of the Group, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the Board of the Company.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options" and "Share Awards", at no time during the year ended 30 June 2008 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board of Directors with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement from office and re-election at the annual general meetings of the Company in accordance with the Company's Articles of Association.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company was entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As at 30 June 2008, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	***Capacity***	***Number of shares (corporate interests)***	***% of issued share capital***
Anber Investments Limited	Beneficial owner	2,160,000,000 [(A)]	72.72%
Delta Roads Limited	Interests of controlled corporation	2,160,000,000 [(A)]	72.72%
Dover Hills Investments Limited	Interests of controlled corporation	2,160,000,000 [(A)]	72.72%
Supreme Choice Investments Limited	Interests of controlled corporation	2,160,000,000 [(A)]	72.72%
Hopewell Holdings Limited	Interests of controlled corporation and Beneficial owner [(B)]	2,168,812,500 [(B)]	73.01%
Commonwealth Bank of Australia	Interests of controlled corporation	148,412,100	5.00%

Notes:

(A) The 2,160,000,000 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of Hopewell Holdings Limited. The interests of Anber, Delta, Dover, Supreme and HHL in 2,160,000,000 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other.

(B) 8,812,500 shares were held as beneficial owner and the remaining 2,160,000,000 shares were held through interests of controlled corporations referred to in Note (A).

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 30 June 2008.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Connected Transactions

(A) Management Agreement with Nan Yue

On 1 June 2007, Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") entered into a management agreement ("Management Agreement") with Guangdong Nan Yue Logistics Company Limited ("Nan Yue"), a subsidiary of its PRC partner.

Pursuant to the Management Agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for the Phase II West Project ("Material Logistics Services"). The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The Management Agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of the Phase II West Project). The service fee is 2.5% of the fee for the materials supplied for the Phase II West Project and shall be paid on a quarterly basis after deduction of the 5% assurance fee that shall be repayable without interest to Nan Yue upon completion of the term of the Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of the Phase II West Project ("Construction Contractors"). The material fee shall be payable by Nan Yue to the Construction Contractors. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for the Phase II West Project.

Pursuant to the Listing Agreement between the Company and the Stock Exchange and the letter dated 7 August 2003 from HHL to the Stock Exchange, West Route JV, being a Sino-foreign cooperative joint venture enterprise jointly controlled by the Group which operates a toll road project, is deemed to be a subsidiary of the Company and HHL for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004). The relevant PRC partner of West Route JV currently has a 50% interest in each of West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of the Company) and is accordingly deemed to be a connected person of the Company and HHL for the purposes of Chapter 14A of the Listing Rules.

The service fee paid and payable to Nan Yue for the Material Logistics Services provided during the year ended 30 June 2008 under the Management Agreement was RMB11.7 million (2007: Nil).

The Independent Non-executive Directors of the Company have reviewed and confirmed that the Material Logistic Services provided by Nan Yue since the commencement of the Management Agreement and for the financial year ended 30 June 2008 have been entered into in the ordinary and usual course of business of the Group; on normal commercial terms; and in accordance with the Management Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

A reference to the confirmation by the auditor of the Company in relation to the above continuing connected transactions is included under the section headed "External Auditors" in the Corporate Governance Report.

(B) Sale of Ring Road JV

On 9 August 2007, a wholly-owned subsidiary of the Company entered into an agreement with one of the joint venture partners of the Guangzhou East-South-West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South-West Ring Road joint venture, for a consideration of RMB1,712.55 million. The transaction was completed in September 2007, resulting in a pretax gain on disposal of HK$974 million for the Group. Pursuant to the above-mentioned Listing Agreement between the Company and the Stock Exchange and the letter dated 7 August 2003 from HHL to the Stock Exchange, the Guangzhou East-South-West Ring Road joint venture is also deemed to be a subsidiary of the Company and HHL for the purposes of the current Chapters 14 and 14A of the Listing Rules and as the purchaser currently has a 10% interest in this joint venture, it is accordingly deemed to be a connected person of the Company and HHL for the purposes of Chapter 14A of the Listing Rules.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13.18 of the Listing Rules

Pursuant to a loan agreement entered into by a wholly-owned subsidiary of the Company for a facility in the aggregate amount of HK$3,600,000,000 with a tenor of 5 years from 13 October 2005, it will be an event of default if the Company ceases at any time to be a subsidiary of HHL.

Auditor

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Hong Kong, 10 September 2008

Independent Auditor's Report

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 49 to 91, which comprise the consolidated balance sheet as at 30 June 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2008 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
10 September 2008

Consolidated Income Statement

	NOTES	2007 HK$'000	**2008** **HK$'000**
Turnover	5	2,026,215	**1,716,797**
Other income and other expense	6	584,627	**675,510**
Toll operation expenses		(134,876)	**(163,099)**
Depreciation and amortisation charges		(381,324)	**(354,728)**
General and administrative expenses		(105,895)	**(134,097)**
Finance costs	7	(459,724)	**(252,374)**
Gain on disposal of a jointly controlled entity	8	—	**973,594**
Profit before tax		1,529,023	**2,461,603**
Income tax expenses	9	(155,019)	**(445,993)**
Profit for the year	10	1,374,004	**2,015,610**
Attributable to:			
Equity holders of the Company		1,348,531	**1,997,067**
Minority interests		25,473	**18,543**
Profit for the year		1,374,004	**2,015,610**
Dividends paid	12	950,022	**1,306,980**
		HK cents	**HK cents**
Earnings per share	13		
Basic		45.45	**67.25**
Diluted		45.43	**67.22**

Consolidated Balance Sheet

At 30 June 2008

	NOTES	2007 HK$'000	**2008 HK$'000**
ASSETS			
Non-current Assets			
Property and equipment	15	10,203,577	**9,394,586**
Additional investment cost in jointly controlled entities	16	1,705,738	**1,113,375**
Additional investment cost in toll expressway project under development	18	49,631	**53,903**
Prepaid lease payments	19	125,714	**133,696**
Balances with jointly controlled entities	20	806,231	**530,645**
		12,890,891	**11,226,205**
Current Assets			
Inventories		2,845	**2,052**
Deposits and prepayments		27,938	**17,212**
Other receivables	21	62,944	**78,477**
Other receivable from a joint venture partner	21	87,036	**—**
Other receivable from a jointly controlled entity	21	—	**11,714**
Prepaid lease payments	19	4,846	**5,371**
Pledged bank balances and deposits	22	392,854	**235,265**
Bank balances and cash	22		
— The Group		3,904,064	**5,997,274**
— Jointly controlled entities		51,121	**4,865**
		4,533,648	**6,352,230**
Total Assets		17,424,539	**17,578,435**

Consolidated Balance Sheet *(continued)*

At 30 June 2008

	NOTES	2007 HK$'000	**2008 HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	23	297,033	**297,048**
Share premium and reserves	24	10,598,062	**11,389,308**
Equity attributable to equity holders of the Company		10,895,095	**11,686,356**
Minority interests		44,383	**50,718**
Total Equity		10,939,478	**11,737,074**
Non-current Liabilities			
Other payables	25	—	**55,267**
Bank and other loans	26	4,995,287	**4,444,077**
Balances with joint venture partners	27	602,564	**360,154**
Deferred tax liabilities	28	255,308	**295,965**
		5,853,159	**5,155,463**
Current Liabilities			
Other payables, accruals and deposits received	25	257,449	**383,145**
Bank and other loans	26	219,776	**267,109**
Other payable to a jointly controlled entity	25	118,213	**—**
Other interest payable		7,530	**5,677**
Tax liabilities		28,934	**29,967**
		631,902	**685,898**
Total Liabilities		6,485,061	**5,841,361**
Total Equity and Liabilities		17,424,539	**17,578,435**

Thomas Jefferson WU
Managing Director

Alan Chi Hung CHAN
Deputy Managing Director

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company										
	Share capital HK$'000	*Share premium HK$'000*	*PRC statutory reserves HK$'000*	*Translation reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1 July 2006	294,962	7,387,916	94,716	89,834	—	—	—	2,432,751	10,300,179	35,656	10,335,835
Exchange gain on translation of operations outside Hong Kong recognised directly in equity	—	—	—	111,281	—	—	—	—	111,281	—	111,281
Profit for the year	—	—	—	—	—	—	—	1,348,531	1,348,531	25,473	1,374,004
Total recognised income	—	—	—	111,281	—	—	—	1,348,531	1,459,812	25,473	1,485,285
Shares issued at premium on exercise of warrants	1,831	74,697	—	—	—	—	—	—	76,528	—	76,528
Shares issued at premium on exercise of share options	240	11,460	—	—	—	—	—	—	11,700	—	11,700
Recognition of equity-settled share-based payments	—	—	—	—	—	1,743	9,284	—	11,027	—	11,027
Shares vested for share award scheme	—	—	—	—	—	—	(7,851)	(743)	(8,594)	—	(8,594)
Purchase of shares for unvested shares under share award scheme	—	—	—	—	(5,535)	—	—	—	(5,535)	—	(5,535)
Transfer between reserves	—	—	11,637	—	—	—	—	(11,637)	—	—	—
Final dividend paid for year ended 30 June 2006	—	—	—	—	—	—	—	(504,564)	(504,564)	—	(504,564)
Interim dividend paid	—	—	—	—	—	—	—	(445,458)	(445,458)	—	(445,458)
Dividends paid to minority interests	—	—	—	—	—	—	—	—	—	(16,746)	(16,746)
At 30 June 2007	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	2,818,880	10,895,095	44,383	10,939,478
Exchange gain on translation of operations outside Hong Kong recognised directly in equity	**—**	**—**	**—**	**180,335**	**—**	**—**	**—**	**—**	**180,335**	**—**	**180,335**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1,997,067**	**1,997,067**	**18,543**	**2,015,610**
Transfer to profit or loss on disposal of a jointly controlled entity	**—**	**—**	**—**	**(76,918)**	**—**	**—**	**—**	**—**	**(76,918)**	**—**	**(76,918)**
Total recognised income	**—**	**—**	**—**	**103,417**	**—**	**—**	**—**	**1,997,067**	**2,100,484**	**18,543**	**2,119,027**
Change in profit sharing of a jointly controlled entity	**—**	**—**	**(4,254)**	**(3,475)**	**—**	**—**	**—**	**—**	**(7,729)**	**—**	**(7,729)**
Shares issued at premium on exercise of share options	**15**	**1,018**	**—**	**—**	**—**	**(144)**	**—**	**—**	**889**	**—**	**889**
Recognition of equity-settled share-based payments	**—**	**—**	**—**	**—**	**—**	**2,126**	**2,471**	**—**	**4,597**	**—**	**4,597**
Shares vested for share award scheme	**—**	**—**	**—**	**—**	**2,767**	**—**	**(2,360)**	**(407)**	**—**	**—**	**—**
Transfer between reserves	**—**	**—**	**7,727**	**—**	**—**	**—**	**—**	**(7,727)**	**—**	**—**	**—**
Final dividend paid for year ended 30 June 2007	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(594,065)**	**(594,065)**	**—**	**(594,065)**
Interim dividends paid	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(712,915)**	**(712,915)**	**—**	**(712,915)**
Dividends paid to minority interests	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(12,208)**	**(12,208)**
At 30 June 2008	**297,048**	**7,475,091**	**109,826**	**301,057**	**(2,768)**	**3,725**	**1,544**	**3,500,833**	**11,686,356**	**50,718**	**11,737,074**

Consolidated Cash Flow Statement

	NOTE	2007 HK$'000	**2008 HK$'000**
OPERATING ACTIVITIES			
Profit before tax		1,529,023	**2,461,603**
Adjustments for:			
Gain on disposal of a jointly controlled entity		—	**(973,594)**
Interest expense, fair value adjustment and acceleration of imputed interest		447,322	**280,055**
Interest income and acceleration of imputed interest		(300,391)	**(242,587)**
Net exchange gain		(236,339)	**(439,170)**
Depreciation and amortisation charges		381,324	**354,728**
Share-based payment expense		11,027	**4,597**
Impairment loss recognised on a receivable		—	**4,572**
Loss (gain) on disposal of property and equipment		381	**(159)**
Gain on waiver of loan from a joint venture partner		(7,638)	**—**
Recovery of impairment loss of a receivable		(10,983)	**—**
Operating cash flows before movements in working capital		1,813,726	**1,450,045**
(Increase) decrease in inventories		(594)	**534**
Decrease in deposits and prepayments		1,530	**7,750**
Decrease (increase) in other receivables		14,992	**(17,004)**
Increase (decrease) in other payables, accruals and deposits received		42,722	**(6,086)**
Cash generated from operations		1,872,376	**1,435,239**
Income taxes paid		(100,093)	**(145,104)**
Payment for purchase of shares under share award scheme		(14,129)	**—**
NET CASH FROM OPERATING ACTIVITIES		1,758,154	**1,290,135**
INVESTING ACTIVITIES			
Net cash flow arising on disposal of a jointly controlled entity	8	—	**1,719,912**
Tax paid on disposal of a jointly controlled entity		—	**(132,376)**
Receipt of additional investment cost		—	**382,722**
Purchases of property and equipment		(618,454)	**(1,041,365)**
Proceeds on disposals of property and equipment		211	**683**
Repayments of registered capital contributions and loans made to jointly controlled entities		416,402	**493,793**
Repayment of other receivable from a jointly controlled entity		—	**24,555**
Advances of registered capital contributions and loans made to jointly controlled entities		(89,288)	**(333,311)**
Interest received		177,394	**210,543**
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(113,735)	**1,325,156**

Consolidated Cash Flow Statement *(continued)*

	2007 HK$'000	**2008 HK$'000**
FINANCING ACTIVITIES		
Proceeds from issue of shares	88,228	**889**
New bank and other loans raised	751,627	**1,185,983**
Repayments of bank and other loans	(275,148)	**(187,144)**
Repayments of loans made from joint venture partners	(574,102)	**(284,075)**
Registered capital contributions and loans made from joint venture partners	530,295	**154,348**
Interest paid	(300,518)	**(256,395)**
Dividends paid to:		
— equity holders of the Company	(950,022)	**(1,306,980)**
— a minority shareholder of a subsidiary	(16,746)	**(12,208)**
NET CASH USED IN FINANCING ACTIVITIES	(746,386)	**(705,582)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	898,033	**1,909,709**
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	3,384,189	**4,322,389**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	40,167	**(7,656)**
EFFECT OF CHANGE IN PROFIT SHARING OF A JOINTLY CONTROLLED ENTITY	—	**(14,326)**
CASH AND CASH EQUIVALENTS CARRIED FORWARD	4,322,389	**6,210,116**
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS:		
Bank balances and cash	3,955,185	**6,002,139**
Pledged bank balances and deposits	367,204	**207,977**
CASH AND CASH EQUIVALENTS CARRIED FORWARD	4,322,389	**6,210,116**

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Notes to the Consolidated Financial Statements

1. GENERAL INFORMATION

The Company is an exempted company with limited liability incorporated in the Cayman Islands and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's immediate holding company is Anber Investments Limited, a limited company incorporated in the British Virgin Islands. The Company's ultimate holding company is Hopewell Holdings Limited ("HH"), a public limited company incorporated in Hong Kong whose shares are listed on the Stock Exchange.

The addresses of the registered office and the principal place of business of the Company are disclosed in the section of corporate information in the annual report.

The Company is an investment holding company. Details of the principal activities of the principal subsidiaries and jointly controlled entities are set out in notes 33 and 17 respectively.

The consolidated financial statements are presented in Hong Kong dollars ("HKD"), which is also the functional currency of the Company. The functional currency of the operations of the Group's jointly controlled entities and certain subsidiaries is Renminbi ("RMB").

2. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following new standard and amendment issued by International Accounting Standards Board ("IASB") and the following interpretations developed by International Financial Reporting Interpretations Committee (collectively referred to as the "new IFRSs"), which are effective for the Group's financial year beginning on 1 July 2007.

IAS 1 (Amendment)	Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRIC 10	Interim Financial Reporting and Impairment
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions

The adoption of the new IFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under IAS 1 (Amendment) and IFRS 7 retrospectively. Certain information presented in prior year under the requirements of IAS 32 has been removed and the relevant comparative information based on the requirements of IAS 1 (Amendment) and IFRS 7 has been presented for the first time in the current year.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Improvements to IFRSs[1]
IAS 1 (Revised)	Presentation of Financial Statements[2]
IAS 23 (Revised)	Borrowing Costs[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
IAS 39 (Amendments)	Eligible Hedge Items[3]
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[2]
IFRS 2 (Amendment)	Vesting Conditions and Cancellations[2]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 8	Operating Segments[2]
IFRIC 12	Service Concession Arrangements[4]
IFRIC 13	Customer Loyalty Programmes[5]
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[4]
IFRIC 15	Agreements for the Construction of Real Estate[2]
IFRIC 16	Hedges of a Net Investment in a Foreign Operation[6]

1 Effective for annual periods beginning on or after 1 January 2009 except the amendments to IFRS 5, effective for annual periods beginning on or after 1 July 2009
2 Effective for annual periods beginning on or after 1 January 2009
3 Effective for annual periods beginning on or after 1 July 2009
4 Effective for annual periods beginning on or after 1 January 2008
5 Effective for annual periods beginning on or after 1 July 2008
6 Effective for annual periods beginning on or after 1 October 2008

2. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

The adoption of IFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. IAS 27 (Revised) will affect the accounting treatment on changes in a parent's ownership interest in a subsidiary that do not result in a loss control, which will be accounted for as equity transactions.

Except for IFRIC 12, the directors anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

IFRIC 12 "Service Concession Arrangements" applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. Infrastructure within the scope of this interpretation shall not be recognised as property and equipment of the operator because the contractual service arrangement does not convey the right to control the use of the public service infrastructure to the operator. The operator, which has access to infrastructure to provide a public service on behalf of the grantor in accordance with the terms specified in the respective contracts, shall recognise an intangible asset in accordance with IAS 38 "Intangible Assets" to the extent that the operator received a right to charge users of the public service. This intangible asset, which is with a finite economic life, will be amortised over that life and the amortisation method used shall reflect the pattern in which the asset's future economic benefits are expected to be consumed by the jointly controlled entities. If the operator provides construction and upgrade services of the infrastructure, this interpretation requires the operator to account for its revenue and costs in accordance with IAS 11 "Construction Contracts" for the construction and upgrade services of the infrastructure and to account for the fair value of the consideration received and receivable for the construction and upgrade services as intangible assets. In addition, the operator accounts for the services in relation to the operation of the infrastructure in accordance with IAS 18 "Revenue".

This interpretation is applicable to the Group and its jointly controlled entities which are engaged in construction, operation and management of toll expressway projects under service concession arrangement. The Group will apply it for the annual periods beginning 1 July 2008 retrospectively. The directors of the Company anticipate that the application of this interpretation will change the balance sheet presentation of certain assets of the jointly controlled entities and the corresponding note disclosure but are still in the process of assessing the potential impact on the results and the financial position of the Group regarding the recognition of the construction income and expense during the construction stage of the expressway projects and the consequential amortisation.

IFRS 8 "Operating Segments" sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. This standard requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. The directors of the Company considered that the adoption of IFRS 8 will result in a redesignation of the Group's reportable segments, but has had no impact on the reported results or financial position of the Group. This standard is applicable to the Group and the Group will apply it for the annual periods beginning 1 July 2009 retrospectively.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the disclosure requirements of the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are initially measured at fair values and measured at amortised costs using the effective interest method after initial recognition, as explained in the principal accounting policies set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries and jointly controlled entities made up to each balance sheet date.

The results of operation of subsidiaries acquired or disposed of during the year and the share attributable to minority interests are accounted for in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Subsidiaries

Subsidiaries are those entities (including special purpose entities) in which the Company has control over the operations. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method based on the profit-sharing ratios or net cash flow sharing ratio (as the case may be) specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are consolidated with the equivalent items in the consolidated financial information on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealised profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealised losses provide evidence of an impairment of the asset.

The share of the income, expenses, assets and liabilities of the jointly controlled entities acquired or disposed of during the year are included in the consolidated financial statements up to the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss arising on the disposal of the jointly controlled entity is determined as the difference between the net disposal proceeds and the share of the net assets of the jointly controlled entity up to the date of disposal including the cumulative amount of any exchange differences that relate to the jointly controlled entity recognised in equity, included in the consolidated financial statements in the year which the jointly controlled entity is disposed of.

Additional investment cost in jointly controlled entities

The Group has incurred additional development expenditure for the construction and development of the toll expressways operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the jointly controlled entities, is included in the costs of toll expressways. The balance of such costs is carried as additional investment cost in jointly controlled entities and is amortised on the same basis adopted by the relevant jointly controlled entities in depreciating their toll expressways.

On disposal of a jointly controlled entity, the attributable amount of the unamortised Additional Development Cost is included in the determination of the profit or loss on disposal.

Property and equipment

Property and equipment, including building held for use in the supply of services, or for administrative purposes other than construction in progress, are stated at cost less subsequent accumulated depreciation and any accumulated impairment loss.

Construction in progress is stated at cost less any identified impairment losses. Cost includes professional fee and, for qualifying assets, borrowing cost capitalised in accordance with the Group's accounting policy. Construction in progress is classified to the appropriate category of plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

The cost of toll expressways includes the Group's proportionate share of (i) the construction costs of the toll expressways recorded in the jointly controlled entities' financial statements and (ii) the Additional Development Cost. The balance of the Additional Development Cost not included in the costs of toll expressways has been presented separately as additional investment cost in jointly controlled entities.

Depreciation of toll expressways is calculated to write off their costs, commencing from the date of commencement of commercial operation of the toll expressways. The annual depreciation of the toll expressway other than the repavement costs capitalised is calculated by applying the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of the respective jointly controlled entities to the net carrying value of the assets. The expected traffic volume is estimated by management or determined by reference to traffic projection reports prepared by independent traffic consultants. Depreciation of repavement costs capitalised is calculated based on a similar basis over an estimated useful life of eight years.

Depreciation of other property and equipment other than construction in progress is provided to write off their costs over their estimated useful lives after taking into account of their estimated residual value, using the straight-line method, at the following rates per annum:

Ancillary traffic facilities, furniture, fixtures and equipment	3.45%–20%
Motor vehicles	10%–20%

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property and equipment *(continued)*

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Additional investment cost in toll expressway project under development

Additional investment cost in toll expressway project under development, which represents the development expenditure incurred for the toll expressway project prior to the commencement of physical construction, is stated at cost less any identified impairment losses.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts and related business taxes.

Toll fee income from the operation of toll expressways is recognised at the time of usage and when the tolls are received and receivable.

Interest income from financial assets are recognised on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of those financial asset to that asset's net carrying amount.

Management fee income is recognised when the related services are provided.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the leasee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases, which consists primarily of income from renting of machinery and equipment to local contractors and leasing of spaces along the toll expressway for oil stations, is recognised on a straight-line basis over the respective lease term.

The Group as lessee

Rentals payable under operating leases are charged to the consolidated income statement on a straight-line basis over the term of the relevant leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's operations outside Hong Kong are translated into the presentation currency of the Group (i.e. HKD) at the rates of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as expenses in the consolidated income statement in the year in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense when employees rendered services entitling them to the contribution. Payments made to retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the Group and the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit scheme.

Taxation

Income tax expenses represent the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liabilities for current tax is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of such asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Inventories

Inventories, representing materials, spare parts and other consumable stores, are stated at the lower of cost and net realisable value. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Any difference arising on initial recognition between the fair value and the consideration given/received is recognised as fair value adjustment in the consolidated income statements to the extent that this difference does not represent a capital contribution by the equity participant. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group's financial assets are classified as loans and receivables.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables (including balances with jointly controlled entities, other receivables, other receivable from a joint venture partner and a jointly controlled entity, bank balances and deposits, and cash) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

Objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When the other receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Financial liabilities

Financial liabilities (including other payables, accruals, bank and other loans, other payable to a jointly controlled entity, other interest payable and balances with joint venture partners) are subsequently measured at amortised cost using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs. The cost of the Company's shares repurchased by the Company (or its subsidiaries) for the shares award scheme is recognised as a deduction from equity in a special reserve (shares held for Share Award Scheme). No gain or loss shall be recognised in the consolidated income statement on the purchase, sale, issue or cancellation of such shares.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees after 1 July 2005

The fair value of services received, determined by reference to the fair value of share options and awarded shares granted at the grant date, is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve and share award reserve respectively).

At each balance sheet date, the Group revises its estimates of the number of share options and the awarded shares that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognised in profit or loss, with a corresponding adjustment to share option reserve and the share award reserve respectively.

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

At the time when the awarded shares are vested, the amount previously recognised in share award reserve and the amount of the relevant treasury shares will be transferred to retained profits.

Impairment loss

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately in the consolidated income statement.

4. KEY SOURCE OF ESTIMATION UNCERTAINTY

The Group makes estimates and assumptions concerning the future. The estimates and assumptions have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, is discussed below:

Depreciation of toll expressways and amortisation of additional investment cost in jointly controlled entities

Depreciation of toll expressways other than the repavement costs capitalised and amortisation of additional investment cost in jointly controlled entities of the Group are calculated based on ratio of actual traffic volume compared to the total expected traffic volume throughout the remaining operation period of the respective jointly controlled entities. Depreciation of repavement costs capitalised is calculated based on a similar basis over the estimated useful life of eight years. Adjustments may need to be made to the carrying amounts of toll expressways (including repavement costs capitalised) and additional investment cost in jointly controlled entities should there be a material difference between the total expected traffic volume and the actual results or should there be a material change in the expected utility and future economic benefits embodied in the repavement costs capitalised.

As at 30 June 2008, as part of the established policy of the Group, the Company's management has reviewed the total expected traffic volume and the estimated useful life of the repavement costs capitalised. Independent traffic studies are performed in order to ascertain whether any appropriate adjustments should be made to the assumptions of the expected traffic volume. The total expected traffic volume applied by the Group for the determination of depreciation of toll expressways and amortisation of additional investment cost in jointly controlled entities for the year ended 30 June 2008 was based on latest independent traffic studies. In addition, the management conduct a review of the condition, the expected utility and future economic benefits embodied in the repavement costs capitalised to ensure the depreciation of repavement costs capitalised consistent with the expected pattern of consumption of benefits on the repavement costs capitalised.

In the current year, the Group reported depreciation of toll expressways and amortisation of additional investment costs amounting to approximately HK$291,123,000 and HK$36,889,000 respectively. The Company's management consider that these are calculated by reference to the best estimates on the estimated useful life, and the total expected traffic volume and they should not be materially different from the actual traffic volume in the future. The current year depreciation and amortisation charged to consolidated income statements are less than the depreciation and amortisation estimated in prior financial year based on the then expected traffic volume for future financial years and estimated useful life by approximately HK$33,477,000 (2007: HK$9,662,000) and HK$9,548,000 (2007: HK$2,246,000) respectively.

5. TURNOVER AND SEGMENT INFORMATION

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll expressways, net of discounts and related business tax and is analysed as follows:

	2007 *HK$'000*	***2008*** ***HK$'000***
Toll fee income	2,088,993	**1,769,912**
Business tax	(62,778)	**(53,115)**
	2,026,215	**1,716,797**

The Group has only one business segment, namely the development, operation and management of toll expressways in the People's Republic of China (the "PRC") through its jointly controlled entities established in the PRC. No geographical segment analysis is presented as management considers that the Group has only one single geographical segment.

6. OTHER INCOME AND OTHER EXPENSE

	2007 HK$'000	**2008 HK$'000**
Interest income from:		
Loan made by the Group to a jointly controlled entity	35,046	**10,161**
Bank deposits	177,394	**210,543**
Imputed interest income on interest-free registered capital contributions or loan made to a jointly controlled entity	22,211	**21,883**
Acceleration of imputed interest on early repayment of interest-free loan made by the Group to a jointly controlled entity	65,740	**—**
Net exchange gain	236,339	**439,170**
Rental income	6,024	**6,625**
Recovery of impairment loss on a receivable	10,983	**—**
Management fee income from jointly controlled entities	2,916	**2,310**
Gain on waiver of loan from a joint venture partner	7,638	**—**
Gain on disposal of property and equipment	—	**159**
Others	20,336	**24,627**
	584,627	**715,478**
Fair value adjustment on interest-free registered capital contributions made to a jointly controlled entity	—	**(39,968)**
	584,627	**675,510**

7. FINANCE COSTS

	2007 HK$'000	**2008 HK$'000**
Interest on:		
Bank loans	282,056	**257,086**
Loan made by a joint venture partner	25,880	**—**
Other loan wholly repayable within five years	131	**—**
Imputed interest on:		
Interest-free registered capital contributions or loans made by joint venture partners	25,693	**22,645**
Other interest-free loan	298	**329**
Acceleration of imputed interest on early repayment of interest-free loans made by joint venture partners to a jointly controlled entity	138,945	**—**
	473,003	**280,060**
Other financial expenses (note a)	12,402	**12,287**
	485,405	**292,347**
Less: Amounts capitalised (note b)	(25,681)	**(39,973)**
	459,724	**252,374**

Notes:

(a) Other financial expenses mainly represent the amortisation of the up-front fees and related charges in connection with the revolving credit and term loan facilities in the aggregate amount of HK$3,600,000,000 offered to the Group by a syndicate of banks which is available for a period of 5 years commencing from 13 October 2005. At 30 June 2007 and 2008, the Group had not utilised any part of such facilities.

(b) Borrowing costs capitalised during the year arose on a bank borrowing and a loan made by a joint venture partner by applying a capitalisation rate of 6.51% (2007: a loan made by a joint venture partner by applying a capitalisation rate of 4.76%) per annum to expenditure on qualifying assets.

8. DISPOSAL OF A JOINTLY CONTROLLED ENTITY

On 9 August 2007, the Group entered into an agreement with the PRC joint venture partner of 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a jointly controlled entity of the Group, pursuant to which the Group agreed to sell, and the Ring Road JV PRC partner agreed to purchase, the entire 45% interest of the Group in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project for a consideration of RMB1,712,550,000 (equivalent to approximately HK$1,765,907,000) (the "Disposal"). The Disposal was completed in late September 2007 and the gain on disposal of a jointly controlled entity was recognised in the consolidated income statement.

The results of Ring Road JV included in the consolidated income statement were as follows:

	Year ended 30 June	
	2007 HK$'000	**2008** **HK$'000**
Turnover	182,925	**45,516**
Other income	38,871	**24,441**
Toll operation expenses	(26,565)	**(16,424)**
Depreciation charges	(35,534)	**(11,107)**
General and administrative expenses	(9,019)	**(6,451)**
Finance costs	(272,200)	**(21,440)**
(Loss) profit before tax	(121,522)	**14,535**
Income tax expenses	(40,456)	**(46,201)**
Loss for the year	(161,978)	**(31,666)**

The Group's proportionate share of the net assets of Ring Road JV at the date of disposal were as follows:

	HK$'000
Net assets disposed of:	
Property and equipment	2,206,616
Other receivable from a joint venture partner	237,801
Bank balances and cash	45,995
Other current assets	2,956
Bank loans	(1,419,061)
Balances with joint venture partners	(111,681)
Deferred tax liabilities	(154,859)
Other payables, accruals and deposits received	(21,941)
Other current liabilities	(2,326)
	783,500
Additional investment cost in a jointly controlled entity	231,150
Assignment of balance with a jointly controlled entity	129,806
Assignment of other payable to a jointly controlled entity	(275,225)
Release of translation reserve	(76,918)
	792,313
Gain on disposal	973,594
Total consideration	1,765,907
Satisfied by:	
Cash	1,765,907
Net cash inflow (outflow) arising on disposal:	
Cash consideration	1,765,907
Bank balances and cash disposed of	(45,995)
	1,719,912

9. INCOME TAX EXPENSES

	2007 HK$'000	**2008** **HK$'000**
The tax charge comprises:		
PRC Enterprises Income Tax		
The Group	568	**155,380**
Jointly controlled entities	103,698	**116,085**
Deferred taxation (note 28)		
Current year	50,753	**69,004**
Attributable to a change in tax rate	—	**105,524**
	155,019	**445,993**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

The PRC Enterprise Income Tax charge of the Group represents mainly the PRC Enterprise Income Tax of approximately HK$22,889,000 (2007: Nil) on the amount received from 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, amounting to RMB725,140,000 in relation to repayment of additional development expenditure for the construction and development of the toll expressway operated by GS Superhighway JV previously incurred by the Group, and the withholding tax in relation to disposal of interest in Ring Road JV amounting to approximately HK$132,376,000 (2007: Nil), which are calculated at the rates prevailing in the PRC.

The PRC Enterprise Income Tax charge of the jointly controlled entities represents the Group's proportionate share of the provision for the PRC Enterprise Income Tax of GS Superhighway JV amounting to approximately HK$114,785,000 (2007: HK$103,698,000), which is calculated at 7.5% for the half year ended 31 December 2007 and 9% for the half year ended 30 June 2008 (2007: 7.5% for whole year) of the estimated assessable profit for the year and the Group's proportionate share of the provision for the PRC Enterprise Income Tax of 廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), another jointly controlled entity of the Group, amounting to approximately HK$1,300,000 (2007: Nil), which is calculated at 9% (2007: Nil) of the estimated profit for period from 1 January 2008 to 30 June 2008.

GS Superhighway JV is entitled to a 5-year exemption from income tax commencing from the first profit-making year as computed under PRC accounting standards and tax regulations and 5-years half of the regular tax rate ("5 + 5" exemption). The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31 December 2000 and the 5-year exemption from income tax expired in December 2004.

West Route JV is entitled to a 2-year exemption from income tax for income commencing from the first profit-making year as computed under PRC accounting standards and tax regulations and 3-years half of the regular tax rate ("2 + 3" exemption). The first year for which West Route JV recorded profit for PRC tax purpose was the year ended 31 December 2006 and 2-year exemption from income tax expired in December 2007.

On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC, which changed the tax rate from 18% (including 3% local tax) to 25% for the PRC jointly controlled entities of the Group from 1 January 2008. On 26 December 2007, the State Council announced the detailed measures and regulations of the New Law ("Implementation Rules"). The Implementation Rules ratcheted the PRC Enterprise Income Tax 15% rate over five years to 25% for grandfathering of incentives. It has been stated that grandfathering would apply to both the "2+3" exemption or "5+5" exemption and for enterprises enjoying certain geographic incentive rates (often 15%). For those enterprises that paid at this 15% rate, the 15% rate would ratchet up to 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 respectively. The deferred tax balances has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

9. INCOME TAX EXPENSES *(continued)*

The income tax expenses for the year can be reconciled to the profit before tax per consolidated income statement as follows:

	2007 HK$'000	**2008** **HK$'000**
Profit before tax	1,529,023	**2,461,603**
Tax at normal PRC income tax rate of 25% (2007: 33%)	504,578	**615,401**
Effect of concessionary rate on income tax expenses	(365,237)	**(239,646)**
Tax effect of income not taxable for tax purposes	(114,760)	**(81,699)**
Tax effect of expenses not deductible for tax purposes	95,413	**54,678**
Differential tax rate on temporary difference of jointly controlled entities	626	**7,471**
Reduction of deferred tax assets for unused tax losses	34,927	**—**
Tax effect of tax losses not recognised	—	**4,077**
Increase in opening deferred tax liability resulting from an increase in applicable tax rate	—	**105,524**
Differential tax rate on gain on disposal of a jointly controlled entity	—	**(111,023)**
PRC Enterprise Income Tax on additional investment cost undertaken and paid by GS Superhighway JV	—	**22,889**
Deferred tax on undistributed earnings of PRC jointly controlled entities	—	**68,008**
Others	(528)	**313**
Income tax expenses	155,019	**445,993**

10. PROFIT FOR THE YEAR

	2007 HK$'000	**2008** **HK$'000**
Profit for the year has been arrived at after charging (crediting):		
Auditor's remuneration	2,050	**2,086**
Staff costs (excluding directors' remuneration)	96,529	**131,288**
Amortisation of:		
Additional investment cost in jointly controlled entities	57,613	**36,889**
Prepaid lease payments	4,942	**5,323**
Depreciation of:		
Toll expressways	300,884	**291,123**
Other property and equipment	17,885	**21,393**
Impairment loss recognised on a receivable	—	**4,572**
Loss (gain) on disposal of property and equipment	381	**(159)**

11. DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS' EMOLUMENTS

Directors' emoluments

The emoluments paid or payable to each of the 13 (2007: 12) directors, including Mr. Yuk Keung IP who was appointed on 13 August 2007 and resigned with effective from 29 February 2008, were as follows:

	2007						**2008**					
	Directors' fees HK$'000	*Salaries and other benefits HK$'000*	*Bonus HK$'000*	*Contributions to retirement benefits plans HK$'000*	*Share award HK$'000*	*Total HK$'000*	**Directors' fees HK$'000**	**Salaries and other benefits HK$'000**	**Bonus HK$'000**	**Contributions to retirement benefits plans HK$'000**	**Share award HK$'000**	**Total HK$'000**
Sir Gordon Ying Sheung WU	300	3,000	—	—	—	3,300	**300**	**3,000**	—	—	—	**3,300**
Eddie Ping Chang HO	250	2,400	—	—	—	2,650	**250**	**2,400**	—	—	—	**2,650**
Thomas Jefferson WU	200	1,656	138	12	5,323	7,329	**200**	**1,656**	**138**	**12**	—	**2,006**
Alan Chi Hung CHAN	200	1,693	138	12	1,460	3,503	**200**	**1,707**	**138**	**12**	**893**	**2,950**
Leo Kwok Kee LEUNG	200	1,500	125	12	1,042	2,879	**200**	**1,500**	**125**	**12**	**638**	**2,475**
Lijia HUANG (note)	200	447	590	—	—	1,237	**200**	**453**	**158**	—	—	**811**
Cheng Hui JIA	200	831	69	—	1,042	2,142	**200**	**831**	**8,069**	—	**638**	**9,738**
Philip Tsung Cheng FEI	200	—	—	—	—	200	**200**	—	—	—	—	**200**
Lee Yick NAM	200	—	—	—	—	200	**200**	—	—	—	—	**200**
Kojiro NAKAHARA	200	—	—	—	—	200	**200**	—	—	—	—	**200**
Gordon YEN	200	—	—	—	—	200	**200**	—	—	—	—	**200**
Barry Chung Tat MOK	200	—	—	—	—	200	**200**	—	—	—	—	**200**
Yuk Keung IP	N/A	N/A	N/A	N/A	N/A	N/A	**200**	—	—	—	—	**200**
	2,550	11,527	1,060	36	8,867	24,040	**2,750**	**11,547**	**8,628**	**36**	**2,169**	**25,130**

Note:

The directors' emoluments paid or payable to Mr. Lijia HUANG included approximately HK$221,000 (2007: HK$147,000) paid by GS Superhighway JV proportionately shared by the Group.

Five highest paid individuals' emoluments

The five highest paid individuals of the Group in 2007 and 2008 were all directors of the Company and details of their emoluments are disclosed above.

During the two years ended 30 June 2008, no emoluments were paid by the Group to any of the persons who are directors or the five highest paid individuals of the Company as an inducement to join or upon joining the Group or as compensation for loss of office and none of the persons who are directors of the Company waived any emoluments.

12. DIVIDENDS

	2007 HK$'000	**2008 HK$'000**
Dividends paid and recognised as a distribution during the year:		
Interim dividend paid of HK17 cents (2007: HK15 cents) per share	445,458	**504,981**
Special interim dividend paid of HK7 cents (2007: Nil) per share	—	**207,934**
Final dividend for year ended 30 June 2007 paid of HK20 cents (2007: year ended 30 June 2006 paid of HK17 cents) per share	504,564	**594,065**
	950,022	**1,306,980**
Final dividend proposed of HK13 cents (2007: HK20 cents) per share and special final dividend proposed of HK28 cents (2007: Nil) per share	594,065	**1,217,896**

A final dividend and a special final dividend in respect of the financial year 2008 of HK13 cents per share and HK28 cents per share respectively, totalling approximately HK$1,217,896,000 are proposed by the Board. The dividends are subject to approval by shareholders at the forthcoming annual general meeting and have not been included as liabilities in these consolidated financial statements. The proposed final dividend and special final dividend are calculated based on the number of shares in issue at the date of approval of these consolidated financial statements.

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to equity holders of the Company is based on the following data:

	2007 *HK$'000*	***2008*** ***HK$'000***
Earnings for the purpose of basic and diluted earnings per share	1,348,531	**1,997,067**

	2007 *Number of shares*	***2008*** ***Number of shares***
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,967,084,973	**2,969,807,103**
Effect of dilutive potential ordinary shares:		
Warrants	442,152	**—**
Share options	722,393	**448,461**
Unvested share awarded	151,860	**504,444**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	2,968,401,378	**2,970,760,008**

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held by HHI Employee's Share Award Scheme Trust.

14. RETIREMENT BENEFITS PLANS

The employees of the Group participate in the Mandatory Provident Fund ("MPF") Scheme operated by its ultimate holding company. Mandatory contributions to the scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000 per employee. At 30 June 2008, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are approximately HK$440,000 (2007: HK$325,000).

The employees of the Group's PRC jointly controlled entities are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities for the year are approximately HK$7,862,000 (2007: HK$7,367,000).

15. PROPERTY AND EQUIPMENT

	Toll expressways HK$'000	*Motor vehicles HK$'000*	*Ancillary traffic facilities, furniture, fixtures and equipment HK$'000*	*Construction in progress HK$'000*	*Total HK$'000*
COST					
At 1 July 2006	10,716,455	29,771	103,065	8,665	10,857,956
Exchange adjustments	486,323	1,745	5,739	481	494,288
Additions	—	9,912	8,638	704,407	722,957
Transfer	(10,938)	—	56,139	(45,201)	—
Disposals	—	(6,379)	(2,939)	—	(9,318)
At 30 June 2007	11,191,840	35,049	170,642	668,352	12,065,883
Change in profit sharing ratio of a jointly controlled entity	(333,273)	(794)	(6,218)	(702)	(340,987)
Exchange adjustments	758,660	2,413	16,423	72,134	849,630
Additions	—	4,959	12,530	1,239,612	1,257,101
Transfer	102,603	—	26,511	(129,114)	—
Disposal of a jointly controlled entity	(2,387,751)	(14,514)	(14,588)	(601)	(2,417,454)
Disposals/written off	(47,460)	(1,324)	(126)	—	(48,910)
At 30 June 2008	**9,284,619**	**25,789**	**205,174**	**1,849,681**	**11,365,263**
DEPRECIATION					
At 1 July 2006	1,433,512	22,685	20,802	—	1,476,999
Exchange adjustments	72,278	1,429	1,557	—	75,264
Charge for the year	300,884	3,233	14,652	—	318,769
Transfer	(1,354)	—	1,354	—	—
Eliminated on disposals	—	(5,965)	(2,761)	—	(8,726)
At 30 June 2007	1,805,320	21,382	35,604	—	1,862,306
Change in profit sharing ratio of a jointly controlled entity	(95,301)	(387)	(1,081)	—	(96,769)
Exchange adjustments	146,584	1,373	3,891	—	151,848
Charge for the year	291,123	3,424	17,969	—	312,516
Disposal of a jointly controlled entity	(190,860)	(12,749)	(7,229)	—	(210,838)
Eliminated on disposals/written off	(47,460)	(842)	(84)	—	(48,386)
At 30 June 2008	**1,909,406**	**12,201**	**49,070**	**—**	**1,970,677**
CARRYING AMOUNTS					
At 30 June 2007	9,386,520	13,667	135,038	668,352	10,203,577
At 30 June 2008	**7,375,213**	**13,588**	**156,104**	**1,849,681**	**9,394,586**

The toll expressways are situated on land under medium-term land use right in the PRC.

16. ADDITIONAL INVESTMENT COST IN JOINTLY CONTROLLED ENTITIES

	HK$'000
COST	
At 1 July 2006 and 30 June 2007	2,073,512
Change in profit sharing ratio of a jointly controlled entity	72,789
Undertaken by a jointly controlled entity	(382,722)
Disposal of a jointly controlled entity	(253,795)
At 30 June 2008	**1,509,784**
AMORTISATION	
At 1 July 2006	310,161
Charge for the year	57,613
At 30 June 2007	367,774
Change in profit sharing ratio of a jointly controlled entity	14,391
Charge for the year	36,889
Disposal of a jointly controlled entity	(22,645)
At 30 June 2008	**396,409**
CARRYING AMOUNTS	
At 30 June 2007	1,705,738
At 30 June 2008	**1,113,375**

During the year, GS Superhighway JV undertook and repaid additional development expenditure for the construction and development of the toll expressway operated by GS Superhighway JV previously incurred by the Group to the extent amounting to RMB725,140,000 (approximately equivalent to HK$736,003,000). Such repayment received is eliminated to the extent of the Group's 48% share in the repayment made by the GS Superhighway JV. Accordingly, the unamortised additional investment cost is reduced by approximately HK$382,722,000, to the extent of the repayment portion after elimination.

17. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

Particulars of the Group's jointly controlled entities at 30 June 2008 and 2007 are as follows:

Name of company	*Place of establishment*	*Registered capital*	*Principal activity*	*Proportion of registered capital contribution*
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited	The PRC	nil (note (i))	Development, operation and management of an expressway	Not applicable
廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited	The PRC	RMB2,303,000,000	Development, operation and management of an expressway	50%
廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited (disposed of during the year)	The PRC	US$55,000,000	Development, operation and management of an expressway	Not applicable

17. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

All jointly controlled entities are sino-foreign co-operative joint venture enterprises established under the PRC laws.

The principal terms of the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners under which the jointly controlled entities operate are as follows:

(i) GS Superhighway JV

GS Superhighway JV is established to undertake the construction, operation and management of an expressway in Guangdong Province of the PRC. Phase I of the project comprises an expressway running between Shenzhen and Guangzhou ("GS Superhighway"). The operation period is 30 years from the official opening date 1 July 1997. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC joint venture partner without compensation.

The development of phases II and III of the project, comprising a major transportation route in western Pearl River Delta, is undertaken by West Route JV.

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of operation period, 48% for the next 10 years and 45% for the last 10 years of the operation period.

During the year, the registered capital amounting to HK$702,000,000 previously injected by the Group to GS Superhighway JV and the additional development expenditure for the construction and development of GS Superhighway to the extent of RMB725,140,000 previously incurred by the Group have been repaid by GS Superhighway JV during the year.

(ii) West Route JV

West Route JV is established to undertake the construction, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai ("Western Delta Route"). Phase I of Western Delta Route ("Phase I West") was officially opened on 30 April 2004 and the operation period for Phase I West is 30 years commencing from 17 September 2003. The total investment for the Phase I West is RMB1,680,000,000, 35% of which was funded by the registered capital of West Route JV amounting to RMB588,000,000 (equivalent to approximately HK$668,556,000) which had been contributed by the Group and the West Route JV PRC partner in equal share.

The estimated total investment for the Phase II of Western Delta Route ("Phase II West") is RMB4,900,000,000, 35% of which is to be funded by an increase in the registered capital of West Route JV by RMB1,715,000,000 in total to be contributed by the Group and the West Route JV PRC partner in equal share (i.e. each to contribute RMB857,500,000), of which the Group and the West Route JV PRC partner had contributed approximately RMB761,449,000 (equivalent to approximately HK$865,768,000) and RMB443,000,000 (equivalent to approximately HK$503,691,000) respectively as at 30 June 2008. The expiration date of the joint venture co-operation period for the West Route JV has been extended from 16 September 2033 to 16 September 2038. As at 30 June 2008, the approved registered capital of West Route JV was RMB2,303,000,000.

The Group is entitled to 50% of the distributable profits from operation of West Route JV. At the end of the joint venture co-operation period, all the immovable assets and facilities of West Route JV will revert to relevant PRC government department which regulates transportation without compensation. As stated in the joint venture agreement of West Route JV, the joint venture partners are entitled to the repayment of registered capital contribution with no specific repayment term. Such repayment of registered capital contribution is also subject to the applicable PRC rules and regulations.

In September 2005, the Group conditionally amended the agreements with the PRC partner of West Route JV for the investment in and the planning, design, construction and operation of the Phase III of Western Delta Route ("Phase III West") through West Route JV (the "2005 Phase III Amendment Agreements"). Subject to approval of the relevant PRC authorities, the estimated total investment for Phase III West is RMB3,260,000,000, 35% of which is to be funded by an increase in the registered capital of West Route JV by RMB1,141,000,000 in total to be contributed by the Group and West Route JV PRC partner in equal share (i.e. each to contribute RMB570,500,000). The toll collection period for Phase III West will be subject to approval of the relevant PRC authorities.

Subsequent to the balance sheet date, the Group entered into amendment agreements with West Route JV PRC partner, details of which are set out in note 37.

(iii) Ring Road JV

Ring Road JV was established to undertake the construction, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("ESW Ring Road"). The operation period is 30 years commencing from 1 January 2002 and ESW Ring Road was officially opened in January 2002. As at 30 June 2007, the Group was entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses and tax) of ESW Ring Road.

During the year, the Group disposed of its entire 45% interest in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project, details of which are set out in note 8.

17. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities accounted for by the Group using proportionate consolidation (before elimination of transactions, balances, income and expenses with group companies) are set out below:

In respect of the year ended 30 June 2007:

	GS Superhighway JV HK$'000	*Ring Road JV HK$'000*	*West Route JV HK$'000*	*Total HK$'000*
Current assets	458,761	273,876	18,928	751,565
Non-current assets	5,364,612	1,945,243	1,400,727	8,710,582
Current liabilities	649,766	44,709	192,199	886,674
Non-current liabilities	3,470,250	1,526,468	715,244	5,711,962
Income	2,018,154	221,796	68,420	2,308,370
Expenses	(618,703)	(343,318)	(46,255)	(1,008,276)
Profit (loss) before tax	1,399,451	(121,522)	22,165	1,300,094
Income tax expenses	(113,289)	(40,456)	(705)	(154,450)
Profit (loss) after tax	1,286,162	(161,978)	21,460	1,145,644

In respect of the year ended 30 June 2008:

	GS Superhighway JV HK$'000	***West Route JV HK$'000***	***Total HK$'000***
Current assets	**226,754**	**119,377**	**346,131**
Non-current assets	**6,070,122**	**2,531,297**	**8,601,419**
Current liabilities	**1,412,466**	**308,308**	**1,720,774**
Non-current liabilities	**3,470,537**	**1,283,077**	**4,753,614**
Income	**1,992,105**	**207,041**	**2,199,146**
Expenses	**(644,987)**	**(95,989)**	**(740,976)**
Profit before tax	**1,347,118**	**111,052**	**1,458,170**
Income tax expenses	**(171,051)**	**(5,354)**	**(176,405)**
Profit after tax	**1,176,067**	**105,698**	**1,281,765**

Note: During the year, the Group disposed of its entire 45% interest in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project, details of which are set out in note 8.

18. ADDITIONAL INVESTMENT COST IN TOLL EXPRESSWAY PROJECT UNDER DEVELOPMENT

The amount represents the additional investment cost incurred by the Group on the development of Phase II West and Phase III West.

19. PREPAID LEASE PAYMENTS

The amount represents the Group's proportionate share of the medium-term land use rights in the PRC of West Route JV which is charged to the consolidated income statement on a straight-line basis over the joint venture period of West Route JV.

Analysis of the carrying amounts:

	2007 *HK$'000*	***2008*** ***HK$'000***
Prepaid lease prepayments	130,560	**139,067**
Less: Portion to be charged to the consolidated income statement in next year included under current assets	(4,846)	**(5,371)**
	125,714	**133,696**

20. BALANCES WITH JOINTLY CONTROLLED ENTITIES

	2007 *HK$'000*	***2008*** ***HK$'000***
Registered capital contributions made by the Group to the following jointly controlled entities:		
GS Superhighway JV	351,000	**—**
Ring Road JV	116,891	**—**
West Route JV	189,832	**502,119**
	657,723	**502,119**
Loans made by the Group to the following jointly controlled entities:		
GS Superhighway JV	141,453	**28,526**
Ring Road JV	7,055	**—**
	148,508	**28,526**
	806,231	**530,645**

The balances represent registered capital contributed and loans to jointly controlled entities made by the Group after elimination of the Group's proportionate share of the corresponding amounts of the jointly controlled entities.

The registered capital contributed by the Group to jointly controlled entities does not have a specific repayment term. Registered capital contribution made by the Group to GS Superhighway JV of approximately HK$330,020,000 as at 30 June 2007 carried interest at Hong Kong prime rate, the remaining registered capital contribution made by the Group to the jointly controlled entities as at 30 June 2007 were interest-free. The amount was fully repaid by GS Superhighway JV during the year (see note 17 for details).

The registered capital contribution made by the Group to Ring Road JV was repaid upon the Disposal during the year (see note 8 for details).

The effective interest rates adopted for measurement at fair value at initial recognition of the registered capital contribution made by the Group to West Route JV range from 6.48% to 7.05% (2007: 6.40% to 6.48%) and to Ring Road JV as at 30 June 2007 was 5.65%.

The loans made by the Group to jointly controlled entities are unsecured and repayable out of the net cash surplus from the operations of the jointly controlled entities. The loan made by the Group to GS Superhighway JV carries interest at Hong Kong prime rate. The loan made by the Group to Ring Road JV was interest-free and was assigned to the PRC joint venture partner of Ring Road JV upon the Disposal during the year (see note 8 for details). The effective interest rate adopted for measurement of fair value at initial recognition of the loan made to Ring Road JV was 6.66%.

21. OTHER RECEIVABLES/OTHER RECEIVABLE FROM A JOINT VENTURE PARTNER AND A JOINTLY CONTROLLED ENTITY

The following is an analysis of the Groups' share on other receivables outstanding at the balance sheet date:

	2007 *HK$'000*	***2008*** ***HK$'000***
Rental income receivables	3,915	**2,605**
Toll fee income receivables	31,829	**31,554**
Others	30,558	**52,717**
Less: Allowance for doubtful debts	(3,358)	**(8,399)**
Total other receivables	62,944	**78,477**

Included in the Group's share of other receivable balances are debtors with aggregate carrying amount of approximately HK$5,037,000 (2007: HK$7,807,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group and its jointly controlled entities does not hold any collateral over these balances.

Aging of the Group's share of other receivables which are past due but not impaired

	2007 *HK$'000*	***2008*** ***HK$'000***
1–30 days	3,100	**2,281**
over 120 days	4,707	**2,756**
Total	7,807	**5,037**

The Group and its jointly controlled entities have provided fully for all receivables overdue for over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable.

Movement in the Group's share of the allowance for doubtful debts

	2007 *HK$'000*	***2008*** ***HK$'000***
Balance at beginning of the year	3,181	**3,358**
Change in profit sharing ratio	—	**(134)**
Impairment loss recognised on a receivable	—	**4,572**
Exchange adjustments	177	**603**
Balance at end of the year	3,358	**8,399**

Included in the Group's share of the allowance for doubtful debts are individually impaired other receivables with a balance of HK$8,399,000 (2007: HK$3,358,000) which has severe financial difficulties. The Group and its jointly controlled entities do not hold any collateral over these balances.

The other receivable from a joint venture partner represented the Group's proportionate share of the other receivable of Ring Road JV from joint venture partner of Ring Road JV. The amount was unsecured, interest-free and deconsolidated upon the Disposal during the year (see note 8 for details).

The other receivable from a jointly controlled entity represents the other receivable from GS Superhighway JV after elimination of the Group's proportionate share of the corresponding amount of the jointly controlled entity. The amount is unsecured, interest-free and repayable on demand.

22. PLEDGED BANK BALANCES AND DEPOSITS OF JOINTLY CONTROLLED ENTITIES, AND BANK BALANCES AND CASH

Pledged bank balances and deposits of jointly controlled entities, and bank balances and cash include time deposits of HK$6,012,890,000 (2007: HK$4,128,116,000) with original maturities range from 7 days to 6 months that carry interest at prevailing interest rates range from 1% to 3.78% (2007: 1.62% to 5.30%). Remaining bank balances and cash carried interest at market rates which range from 0.72% to 2.62% (2007: 0.72% to 5.30%).

The pledged bank balances and deposits of jointly controlled entities were for the purpose of securing general banking facilities granted to respective jointly controlled entities of the Group. At 30 June 2008, other than the amount of approximately HK$27,288,000 (2007: HK$25,650,000), the remaining amount of approximately HK$207,977,000 (2007: HK$367,204,000) was available for use by the jointly controlled entities by servicing notices to relevant banks providing the general banking facilities.

23. SHARE CAPITAL

	Number of shares	*Nominal amount HK$'000*
Ordinary shares of HK$0.1 each		
Authorised:		
At 1 July 2006, 30 June 2007 and 30 June 2008	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
At 1 July 2006	2,949,618,286	294,962
Issue of shares upon exercise of warrants	18,307,997	1,831
Issue of shares upon exercise of share options	2,400,000	240
At 30 June 2007	2,970,326,283	297,033
Issue of shares upon exercise of share options	152,000	15
At 30 June 2008	**2,970,478,283**	**297,048**

Warrants

Pursuant to the written resolutions of the then sole shareholder of the Company passed on 16 July 2003, the instrument constituting the warrants and the creation of the warrants of the Company (the "Warrants") were approved. The Warrants carrying subscription rights in aggregate of HK$365,890,598 were created and issued in registered form on 5 August 2003 which conferred the right to registered holders to subscribe for 87,533,636 ordinary shares of the Company at an initial subscription price per share of HK$4.18 (subject to adjustment) exercisable during a period of three years commencing 6 August 2003 (the "Subscription Rights").

During the period from 1 July 2006 up to the expiry of the Warrants on 5 August 2006, the Subscription Rights of HK$76,527,427 were exercised by registered holders resulting in the issuance of 18,307,997 ordinary shares of the Company.

Share option scheme

A share option scheme (the "Option Scheme") was adopted by the Company pursuant to the written resolutions of the then sole shareholder of the Company passed on 16 July 2003 and approved by the shareholders of HH, at an extraordinary general meeting held on 16 July 2003. The Option Scheme shall be valid and effective for a period of 10 years and the purpose of which is to provide the Company with a means of giving incentive to rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professionals and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executives, or substantial shareholders of the Company; and (vi) any employees of substantial shareholders of the Company or for such other purposes as the Board of Directors may approve from time to time.

Share options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1, payable as consideration on acceptance, which is recognised in the consolidated income statement when received.

In September 2004, the Company granted share options to certain employees to subscribe for ordinary shares in the Company.

23. SHARE CAPITAL *(continued)*

Details of the movement of share options of the Company during the year ended 30 June 2007 are as follows:

	Date of grant	Exercise price	Balance of outstanding options at 1 July 2006	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options at 30 June 2007	Exercise period
		HK$						
Director:								
Leo Kwok Kee LEUNG	8 September 2004	4.875	2,000,000	—	(2,000,000)	—	—	8 September 2004 to 7 September 2007
An employee	8 September 2004	4.875	400,000	—	(400,000)	—	—	8 September 2004 to 7 September 2007
Total			2,400,000	—	(2,400,000)	—	—	

The weighted average closing price of the shares on the dates immediately before the options were exercised by Mr. Leo Kwok Kee LEUNG and the employee during the year ended 30 June 2007 were HK$7.36 and HK$6.61 respectively.

The financial impact of these share options granted is not recorded in the Group's consolidated balance sheet until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted in prior years as the Group has taken advantages of the transitional provisions set out in IFRS 2 and all these options were granted and vested before 1 July 2005. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company as share premium. Share options which lapse or are cancelled prior to their exercise date are deleted from the register or outstanding options.

On 17 October 2006, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company.

Details of the movements of share options of the Company during the year ended 30 June 2007 are as follows:

Exercise price	Balance of outstanding options at 1 July 2006	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options at 30 June 2007	Vesting date	Exercise period
HK$							
5.858	—	1,240,000	—	—	1,240,000	1 December 2007	1 December 2007 to 30 November 2013
5.858	—	1,240,000	—	—	1,240,000	1 December 2008	1 December 2008 to 30 November 2013
5.858	—	1,240,000	—	—	1,240,000	1 December 2009	1 December 2009 to 30 November 2013
5.858	—	1,240,000	—	—	1,240,000	1 December 2010	1 December 2010 to 30 November 2013
5.858	—	1,240,000	—	—	1,240,000	1 December 2011	1 December 2011 to 30 November 2013
Total	—	6,200,000	—	—	6,200,000		

23. SHARE CAPITAL *(continued)*

Details of the movements of share options of the Company during the year ended 30 June 2008 are as follows:

Exercise price	*Balance of outstanding options at 1 July 2007*	*Options granted during the year*	*Options exercised during the year*	*Options lapsed during the year*	*Balance of outstanding options at 30 June 2008*	*Vesting date*	*Exercise period*
HK$							
5.858	1,240,000	—	(152,000)	—	**1,088,000**	1 December 2007	1 December 2007 to 30 November 2013
5.858	1,240,000	—	—	(280,000)	**960,000**	1 December 2008	1 December 2008 to 30 November 2013
5.858	1,240,000	—	—	(280,000)	**960,000**	1 December 2009	1 December 2009 to 30 November 2013
5.858	1,240,000	—	—	(280,000)	**960,000**	1 December 2010	1 December 2010 to 30 November 2013
5.858	1,240,000	—	—	(280,000)	**960,000**	1 December 2011	1 December 2011 to 30 November 2013
Total	6,200,000	—	(152,000)	(1,120,000)	**4,928,000**		

The weighted average closing price of the shares on the dates immediately before the options were exercised by the employees during the year ended 30 June 2008 and at the dates of exercise were HK$6.64 and HK$6.65 respectively.

The total fair values of the options determined at the date of grant on 17 October 2006 using the Binomial option pricing model were HK$5,814,000 of which 1,120,000 share options with fair value of approximately HK$462,000 were lapsed during the year ended 30 June 2008.

The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$5.700
Weighted average exercise price	HK$5.858
Option life	7 years
Expected volatility	23%
Expected dividend yield	4.75%
Risk free rate	3.969%
Suboptimal exercise factor	2

The expected volatility is calculated based on rolling 2-year volatility of the Company's share price over last 3 years up to 17 October 2006. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The Group recognised expenses of HK$1,928,000 for the year (2007: HK$1,743,000) in relation to share options granted by the Company.

23. SHARE CAPITAL *(continued)*

On 19 November 2007, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company. The details of the share options granted are as follows:

Exercise price	*Balance of outstanding options at 1 July 2006*	*Options granted during the year*	*Options exercised during the year*	*Options lapsed during the year*	*Balance of outstanding options at 30 June 2008*	*Vesting date*	*Exercise period*
HK$							
6.746	—	152,000	—	—	**152,000**	1 December 2008	1 December 2008 to 30 November 2014
6.746	—	152,000	—	—	**152,000**	1 December 2009	1 December 2009 to 30 November 2014
6.746	—	152,000	—	—	**152,000**	1 December 2010	1 December 2010 to 30 November 2014
6.746	—	152,000	—	—	**152,000**	1 December 2011	1 December 2011 to 30 November 2014
6.746	—	152,000	—	—	**152,000**	1 December 2012	1 December 2012 to 30 November 2014
	—	760,000	—	—	**760,000**		

The total fair values of the options determined at the date of grant using the Binomial model were HK$705,000.

The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$6.55
Weighted average exercise price	HK$6.746
Option life	7.03 years
Expected volatility	23.83%
Expected dividend yield	5.78%
Risk-free rate	3.33%
Suboptimal exercise factor	2

The Group recognised expenses of HK$198,000 for the year in relation to share options granted by the Company.

The Binomial option pricing model has been used to estimate the fair value of the options.

The expected volatility is calculated based on the 5 year's weekly historical volatility of the ordinary shares of the Company from the date of listing to 19 November 2007, which is around 5 years. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model.

The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimates. The value of an option varies with different variables of certain subjective assumptions.

Share award scheme

On 25 January 2007, an employees' share award scheme ("Share Award Scheme") was adopted by the Company. The Share Award Scheme shall be valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the Share Award Scheme, the Company has set up a trust, HHI Employees' Share Award Scheme Trust, for the purpose of administering the Share Award Scheme and holding the awarded shares before they vest.

During the year ended 30 June 2007, a total of 1,940,000 shares in the Company had been awarded to certain directors and an employee of the Company at nil consideration. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof.

23. SHARE CAPITAL *(continued)*

Details of the movement of awards of the shares of the Company during the year ended 30 June 2007 are as follows:

	Vesting date	Balance of outstanding awarded shares at 1 July 2006	Shares awarded during the year	Shares vested during the year	Balance of outstanding awarded shares at 30 June 2007
Directors	25 January 2007	—	1,140,000	(1,140,000)	—
	25 January 2008	—	340,000	—	340,000
	25 January 2009	—	340,000	—	340,000
An employee	25 January 2007	—	40,000	(40,000)	—
	25 January 2008	—	40,000	—	40,000
	25 January 2009	—	40,000	—	40,000
Total		—	1,940,000	(1,180,000)	760,000

Details of the movement of the awarded shares of the Company during the year ended 30 June 2008 are as follows:

	Vesting date	Balance of outstanding awarded shares at 1 July 2007	Shares awarded during the year	Shares vested during the year	Balance of outstanding awarded shares at 30 June 2008
Directors	25 January 2008	340,000	—	(340,000)	**—**
	25 January 2009	340,000	—	—	**340,000**
An employee	25 January 2008	40,000	—	(40,000)	**—**
	25 January 2009	40,000	—	—	**40,000**
Total		760,000	—	(380,000)	**380,000**

During the year ended 30 June 2007, 1,940,000 shares of the Company were acquired at a total cost of HK$14,129,000 of which 1,180,000 shares have been vested and transferred to the relevant directors and an employee. Another 380,000 shares have been vested and transferred during the year ended 30 June 2008. These vested shares are held in escrow on behalf of directors and an employee until the 12-month lock-up period has expired.

At 30 June 2008, the outstanding awarded shares of 380,000 shares (2007: 760,000 shares) with an aggregate nominal value of HK$38,000 (2007: HK$76,000) were held by HHI Employees' Share Award Scheme Trust. In accordance with the trust deed of HHI Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

The total fair value of the awarded shares of HK$12,369,000 was determined at the date of grant based on the value of the shares of the Company at the date of the award adjusted for the effect of 12-month lock-up period, estimated using the Black-Scholes option pricing model, and the present value of the dividend received during the vesting period of which HK$2,471,000 (2007: HK$9,284,000) was recorded as expense in the current year.

23. SHARE CAPITAL *(continued)*

The following assumptions were used to calculate the fair value of implied put option of the awarded shares (arising as a result of the 12-month lock-up period) with the Black-Scholes option pricing model:

Closing share price at date of grant	HK$7.38
Option life	1–3 years
Expected volatility	
— First year	25.18%
— Second year	21.80%
— Third year	23.47%
Expected dividend yield	4.36%
Risk-free rate	
— First year	3.89%
— Second year	3.92%
— Third year	3.93%

The variables and assumptions used in computing the fair value of the implied put option of the awarded shares and the fair value of the awarded shares as a whole are based on the directors' best estimates. The value of awarded share varies with different variables of certain subjective assumptions.

24. SHARE PREMIUM AND RESERVES

Included in the Group's reserves are the Group's proportionate share of post-acquisition reserves of the jointly controlled entities as follows:

	2007 *HK$'000*	***2008*** ***HK$'000***
PRC statutory reserves	106,353	**109,826**
Translation reserve	200,221	**221,982**
Retained profits	1,630,830	**1,214,226**
	1,937,404	**1,546,034**

Pursuant to the relevant PRC regulations applicable to the Group's jointly controlled entities, the jointly controlled entities have to provide for the PRC statutory reserves before declaring dividends to the joint venture partners on the basis determined and approved by their respective board of directors. The reserves, which include a general fund and development fund, are not distributable until the end of the operation period, at which time any remaining balance of the reserves can be distributed to the joint venture partners upon dissolution of the jointly controlled entities. The distributable profits of the jointly controlled entities are determined based on their retained profits calculated in accordance with the PRC accounting rules and regulations.

THE COMPANY

The Company's reserves available for distribution represent the share premium and retained profits. Under the Companies Law Chapter 22 of the Cayman Islands, the share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediately following the distribution of a dividend, the Company is able to pay its debt as they fall due in the ordinary course of business. In accordance with the Company's Articles of Association, dividends can only be distributed out of the retained profits and share premium of the Company. At 30 June 2008, the Company's reserves available for distribution to its shareholders amounted to approximately HK$9,200,763,000 (2007: HK$9,102,571,000), comprising retained profits and share premium of approximately HK$1,725,672,000 (2007: HK$1,628,498,000) and HK$7,475,091,000 (2007: HK$7,474,073,000) respectively.

25. OTHER PAYABLES, ACCRUALS AND DEPOSITS RECEIVED/OTHER PAYABLE TO A JOINTLY CONTROLLED ENTITY

The other payables, accruals and deposits received represent the construction payables and accrued charges on payroll and utility expenses.

Analysis of the carrying amounts of other payables, accruals and deposits received:

	2007 *HK$'000*	***2008*** ***HK$'000***
Current portion of other payables, accruals and deposits received	257,449	**383,145**
Non-current portion of other payables	—	**55,267**
	257,449	**438,412**

The non-current other payables are interest-free. The effective interest rate adopted for measurement of fair value at initial recognition of non-current other payables is 7.05% (2007: N/A).

The other payable to a jointly controlled entity represented other payable to Ring Road JV by the Group not eliminated on the adoption of proportionate consolidation for the jointly controlled entity. The amount was unsecured, interest-free and assigned to the PRC joint venture partner of Ring Road JV upon the Disposal during the year, details of which are set out in note 8.

26. BANK AND OTHER LOANS

	2007 *HK$'000*	***2008*** ***HK$'000***
Bank loans, secured	5,210,224	**4,706,253**
Other loan, unsecured	4,839	**4,933**
	5,215,063	**4,711,186**
The borrowings are repayable as follows:		
On demand or within one year	219,776	**267,109**
In the second year	250,057	**244,756**
In the third to fifth years inclusive	1,028,363	**1,005,245**
After five years	3,716,867	**3,194,076**
	5,215,063	**4,711,186**
Less: Amounts due for settlement within one year (shown under current liabilities)	(219,776)	**(267,109)**
Amounts due for settlement after one year	4,995,287	**4,444,077**

26. BANK AND OTHER LOANS *(continued)*

Analysis of the Group's borrowings by currency:

	At 30 June 2007			
	US$ loans HK$'000	*HK$ loans HK$'000*	*RMB loans HK$'000*	*Total HK$'000*
Bank loans	3,195,488	499,847	1,514,889	5,210,224
Other loan	—	—	4,839	4,839
	3,195,488	499,847	1,519,728	5,215,063

	At 30 June 2008			
	US$ loans HK$'000	***HK$ loans HK$'000***	***RMB loans HK$'000***	***Total HK$'000***
Bank loans	**2,949,592**	**341,492**	**1,415,169**	**4,706,253**
Other loan	**—**	**—**	**4,933**	**4,933**
	2,949,592	**341,492**	**1,420,102**	**4,711,186**

At 30 June 2008, the Group's proportionate share on the bank loans of GS Superhighway JV are denominated in foreign currency of US$ amounted to HK$2,949,592,000 (2007: HK$3,195,488,000) and HK$ amounted to HK$341,492,000 (2007: nil).

At 30 June 2007, bank loans of HK$499,847,000 were denominated in currencies other than the functional currency of Ring Road JV, the relevant borrower of the Group.

The bank loans at 30 June 2007 included bank loans of RMB889,500,000 (equivalent to approximately HK$912,627,000) and HK$499,847,000 borrowed by the Ring Road JV to which, pursuant to relevant agreements entered into among the joint venture partners of the Ring Road JV, the Group was responsible for servicing.

At 30 June 2008, the Group had available HK$3,600,000,000 (2007: HK$3,600,000,000) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

Other than the amount of the other loan of approximately HK$4,933,000 (2007: HK$4,839,000) at 30 June 2008, which is interest-free and repayable at the end of the operation period of the GS Superhighway JV (i.e. June 2027) ("GS interest-free loan"), bank loans carry interest at commercial lending rates. The effective interest rate adopted for measurement at fair value at initial recognition of the GS interest-free loan is 6.75%.

The interest rates for bank loans for the year were ranged from 2.80% to 7.05% (2007: 5.00% to 6.48%).

27. BALANCES WITH JOINT VENTURE PARTNERS

	2007 HK$'000	**2008 HK$'000**
Registered capital contributions made by joint venture partners of:		
Ring Road JV	95,638	**—**
West Route JV	192,696	**360,154**
	288,334	**360,154**
Loans made by joint venture partners of:		
Ring Road JV	32,080	**—**
West Route JV	282,150	**—**
	314,230	**—**
	602,564	**360,154**

The balances represent the Group's proportionate share of registered capital contributions and loans made to jointly controlled entities by joint venture partners.

The registered capital contributions from joint venture partners to jointly controlled entities are interest-free and do not have a specific repayment term. The effective interest rate adopted for measurement at fair value at initial recognition of the registered capital contribution made by joint venture partners to West Route JV ranged from 6.48% to 7.05% (2007: 6.40% to 6.48%) and to Ring Road JV as at 30 June 2007 was 5.65%.

Loans made by joint venture partners to jointly controlled entities are unsecured and are repayable out of the net cash surplus from the operations of the jointly controlled entities. The loan made by joint venture partner of Ring Road JV was interest free and deconsolidated upon the Disposal during the year, details of which are set out in note 8. The effective interest rate adopted for measurement of fair value at initial recognition of the loan made by joint venture partner of Ring Road JV was 6.66%.

The loan made by joint venture partner of West Route JV carried interest at commercial lending rates and the amount was fully repaid during the year.

28. DEFERRED TAX LIABILITIES

The deferred tax liabilities represent the Group's proportionate share of such liabilities of the jointly controlled entities. The major components and movements in the deferred tax liabilities (assets) are as follows:

	Accelerated tax depreciation HK$'000	***Undistributed earnings of PRC jointly controlled entities HK$'000***	***Tax losses HK$'000***	***Total HK$'000***
At 1 July 2006	227,449	—	(34,000)	193,449
Exchange adjustments	13,000	—	(1,894)	11,106
Charge to the consolidated income statement for the year (note 9)	14,859	—	35,894	50,753
At 30 June 2007	255,308	—	—	255,308
Exchange adjustments	20,988	—	—	20,988
Disposal of a jointly controlled entity	(154,859)	—	—	(154,859)
Charge to the consolidated income statement for the year (note 9)	996	68,008	—	69,004
Effect of change in tax rate (note 9)	105,524	—	—	105,524
At 30 June 2008	**227,957**	**68,008**	**—**	**295,965**

28. DEFERRED TAX LIABILITIES *(continued)*

At 30 June 2007, Ring Road JV had unused tax losses of approximately RMB416,863,000 or equivalent to HK$427,702,000 available for offset against its future profits as analysed as follows:

	2007 *HK$'000*	***2008*** ***HK$'000***
Carried forward to		
December 2007	176,811	—
December 2008	155,475	—
December 2009	84,167	—
December 2010	11,249	—
	427,702	—

No deferred tax asset had been recognised in respect of the unused tax losses as at 30 June 2007 as it was uncertain whether sufficient taxable profits would be available prior to the expiry date to allow utilisation of the carrying forward tax losses.

At the balance sheet date, the deferred tax liabilities on temporary differences associated with the Group's proportionate share on the undistributed earnings of the PRC jointly controlled entities derived on or after 1 January 2008 amounting to approximately HK$68,008,000 (2007: Nil) has been recognised.

29. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from that of the prior year.

The capital structure of the Group consists of equity attributable to equity holders of the Company, comprising issued share capital, share premium, retained earnings and other reserves.

The directors of the Company review the capital structure periodically. As a part of this review, the directors of the Company consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the issue of new debt or the repayment of existing debt.

The management monitors the utilisation of bank borrowings and ensures full compliance with loan covenants during the year.

30. FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

	2007 *HK$'000*	***2008*** ***HK$'000***
Financial assets		
Loans and receivables including cash and cash equivalents	5,304,250	**6,858,240**
Financial liabilities		
Amortised cost	6,195,899	**5,491,529**

30. FINANCIAL INSTRUMENTS *(continued)*

(b) Financial risk management objectives

The directors of the Company have overall responsibility for the establishment and oversight of the Group's risk management framework. The Group's risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The directors of the Company monitor and manage the financial risks relating to the operations of the Group to ensure appropriate measures are implemented on a timely and effective manner.

The Group employs a conservative strategy regarding its risk management and does not engage in trading of any financial instruments, including derivative financial instruments, for hedging on speculative purpose.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures.

(i) Foreign currency risk management

Certain balances with jointly controlled entities, other receivables, bank balances and cash, other payables, bank and other loans, balances with jointly venture partners and other interest payables are denominated in foreign currencies which are different from the respective functional currency of the Company, its subsidiaries and its jointly controlled entities.

The carrying amounts of the foreign currency denominated monetary assets and monetary liabilities of the Company, its subsidiaries and its jointly controlled entities at the reporting date are as follows:

	Assets		***Liabilities***	
	2007	***2008***	*2007*	***2008***
	HK$	***HK$***	*HK$*	***HK$***
United States dollars	3,587,962	**3,050,565**	3,329,859	**2,953,767**
Hong Kong dollars	495,597	**31,795**	506,961	**349,412**

The Group and its jointly controlled entities currently do not have a foreign currency hedging policy in respect of foreign currency exposure.

Sensitivity analysis

As Hong Kong dollars are pegged to United States dollars, it is assumed there would be no material currency risk exposure between these two currencies.

The foreign currency risk of the Group and its jointly controlled entities is mainly concentrated on the fluctuation of the Renminbi against the Hong Kong dollars and United States dollars. The following sensitively analysis includes only currency risk related to United States dollar and Hong Kong dollars denominated monetary items of group entities and the Group's jointly controlled entities whose functional currencies are RMB. The sensitivity analysis of the Group also includes currency risk exposure on inter-company balances.

The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rate and all other variables are held constant.

	2007		***2008***	
	Renminbi strengthen (weaken)	*Increase (Decrease) in profit for the year HK$'000*	***Renminbi strengthen (weaken)***	***Increase (Decrease) in profit for the year HK$'000***
United States dollars	5%	148,218	**5%**	**134,328**
	(5%)	(148,218)	**(5%)**	**(134,328)**
Hong Kong dollars	5%	568	**5%**	**68,483**
	(5%)	(568)	**(5%)**	**(68,483)**

In management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

30. FINANCIAL INSTRUMENTS *(continued)*

(b) Financial risk management objectives *(continued)*

(ii) Interest rate risk management

The Group's interest rate risk relates primarily to floating rate borrowings, bank balances and deposits and balances with jointly controlled partners. The Group manages its interest rate exposure with a focus on reducing the Group's overall cost of debt and exposure to changes in interest rates. Management continues to monitor the cash flow of the operations and the debt markets, when considered appropriate, the Group would refinance these borrowings with instruments with a lower cost.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates in relation to the variable-rate bank borrowings and bank balances and deposits of the Group and its jointly controlled entities as well as balances with jointly controlled entities of the Group at the balance sheet date. The analysis is prepared assuming the amount of asset and liability outstanding at the balance sheet date was outstanding for the whole year. The 100 basis point increase or decrease represents management's assessment of the reasonably possible changes in interest rate.

If interest rate had been 100 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 30 June 2008 would decrease/increase by HK$31,980,000 (2007: HK$44,551,000).

(iii) Credit risk management

The Group's credit risk is primarily attributable to its balances with jointly controlled entities, other receivable from a joint venture partner, pledged bank balances and deposits of jointly controlled entities, bank balances and deposits, and other receivables.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations at the balance sheet date in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group has significant concentration of credit risk in its balances with jointly controlled entities. The management of the Company is responsible to exercise the joint control on the financial and operating activities of the jointly controlled entities with the joint venture partners to ensure the jointly controlled entities maintaining favorable financial position in order to reduce such credit risk.

In addition, the management of the Company and the respective jointly controlled entities are responsible for monitoring the procedures to ensure that follow-up actions are taken to recover overdue debts, in order to minimize other credit risks. The management is also responsible for reviewing the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The pledged bank balances and deposits, and the bank balances and cash of jointly controlled entities are concentrated on certain counterparties and the credit risk on liquid funds is limited because the counterparties are certain state-owned banks in the PRC.

Other than the above, the Group has no other significant concentration of credit risk.

30. FINANCIAL INSTRUMENTS *(continued)*

(b) Financial risk management objectives *(continued)*

(iv) Liquidity risk management

The Group's treasury activities are centralised to achieve better risk control and minimise the cost of funds. Cash is generally placed in short-term deposits mostly denominated in United States dollars or Hong Kong dollars. The management aims to maintain a balance between continuity of adequate funding and the flexibility through the use of bank and other borrowings. The Group's liquidity and financing requirements are reviewed regularly to mitigate the effects of fluctuations in cash flows. The management will consider new financing while maintaining appropriate gearing ratio.

The following table details the remaining contractual maturities at the balance sheet date of the Group's non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rate applicable at the balance sheet date) and the earliest date the Group can be required to pay:

	Interest rates %	*Repayable on demand HK$'000*	*Less than 1 year HK$'000*	*1–2 years HK$'000*	*3–5 years HK$'000*	*After 5 years HK$'000*	*Total undiscounted cash flows HK$'000*	*Carrying amount HK$'000*
2007								
Other payables and accruals, current	—	252,529	—	—	—	—	252,529	252,529
Balances with joint venture partners (note)	0%–6.48%	—	—	319,901	—	353,728	673,629	602,564
Other payable to a jointly controlled entity	—	118,213	—	—	—	—	118,213	118,213
Other interest payable	—	7,530	—	—	—	—	7,530	7,530
Bank and other loans	5.00%–6.48%	—	540,527	544,667	1,802,661	4,631,886	7,519,741	5,215,063
		378,272	540,527	864,568	1,802,661	4,985,614	8,571,642	6,195,899

	Interest rates %	***Repayable on demand HK$'000***	***Less than 1 year HK$'000***	***1–2 years HK$'000***	***3–5 years HK$'000***	***After 5 years HK$'000***	***Total undiscounted cash flows HK$'000***	***Carrying amount HK$'000***
2008								
Other payables and accruals, current	—	**359,245**	—	—	—	—	**359,245**	**359,245**
Balances with joint venture partners (note)	—	—	—	—	**418,984**	—	**418,984**	**360,154**
Other interest payable	—	**5,677**	—	—	—	—	**5,677**	**5,677**
Bank and other loans	**2.80%–7.05%**	—	**470,477**	**438,249**	**1,509,458**	**3,681,529**	**6,099,713**	**4,711,186**
Other payables-non-current	—	—	—	**50,884**	**15,319**	—	**66,203**	**55,267**
		364,922	**470,477**	**489,133**	**1,943,761**	**3,681,529**	**6,949,822**	**5,491,529**

Note: The repayment of balances with joint venture partners is subjected to the availability of cash flows and consensus of all joint venture partners. Hence, the maturities of the undiscounted cash flows of balances with joint venture partners are based on the estimated future cash flows of the jointly controlled entities.

(c) Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis on using prices or rates from observable current market transactions as input.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised costs in the consolidated financial statements approximate their fair values.

31. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 30 June 2008 amounted to approximately HK$16,892,537,000 (2007: HK$16,792,637,000). The Group's net current assets at 30 June 2008 amounted to approximately HK$5,666,332,000 (2007: HK$3,901,746,000).

32. SUMMARY OF BALANCE SHEET OF THE COMPANY

	2007 HK$'000	**2008 HK$'000**
ASSETS		
Non-current assets	3,290,594	**3,198,098**
Current assets	6,158,701	**7,006,801**
Total assets	9,449,295	**10,204,899**
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	297,033	**297,048**
Reserves	9,100,212	**9,203,264**
Total equity	9,397,245	**9,500,312**
Current liabilities	52,050	**704,587**
Total equity and liabilities	9,449,295	**10,204,899**

33. PARTICULARS OF PRINCIPAL SUBSIDIARIES

The following list contains the particulars of the subsidiaries of the Company at 30 June 2008 and 2007 which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a full list of all the subsidiaries would be of excessive length. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of subsidiary	*Place of incorporation*	*Issued and fully paid share capital*	*Attributable equity interest held by the Company*	*Principal activity*
Kingnice Limited	British Virgin Islands	Ordinary shares US$20,000	97.5%	Investment holding
Hopewell China Development (Superhighway) Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou Ring Road Limited	British Virgin Islands	Ordinary share US$1	100%	Investment in expressway project till late September 2007 and became inactive afterwards
Hopewell Guangzhou-Zhuhai Superhighway Development Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project
HHI Finance Limited	Hong Kong	Ordinary share HK$1	100%	Loan finance

All the above subsidiaries are indirectly held by the Company.

34. MAJOR NON-CASH TRANSACTION

During the years ended 30 June 2007 and 30 June 2008, development costs of HK$78,822,000 and HK$175,763,000 respectively included by the Group in the proportionate share were unpaid and accrued in other payables, accruals and deposits received as at year end.

35. OPERATING LEASES

The Group as lessee

	2007 *HK$'000*	**2008** **HK$'000**
Minimum lease payments paid under operating lease during the year:		
Premises	—	**2,655**

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2007 *HK$'000*	**2008** **HK$'000**
Within one year	—	**2,942**

36. CAPITAL COMMITMENTS

At 30 June 2008, the Group had outstanding commitments to make capital contributions to West Route JV for development of the Phase II of the Western Delta Route ("Phase II West") of approximately RMB96,051,000 (2007: RMB682,570,000).

At 30 June 2008, the Group had agreed, subject to approval of relevant authorities, to make capital contributions to West Route JV for development of the Phase III of the Western Delta Route of approximately RMB570,500,000 (2007: RMB570,500,000).

At 30 June 2008, GS Superhighway JV and West Route JV had outstanding commitments proportionately shared by the Group in respect of the acquisition of property and equipment, and construction of the Phase II West contracted but not provided for totalling approximately HK$1,657,751,000 (2007: HK$1,426,000,000 for GS Superhighway JV, Ring Road JV and West Route JV).

37. POST BALANCE SHEET EVENTS

On 2 September 2008, the Group entered into amendment agreements in relation to Phase III West with the West Route JV PRC partner, subject to the approval of the Company's and HH's shareholders and the relevant PRC authorities, to adjust the total investment for Phase III West to RMB5,600 million, instead of RMB3,260 million as contemplated under the 2005 Phase III Amendment Agreements (the "2008 Phase III Amendment Agreements", which effectively replaced the 2005 Phase III Amendment Agreements). 35% of the adjusted total investment will be funded by an increase in the registered capital of West Route JV by RMB1,960 million to be contributed by the Group and the West Route JV PRC partner in equal share . The adjusted total capital contribution thereon to be made by the Group to West Route JV for the development of Phase III West will be RMB980 million, instead of RMB570.5 million as contemplated under the 2005 Phase III Amendment Agreements.

On 2 September 2008, the Group entered into amendment agreements in relation to Phase II West with the West Route JV PRC partner, subject to the approval of the Company's and HH's shareholders and the relevant PRC authorities, to increase the total investment for Phase II West by RMB2,300 million to RMB7,200 million. 35% of the increase in total investment will be funded by an increase in the registered capital of West Route JV by RMB805 million to be contributed by the Group and the West Route JV PRC partner in equal share. The additional capital contribution thereon to be made by the Group to West Route JV for the development of Phase II West is RMB402.5 million.

The registered capital of West Route JV after the above post balance sheet events will be RMB5,068 million subject to the approval of the Company's and HH's shareholders and the relevant PRC authorities.

38. PLEDGE OF ASSETS

At 30 June 2008, certain assets of the jointly controlled entities of the Group were pledged to banks to secure general banking facilities granted to the jointly controlled entities. The carrying amounts of these assets are analysed as follows:

	2007 *HK$'000*	***2008*** ***HK$'000***
Toll expressways	6,972,866	**7,136,209**
Prepaid lease payments	84,864	**90,393**
Bank balances and deposits	392,854	**235,265**
Other assets	231,238	**373,550**
	7,681,822	**7,835,417**

At 30 June 2007, the toll collection right of GS Superhighway JV, 65% of the toll collection right of Phase I West and 90% of the toll collection right of Ring Road JV were pledged to banks to secure general banking facilities granted to the respective jointly controlled entity. At 30 June 2008, the toll collection right of GS Superhighway JV and 65% of the toll collection right of Phase I West were pledged to banks to secure general banking facilities granted to the respective jointly controlled entity.

39. RELATED PARTY TRANSACTIONS

Amounts due by and from related parties are disclosed in the consolidated balance sheet and relevant notes. During the year, the Group paid rentals, air-conditioning, management fee and car parking charges to a fellow subsidiary amounting to approximately HK$2,480,000 (2007: HK$1,580,000).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the year:

Relationship	*Nature of transaction*	*2007 HK$'000*	***2008 HK$'000***
Joint venture partner of the GS Superhighway JV	Interest paid	398	**—**
	Reimbursement of operating expenses	523	**1,537**
	Dividend paid and payable	1,415,915	**1,744,366**
PRC joint venture partner of the Ring Road JV	Management fee paid and payable	4,000	**—**
	Reimbursement of interest expenses	—	**6,290**
Foreign joint venture partner of the Ring Road JV	Management fee paid and payable	2,000	**—**
	Reimbursement of interest expenses	34,832	**20,361**
PRC joint venture partner of the West Route JV	Dividend paid and payable	15,640	**19,820**

Compensation of key management personnel

The remuneration of key management personnel who are all directors of the Company is disclosed in note 11.

40. APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements on page 49 to 91 were approved and authorised for issue by the Board of Directors on 10 September 2008.

Corporate Information

Board of Directors
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO
Vice Chairman
Mr. Thomas Jefferson WU
Managing Director
Mr. Alan Chi Hung CHAN
Deputy Managing Director
Ir. Leo Kwok Kee LEUNG
Mr. Lijia HUANG
Mr. Cheng Hui JIA
Mr. Barry Chung Tat MOK
Mr. Nicholas Tai Keung MAY*
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Dr. Gordon YEN#

* *Alternate to Mr. Barry Chung Tat MOK*
\# *Independent Non-Executive Directors*

Audit Committee
Mr. Lee Yick NAM *Chairman*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI

Remuneration Committee
Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Dr. Gordon YEN

Company Secretary
Mr. Peter Yip Wah LEE

Registered Office
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Principal Place of Business
Room 63-02, 63rd Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068, (852) 2861 0177

Solicitors
Woo, Kwan, Lee & Lo

Auditor
Deloitte Touche Tohmatsu

Principal Bankers+
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
Chong Hing Bank Limited
Citibank, N.A.
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Cayman Islands Share Registrar and Transfer Office
Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1-1106

Hong Kong Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555
Fax : (852) 2529 6087

Listing Information
The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 737)

American Depositary Receipt
CUSIP No. 439554106
Trading Symbol HHILY
ADR to share ratio 1:10
Depositary Bank Citibank, N.A., U.S.A.

Investor Relations
Investor Relations Manager
Tel : (852) 2863 4340
Fax : (852) 2861 2068
Email : ir@hopewellhighway.com

Web Page
www.hopewellhighway.com

Note: In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

目錄

合和公路基建有限公司(「合和公路基建」)(股份代號：737)在廣東省建設及經營策略性的高速公路基建項目，並於二零零三年八月在香港聯合交易所有限公司上市。憑藉上市母公司－合和實業有限公司(股份代號：54)作為其強大後盾及建立之豐富經驗，合和公路基建專注在經濟蓬勃的珠江三角洲地區開發、推動、發展、投資及營運高速公路及橋樑項目。

財務摘要

高速公路營業額


92.8%
廣深高速公路
4.6%
西綫I期
2.6%
東南西環高速公路

高速公路總車流量


86.2%
廣深高速公路
7.6%
西綫I期
6.2%
東南西環高速公路

除利息及稅項前之溢利
(港幣百萬元)


1,546
1,989
2,714
2006
2007
2008

公司股權持有人應佔溢利
(港幣百萬元)


1,128
1,349
1,997
2006
2007
2008

利息倍數
(除利息、稅項、折舊及攤銷前溢利／利息支出)


6.5x
5.2x
12.2x
2006
2007
2008

債務總額對比資產總額


33%
33%
29%
2006
2007
2008

債務總額
(港幣百萬元)


5,283
5,818
5,071
2006
2007
2008

債務淨額*對比公司股權持有人應佔權益


18%
13%
0%
2006
2007
2008

* *債務總額扣除銀行結餘及現金，已抵押銀行結餘及存款及持有至到期債務證券。於資產負債表日，銀行結餘及現金，連同已抵押銀行結餘及存款超出債務總額，因此債務淨額結餘為零。*

綜合業績

(港幣百萬元)	2004	2005	2006	2007	2008
			截至六月三十日止年度		
營業額	1,245	1,514	1,735	2,026	**1,717**
除稅前溢利	770	980	1,260	1,529	**2,462**
所得稅支出	(22)	(63)	(111)	(155)	**(446)**
年內溢利	748	917	1,149	1,374	**2,016**
撥歸：					
公司股權持有人	**733**	**899**	**1,128**	**1,349**	**1,997**
少數股東權益	15	18	21	25	**19**
年內溢利	**748**	**917**	**1,149**	**1,374**	**2,016**

綜合資產及負債

(港幣百萬元)	2004	2005	2006	2007	2008
			於六月三十日		
物業及設備	9,545	9,360	9,381	10,203	**9,394**
於共同控制個體之額外投資成本	1,861	1,815	1,763	1,706	**1,113**
發展中收費高速公路項目之額外投資成本	38	46	47	49	**54**
預付租金	129	124	124	126	**134**
與共同控制個體之結餘	1,088	1,095	1,167	806	**531**
持有至到期債務證券	711	–	–	–	**–**
流動資產	1,905	2,954	3,594	4,534	**6,352**
資產總額	**15,277**	**15,394**	**16,076**	**17,424**	**17,578**
流動負債	(440)	(456)	(529)	(632)	**(686)**
非流動負債	(5,541)	(5,370)	(5,211)	(5,853)	**(5,155)**
負債總額	**(5,981)**	**(5,826)**	**(5,740)**	**(6,485)**	**(5,841)**
少數股東權益	(32)	(33)	(36)	(44)	**(51)**
公司股權持有人應佔權益	**9,264**	**9,535**	**10,300**	**10,895**	**11,686**

每股溢利

(港仙)	2004	2005	2006	2007	2008
基本	26.09	31.18	38.85	45.45	**67.25**
攤薄後	26.05	30.98	38.63	45.43	**67.22**

財務比率

	2004	2005	2006	2007	2008
債務淨額[1] 對比公司股權持有人應佔權益	34%	27%	18%	13%	**0%**
公司股權持有人應佔權益回報	8%	9%	11%	12%	**17%**

註：(1) 債務淨額為債務總額(包括銀行及其他貸款及與合營企業夥伴之結餘)扣除銀行結餘及現金、已抵押銀行結餘及存款及持有至到期債務證券。於資產負債表日，銀行結餘及現金，連同已抵押銀行結餘及存款超出債務總額，因此債務淨額結餘為零。

主席報告

“高速公路之新駕駛者包括當地民眾及假日遊客等將成為集團高速公路未來發展的主要推動力。”



本人欣然宣佈集團（由公司及其附屬公司組成）截至二零零八年六月三十日止年度之財務業績持續錄得令人鼓舞之表現。公司股權持有人應佔溢利為港幣19.97億元，較上一財政年度港幣13.49億元上升48%；每股基本溢利為港幣67.25仙，較去年每股港幣45.45仙上升48%。

於回顧年度內，廣州 — 深圳高速公路（「廣深高速公路」）及珠江三角洲西岸幹道第I期（「西綫I期」）繼續為集團提供強勁溢利及現金流。集團亦因出售其於廣州東南西環高速公路（「東南西環高速公路」）之45%股權，錄得除稅前收益港幣9.74億元。此外，人民幣持續升值令集團錄得港幣4.39億元之匯兑收益。

今年為本公司自二零零三年八月上市以來之第五週年。於過往五年，集團之財務狀況不斷增強。股東應佔溢利由二零零四年六月三十日止之港幣7.33億元大幅上升至本財政年度之港幣19.97億元。集團將在此成功基礎上，繼續在珠江三角洲（「珠三角」）地區尋求投資機會，並向股東提供穩定及具吸引力的回報。

末期股息及特別末期股息

鑒於集團良好的業績及強勁的財務狀況，董事會建議派發末期股息每股港幣13仙及特別末期股息每股港幣28仙。連同已派付之中期及特別中期股息每股港幣24仙，本年度全年股息為每股港幣65仙，較上一財政年度之港幣35仙上升86%。待股東於二零零八年十月十三日舉行之股東週年大會批准後，建議之末期股息及特別末期股息將於二零零八年十月十四日或前後派付予於二零零八年十月十三日營業時間結束時已登記之股東。

暫停辦理過戶登記手續

公司將於二零零八年十月六日(星期一)至二零零八年十月十三日(星期一)，包括首尾兩天在內，暫停辦理公司股份過戶登記手續。為確保獲得派發建議之末期股息及特別末期股息，所有股份過戶文件連同有關股票，最遲須於二零零八年十月三日(星期五)下午四時三十分前，送達公司在香港之股份登記處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17 樓1712–1716室。

財政狀況

集團於截至二零零八年六月三十日止年度按比例分佔之淨路費收入由港幣20.26億元減少15%至港幣17.17億元。於東南西環高速公路出售後，集團停止分佔其路費收入。由於廣深高速公路合營企業公司(「廣深高速公路合營企業」)之利潤分配比例自二零零七年七月一日起由50%調整至48%，集團分佔廣深高速公路合營企業之路費收入亦有所降低。此外，廣深高速公路新塘至東莞段於二零零七年十月至二零零八年七月期間按計劃分階段暫時封閉進行維修及改善工程，令路費收入有所下降。

財政年度	二零零七年	**二零零八年**	%變動
廣深高速公路(於合營企業層面)			
平均每日車流量(千架次)	324	**320**	-1%
平均每日路費收入(人民幣千元)	10,035	**8,713**	-13%
西綫I期(於合營企業層面)			
平均每日車流量(千架次)	26	**28**	10%
平均每日路費收入(人民幣千元)	376	**406**	8%

截至二零零八年六月三十日止年度，集團保持強勁的財務狀況。集團出售其於東南西環高速公路之45%股權，錄得除稅前收益港幣9.74億元。年內，集團亦受惠於人民幣持續升值。由於該等升值以及於中華人民共和國(「中國」)境內合營企業之借貸大部份為美元貸款，集團年內分佔匯兑收益港幣4.39億元。

集團之資產負債表相當穩健。於二零零八年六月三十日，集團之淨流動資產達港幣56.66億元，較上一財政年度港幣39.02億元上升45%。受惠於高速公路營運及出售東南西環高速公路帶來強勁之現金流，集團於本財政年度末之銀行結餘及現金、已抵押銀行結餘及存款超過了分佔之負債總額。除中國境內合營企業之借貸外，集團並無任何企業債務。於二零零八年六月三十日，集團(不包括所有中國境內之合營企業)持有港幣60億元現金及港幣36億元未動用之銀團貸款額度。雄厚的現金盈餘及銀行貸款額度為集團提供卓越之資金能力，以把握未來投資機遇。

業務回顧與展望

於回顧年度內，儘管二零零八年上半年國內不同省份出現多個自然災害，且全球經濟發展環境欠佳，但中國大陸包括廣東省在內的經濟仍維持高增長，廣東省國內生產總值持續增長逾10%。廣東省特別是珠三角地區之城市化進程、高速公路網絡的完善以及汽車擁有量的快速增長均為集團的核心業務創造了有利的外部環境。高速公路之新駕駛者包括當地民眾及假日遊客等將成為集團高速公路未來發展的主要推動力。

由於回顧年內發生若干不可預見事件，主要包括二零零八年年初農曆新年前後運輸高峰期間發生罕見的冰雪災害、中央政府實施綠色通道政策以在二零零八年全年臨時免收若干主要高速公路上運行之部份貨車之路費、深圳公路網絡的變化以及按計劃暫時封閉廣深高速公路部份路段進行維修及改善工程；因此，廣深高速公路路費收入較去年有所下降。然而，隨著維修及改善工程完工並於二零零八年七月九日重新開放，廣深高速公路之日均車流量及路費收入已逐漸回升至去年水平。鑒於廣深高速公路的戰略位置及其於過去十年建立連接區域性高速公路的網絡，即使未來可能面對其他競爭，例如廣深沿江高速公路，集團相信廣深高速公路仍將繼續作為區內的主要幹道。

於回顧年度，佛山市一條與西綫I期平行的免費公路對西綫I期所造成的分流影響已趨穩定；同時，廣州東南西環高速公路自二零零七年九月中起免收路費，令西綫I期的車流量及路費收入恢復顯著的增長動力。

本財政年度完結以後，集團於二零零八年九月二日作出公佈，誠如公佈內所披露之原因，集團已與西綫I期的合作夥伴就增加珠江三角洲西岸幹道第II期及第III期(分別為「西綫II期」及「西綫III期」)之項目投資總額訂立協議，及相應增加集團分佔此額外投入資本總額約人民幣8.12億元。西綫II期及西綫III期之估計項目投資總額增加至人民幣128億元。交易須待其中包括公司及其母公司合和實業有限公司(「合和實業」)的股東批准。集團目前計劃將於截至二零一零年六月三十日止財政年度內完成西綫II期的建設工程，並於二零一零年開始西綫III期的建設工程，預



粤通
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120
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維修及改善工程後之廣深高速公路新塘至東莞段

計約於三至四年後完工。集團將全力加快西綫 II 期及西綫 III 期之建設進度，以爭取如期完工。由於珠三角西岸地區之城市化、經濟及交通的迅速及持續發展，集團相信這些將與珠江三角洲西岸幹道產生協同效應。

集團在過往二十多年來一直致力推動港珠澳大橋項目。據近日媒體報導，該項目最快將可望於2010年前動工，2015年建成通車。集團欣然見到港珠澳大橋項目已得到中央政府及各地政府的肯定及社會的廣泛支持，並將加快建設，此充分反映了集團的卓越遠見。

集團相信港珠澳大橋項目的加快建設，不但加速粵、港、澳經濟合作，更會對珠三角西岸地區的城市化、經濟及交通發展有著積極作用，並使區域性公路網更加擴大和完善。

董事變更

葉毓強先生獲委任為公司之獨立非執行董事及審計委員會成員，自二零零七年八月十三日起生效。由於其他業務安排，葉先生辭任公司之獨立非執行董事，自二零零八年二月二十九日起生效。於二零零八年五月七日，梅大強先生獲委任為本公司執行董事莫仲達先生之替代董事。本人謹此感謝葉先生於其任期內對公司所作出之寶貴貢獻。

鳴謝

本人僅此向於過去一年勤勉工作、專注奉獻之各董事、管理層及全體員工致以真誠謝意。本人亦感謝全體股東、金融界及業務夥伴對集團不斷之支持及對集團之信心，為集團去年之成功作出重大之貢獻。

胡應湘爵士 GBS, KCMG, FICE
主席
香港，二零零八年九月十日

執行董事

胡應湘爵士 GBS, KCMG, FICE

72歲，自二零零三年七月出任為公司董事會主席。彼亦為集團之最終控股公司 — 合和實業之主席、公司多間附屬公司之董事。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼負責公司在中國的基建項目及參與設計及建造合和實業及其附屬公司在香港、中國及海外之多項物業發展項目，包括沙角B發電廠，並獲得英國建築工業獎及創下於二十二個月內竣工的世界紀錄。彼為公司董事總經理胡文新先生之父親。

彼甚活躍於公務活動及社區服務，其公務及社區職銜包括：

香港

- 委員　策略發展委員會
- 副會長　香港地產建設商會
- 贊助人　香港物流協會
- 名譽副會長　香港足球總會有限公司

中國

- 副主任　中國人民政治協商會議 — 港澳台僑委員會
- 理事　中國聯合國協會
- 顧問　國家開發銀行

管理層



胡應湘爵士
GBS, KCMG, FICE
主席

何炳章先生
副主席

胡文新先生
董事總經理

陳志鴻先生
董事副總經理

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學、香港嶺南大學及香港城市大學頒授榮譽博士學位。彼為英國土木工程師學會、香港運輸物流學會及香港工程科學院資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國駐港名譽領事。獲頒授之其他獎項包括：

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國佛山市
- 中國深圳市
- 中國順德區
- 中國南海區
- 中國花都區
- 菲律賓奎松省

獎項及榮譽	獲獎年份
■ 獲比利時國王HM Albert II頒授 Officer de L' Ordre de la Couronne勳章	2007
■ 獲克羅地亞The Order of Croatian Danica with figure of Blaz Lorkovic勳章	2007
■ 香港特別行政區政府頒授金紫荊星章	2004
■ 星島報業集團選為2003年傑出領袖（商業/金融）	2004
■ 獲Asian Freight & Supply Chain Awards選為 Personality of the Year 2003	2003
■ 獲英女皇頒授聖米迦勒及聖喬治爵級令勳章	1997
■ 獲美國Independent Energy選為Industry All-Star	1996
■ 獲美國George Washington University選為傑出國際行政總裁	1996
■ 獲商業周刊選為「最佳企業家」之一	1994
■ 獲美國International Road Federation選為傑出人士	1994
■ 獲南華早報及敦豪選為傑出商業家	1991
■ 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
■ 獲比利時國王頒授 Chevalier de L' Ordre de la Couronne勳章	1985



梁國基工程師
執行董事

黃禮佳先生
執行董事

賈呈會先生
執行董事

莫仲達先生
執行董事

梅大強先生
莫仲達先生之替代董事

何炳章先生

75歲，自二零零三年七月起出任公司副主席及公司多間附屬公司之董事。彼亦為合和實業之副主席及董事總經理，亦為公司及合和實業之薪酬委員會主席，負責管理合和集團之整體運作。彼於物業發展及大型基建策略發展項目的實施方面具豐富經驗，一直負責所有與內地合營企業之磋商及發展項目之融資，包括公司及合和實業旗下之酒店、發電廠及公路基建項目。彼為中國廣州市、佛山市、深圳市及順德區之榮譽市民。

胡文新先生

36歲，彼自二零零三年一月起出任公司執行董事，於二零零三年七月獲委任為董事總經理。彼亦出任合和實業之聯席董事總經理及公司多間附屬公司之董事。彼負責為公司制訂策略計劃、公司政策及整體管理及致力提升其財務和管理會計系統。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程科學學士學位。於二零零六年，世界經濟論壇選出胡先生為「全球青年領袖」。彼為中國人民政治協商會議花都區委員會委員及常委，並為中國廣州市之榮譽市民。胡先生亦為證券及期貨事務監察委員會諮詢委員會委員、香港特別行政區政府中央政策組泛珠江三角洲專責小組成員、香港貿易發展局中國貿易諮詢委員會成員、香港上市公司商會副主席、香港公益金董事會成員、青年會計師發展交流協會榮譽顧問、澳門房地產聯合商會榮譽會長、澳門花都同鄉會榮譽會長、中國冰球協會特邀副主席、澳門冰上運動總會榮譽會長、香港業餘冰球會有限公司及香港冰球訓練學校有限公司主席及Melco Crown Entertainment Limited之獨立董事。彼為董事會主席胡應湘爵士之兒子。

陳志鴻先生

49歲，自二零零三年一月出任公司執行董事，於二零零三年七月獲委任為董事副總經理，並出任公司多間附屬公司之董事。彼於一九八三年獲香港中文大學頒授理學士學位，並於一九八九年獲香港城市大學頒授管理學專修文憑。彼負責公司在中國的高速公路基建項目及其他項目之統籌、項目融資、管理及行政工作。彼曾於二零零二年一月一日至二零零三年七月二十五日期間，出任合和實業之執行董事。

梁國基工程師

BSc, MSc, DIC, ACIArb, CMILT, FHKIE, FIStructE, FICE

49歲，彼自二零零三年七月三日起出任為公司執行董事，負責公司各項目之規劃、設計、工程及建造。彼亦任公司若干附屬公司之董事。彼於一九九一年畢業於倫敦大學帝國學院，獲頒地震工程及結構動力學理碩士（優等級）學位，並於一九八三年榮獲Council for National Academic Awards頒授之土木工程理學士（一級榮譽）學位，同年同時獲英國土木工程師學會頒授「獎狀」為全年優秀畢業生。彼於合和實業工作十年期間（由一九九三年至二零零三年），主要負責合和實業各項目之建築、工程規劃及設計。在加盟公司前，彼曾於新加坡、非洲肯尼亞、英格蘭及香港工作，在公路、大橋、高層樓宇、大型堤壩及隧道結構方面取得豐富設計及施工經驗。彼亦對滑模及爬模技術有資深實踐和應用經驗。彼在二零零四年更考獲中華人民共和國一級註冊結構工程師資格。彼亦身為數個專業工程師學會之理事，在二零零六至二零零七年度，彼更擔任為英國公路及運輸學會香港分會主席。

黃禮佳先生

66歲，彼自二零零三年七月三日起出任公司執行董事，負責監督廣州－深圳高速公路之日常運作及管理，亦出任公司多間附屬公司之董事。彼於一九九六年加盟合和實業，並負責廣

東省收費高速公路之營運及管理。彼曾任廣東省公路建設公司總經理，於一九六一年至一九七九年期間，曾出任中國肇慶市多個委員會重要職務。

賈呈會先生

67歲，彼自二零零三年七月三日起出任公司執行董事，負責與中國內地政府部門之聯絡及項目統籌工作。彼於合和實業工作達十八年，曾主力負責在中國內地之項目發展。彼曾擔任主席助理及中國項目總監，亦在內地進行航空設計研究多年。彼在一九六四年畢業於哈爾濱工業大學，並獲頒理學士學位。

莫仲達先生

50歲，彼於二零零五年八月獲委任為公司及合和實業之執行董事。彼負責監督公司之財務及投資者關係之職務。彼持有英國厘丁大學頒授之經濟及會計學位。彼在企業融資及項目貸款方面具豐富經驗，曾出任中銀國際融資有限公司之行政總裁。

梅大強先生

46歲，於二零零七年四月加入上市公司合和實業出任其集團財務總監。由二零零八年五月起委任為公司執行董事莫仲達先生之替代董事。梅先生為CPA Australia及香港會計師公會的會計師會員，並持有Macquarie University之經濟學學士學位及University of New South Wales (新南威爾斯大學)之商業碩士學位。

獨立非執行董事

費宗澄先生

66歲，彼於二零零三年七月獲委任為公司獨立非執行董事，現亦為公司審計委員會成員。彼於一九六二年獲台灣國立成功大學頒授建築工程學士學位；一九六五年獲北卡羅萊納州立大學頒授建築學士學位，並於一九七四年獲美國Pratt Institute頒授城市規劃理學碩士學位。彼現為建築及規劃公司一宗邁建築師事務所之常務合夥人。彼擁有逾三十年之規劃及建築項目經驗。彼在創立宗邁建築師事務所前，曾在美國多家建築公司工作。

藍利益先生

61歲，彼於二零零三年七月獲委任為公司獨立非執行董事。彼亦出任合和實業之獨立非執行董事，並為公司及合和實業審計委員會主席和薪酬委員會成員。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，於銀行、投資及金融業方面擁有逾三十年經驗。彼由一九九零年至二零零一年期間曾任廖創興銀行執行董事。在此之前，彼曾任花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼於二零零四年至二零零八年期間獲委任為香港存款保障委員會委員，並於二零零六年至二零零八年期間出任為投資委員會主席。

中原紘二郎先生

67歲，彼於二零零三年七月獲委任為公司獨立非執行董事，現亦為公司審計委員會成員。彼在一九六四年畢業於東京商船大學，並獲頒海洋工程學士學位。彼於一九六四年加盟兼松株式會社，先後在其設立於東京、新加坡及香港之辦事處擔任不同要職，並於一九九六年獲委任為兼松(香港)有限公司之董事總經理及於二零零零年榮休。

嚴震銘博士

38歲，彼於二零零三年七月獲委任為公司獨立非執行董事，現亦為公司薪酬委員會成員。彼於一九九零年獲美國波士頓大學頒授生產工程學士學位，於一九九二年獲加拿大麥基爾大學頒授工商管理碩士學位，並於二零零五年獲香港理工大學頒授工商管理博士學位。彼現為福田實業(集團)有限公司之執行董事。

管理層討論及分析





建設中的西綫[illegible]

業務回顧



過去一年，雖然面對全球經濟環境存在不明朗因素，中央政府實施宏觀調控經濟政策，以及珠三角地區產業由傳統工業向服務業及高科技業轉型的挑戰，廣東省的本地生產總值(GDP)仍然持續增長逾10%，加上省內高速公路網不斷完善及擴大，人民生活水平不斷提高，以及汽車擁有量繼續上升，其中廣州及深圳的汽車擁有量均已超過100萬輛，促進了汽車客貨運和物流業發展，並帶動了大量交通需求。集團相信其所投資的廣深高速公路以及西綫I期在廣東省高速公路網中的重要性將會更加突顯，車流量及路費收入可持續穩步增長。

截至二零零八年六月三十日止年度，廣深高速公路及西綫I期的綜合日均車流量輕微下降0.5%至34.8萬架次，綜合日均路費收入則減少12%至人民幣912萬元，全年路費總收入為人民幣33.38億元；其中西綫I期車流量及路費收入均錄得穩定增長，而廣深高速公路的路費收入則有所下降。



廣深高速公路監控電視養護



西綫 I 期路面監控中心

近年來，由於中央政府對全國的土地使用審批嚴格，增加了徵地拆遷的難度、費用及延長了交地的時間，但西綫 II 期的建設仍然不斷進行，按現時計劃，全部工程預計可於二零一零年財政年度內建成通車。至於西綫 III 期申請立項所需的前期工作已接近完成，預計近期可向政府有關部門辦理報批手續，視乎批准情況，現時計劃於二零一零年開始建設，約3至4年完工。

在過去二十多年，集團及集團主席一直推動的港珠澳大橋項目，我們欣然見到該項目最近已得到了中央政府及各地政府的肯定及社會的廣泛支持，將加快建設，使區域性公路網更加擴大和完善；與及根據廣東省國民經濟和社會發展十一五規劃綱要，珠江三角洲西岸地區將迅速發展，集團相信將與珠江三角洲西岸幹道產生協同效應，珠江三角洲西岸幹道將因此而受惠。


绿色通道
专用道口
缴费车道
自动缴费车道
发卡
30
15
保持车距
15
15

免停車電子收費系統 ("ETC")

面對珠三角地區勞工成本及物價上漲的壓力，集團將繼續採取有效措施控制成本及提升合營企業的營運效率，保持廣深高速公路及西綫I期的競爭能力及高質素服務水平。

二零零七年八月集團與廣州東南西環高速公路有限公司(「環城公路合營企業」)之中方夥伴訂立協議，集團以人民幣17.1255億元出售其在環城公路合營企業之所有權益。有關交易已在二零零七年九月完成，並帶來港幣9.74億元(除税前)出售盈利。

中國的新企業所得税法(「新税法」)已於二零零八年一月一日起實施，新税率由現時的18%從二零零八年一月一日起的五年內逐年遞增至25%(二零零九年：20%；二零一零年：22%；二零一一年：24%；二零一二年：25%)。根據新税法，目前享受企業所得税優惠之廣深高速公路及西綫I期合營企業仍可繼續享受餘下未享用之企業所得税優惠，直至有關日期屆滿為止。此外，由二零零八年一月一日起，港商收取其在中國所投資的外商投資企業二零零八年度及之後年度產生之利潤時，須支付5%預提所得税。

廣州－深圳高速公路

項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年 ：50% 11至20年 ：48% 21至30年 ：45%



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

廣深高速公路全長122.8公里，是一條全封閉、全照明、雙向共六車道的高速公路，是目前唯一一條連接廣州、東莞、深圳及香港的高速公路，更是珠三角地區高速公路網的主要幹線，連接著廣州環城高速公路、廣州北二環高速公路、虎門大橋、東莞常虎高速公路、深圳機荷高速公路、深圳南坪快速路及區內其他主要城鎮、港口及機場。

在過去一個財政年度，廣深高速公路日均車流量較去年同期輕微減少1%至32萬架次，日均路費收入則減少13%至人民幣871萬元，全年路費總收入為人民幣31.89億元。

廣深高速公路的路費收入減少的主要原因，除了因為二零零八年年初農曆新年前後的客貨運輸高峰期間，廣東省與其它省份連接之大部份公路交通受到罕見的雪災嚴重影響；廣東省響應國家抑制食物價格上升要求，由二零零八年初至二零零八年底臨時實施「綠色通道」政策，對運載鮮活農產品車輛使用部份主要高速公路(其中包括廣深高速公路)免收路費；以及受到深圳路網變化所帶來的影響以外，廣深高速公路新塘至東莞段南、北行主線分別於二零零七年十月十八日至二零零八年一月十日及二零零八年二月十八日至二零零八年七月九日期間暫時封閉並實施交通繞道分流，以進行維修改善工程。在該項工程進行期間，日均路費收入較去年同期減少21%或人民幣220萬元。雖然期間日均路費收入明顯減少，但日均車流量僅減少約7%或22,000架次，突顯廣深高速公路在廣東省公路網絡中的重要性，分流的車輛在繞過封閉路段後大部份重返廣深高速公路繼續行駛。

該項維修改善工程已按計劃於二零零八年七月九日全部完工並重開通車，日均路費收入及車流量逐步回升至接近去年同期水平。集團相信該項工程將為廣深高速公路的營運帶來長遠效益。

集團及合營企業一向重視公路交通安全，多年來一直投入大量資源，致力提升及優化廣深高速公路的交通安全及服務設施，為使用者提供安全、舒適、暢通的高速公路。集團於二零零八年七月通過合營企業與廣東省公安廳交通管

理局合辦了一個大型的全省交通安全教育活動，向社會人仕免費贈送10多萬冊加插有交通安全守則的中國文學著作《論語》，既廣泛宣傳交通安全，亦弘揚中國傳統文化。

此外，在回顧年度內，合營企業在廣深高速公路沿綫及多個互通立交出入口增設了可變訊息情報板及監控攝像槍、在主綫出入口匝道增設了有提示功能的閃光道釘、在所有路政巡邏車輛及拯救車輛安裝了全球衛星定位系統，現時正積極與廣東省公安廳交通管理局合作設置廣東省高速公路首個智能交通監控系統，以加強廣深高速公路全綫交通監控功能，提高交通事故應變及處理效率，減少交通意外造成的交通堵塞及傷亡。

為提高互通立交站場的通行能力，合營企業對福永、新橋、東莞、火村等互通立交站場進行了擴建工程。隨著廣東省高速公路聯網收費及免停車電子收費的逐步普及化，廣深高速公路設置了29條免停車電子收費車道，數量為全省高速公路之冠，亦在各入口車道上陸續安裝先進的車牌自動識別輸入系統，現時正積極研究在入口車道上使用無人自動發卡系統，致力以先進科學技術及設備提高收費效率，擴大收費站場的通行能力。同時，為響應國家環保及節能目標，廣深高速公路沿線路燈將安裝先進節能系統。

合營企業將繼續加強對路面、橋樑結構物等的檢測及維修工作，以有效延長廣深高速公路的使用年期及維修周期，為集團帶來長遠的營運效益。

根據合作合同規定，自二零零七年七月一日起，集團於廣深高速公路合營企業的利潤分配比例由50%調整為48%。此外，集團在廣深高速公路建設期間所投入的額外投資，廣深高速公路合營企業已於二零零八年一月支付集團一附屬公司人民幣7.2514億元。

雖然全球經濟環境存在不明朗因素，中央政府實施宏觀調控經濟政策，與及受到深圳路網變化的影響，但是廣東省經濟仍然持續穩定增長，加上省內高速公路網絡不斷完善及擴大，汽車擁有量持續增長等有利因素，有助區內汽車客貨運及物流業的進一步發展，廣深高速公路會得以受惠，車流及路費收入應可以保持穩定增長。

為應付日益增加的交通需求，集團、中方夥伴及合營企業一向積極推動廣深高速公路擴建至雙向共十車道的可行性研究，該研究已接近完成並備受政府有關部門重視，預計近期可向有關部門辦理報批手續。

對於有媒體報導廣深沿江高速公路的建設情況，集團將繼續關注該項目的進展。廣深高速公路在珠三角地區所處的策略性位置及十多年來所形成的完善連接公路網絡，將使廣深高速公路繼續成為區內最主要的高速公路。

廣深高速公路合營企業

平均每日路費收入
(人民幣 百萬元)


8.8
10.0
8.7
2006
2007
2008

平均每日車流量
(架次 千輛)


270
324
320
2006
2007
2008

全年路費收入
(人民幣 百萬元)


3,213
3,663
3,189
2006
2007
2008

平均每日車流量
(架次 千輛)


400
350
300
250
200
150
100
50
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

平均每日路費收入
(人民幣 千元)


11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

以車輛類別劃分之車流量


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4.9%
1.4%
17.7%
7.2%
68.7%
7.0%
2.0%
18.1%
5.5%
67.5%
7.1%
2.1%
17.8%
4.3%
68.7%
2006
2007
2008
五類車
四類車
三類車
二類車
一類車

珠江三角洲西岸幹道第I期


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

項目摘要

位置	中國廣東省廣州市至順德區
長度	14.7公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	二零零三年九月至 二零三三年九月
分潤比例	50%

珠江三角洲西岸幹道分三期建設，其中西綫I期已於二零零四年四月建成通車。西綫I期是一條全長14.7公里，雙向共六車道的封閉式高速公路，北連廣州東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一一條連接廣州至順德的高速公路。

過去一年，佛山市一條與西綫I期平行的免費公路對西綫I期所造成的分流影響已趨穩定；同時，廣州東南西環高速公路自二零零七年九月中起免收路費，令西綫I期的車流量及路費收入恢復明顯增長。在過去的一個財政年度，西綫I期的日均車流量增長10%達2.8萬架次，日均路費收入增長8%達人民幣41萬元。全年路費總收入為人民幣1.49億元。

根據佛山市的公路網絡規劃，未來將有多條公路與西綫I期連接，包括佛山一環伸延線、南海的平舟快速幹線與平南高速公路，及廣明高速公路，將為西綫I期的車流及路費收入增長帶來動力。

西綫I期合營企業

平均每日路費收入
(人民幣 千元)


340
376
406
2006
2007
2008

平均每日車流量
(架次 千輛)


23
26
28
2006
2007
2008

全年路費收入
(人民幣 百萬元)


123
137
149
2006
2007
2008


广珠西线
欢迎您!

西綫I期合營企業

平均每日車流量
(架次 千輛)


35
30
25
20
15
10
5
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2008
2007
2006
2005
2004

平均每日路費收入
(人民幣 千元)


500
450
400
350
300
250
200
150
100
50
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2008
2007
2006
2005
2004

以車輛類別劃分之車流量


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8.3%
1.8%
26.4%
12.0%
51.5%
9.7%
2.0%
25.0%
9.9%
53.4%
9.9%
2.2%
24.4%
8.2%
55.3%
2006
2007
2008
五類車
四類車
三類車
二類車
一類車

珠江三角洲西岸幹道第II期


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

項目摘要

位置	中國廣東省順德至中山市
長度	約46公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	二零零七年四月至二零三八年九月
分潤比例	50%

西綫II期全長約46公里，為雙向共六車道的封閉式高速公路，北連順德的西綫I期，向南伸延至中山，與105國道及規劃中的西部快速幹線連接。建成通車後，將會是唯一一條連接廣州與中山市中心城區的高速公路。

近年來，雖然中央政府對全國的土地使用審批嚴格，增加了徵地拆遷的難度、費用及延長了交地的時間，但是西綫II期的建設仍然不斷進行，按現時計劃，全部工程預計可於二零零九／二零一零之財政年度內建成通車。

由於西綫II期的投資預算在二零零四年制訂，近年來因受到國家嚴控土地政策及物價上升所影響，增加了土地、建材、利息等成本，項目投資額由原來計劃人民幣49億元（不含建設期貸款利息）調整至人民幣72億元（含建設期貸款利息），集團為此於二零零八年九月二日與中方夥伴（同為西綫I期的中方夥伴）簽訂了共同投資、建設及經營西綫II期的修訂協議，以相應增加集團對本項目的註冊資本金約人民幣4.025億元。詳情見集團與合和實業於二零零八年九月二日的聯合公佈。



珠江三角洲西岸幹道第 III 期


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

項目摘要

位置	中國廣東省中山市至珠海市
長度	約38公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	待中國有關部門批准
分潤比例	50%（建議）

西綫 III 期是一條全長約38公里，雙向共六車道的封閉式高速公路，北連中山的西綫 II 期，南接珠海的公路網。

西綫 III 期位處於珠江三角洲西岸人口稠密、經濟發展迅速的城市，為配合中山及珠海的城市和交通發展規劃，以及縮短征地拆遷工作的時間，西綫 III 期的部份綫路及工程設計作出了調整，其中造價較高的隧道工程由原來2.5公里增加至5.1公里，加上受到國家嚴控土地政策及物價上升所影響，增加了土地、建材、利息等成本，項目投資額由原來計劃人民幣32.6億元（不含建設期貸款利息）修訂為人民幣56億元（含建設期貸款利息），類似西綫 II 期情況，集團為此於二零零八年九月二日與中方夥伴（同為西綫 I 期及西綫 II 期的中方夥伴）簽訂了共同投資、建設及經營西綫 III 期的修訂協議，以相應增加集團對本項目的註冊資本金約人民幣4.095億元。詳情見集團與合和實業於二零零八年九月二日的聯合公佈。

西綫 III 期申請立項所需的前期工作已接近完成，預計近期可向政府有關部門辦理報批手續。目前計劃於二零一零年開始建設，建設期約3至4年。

集團將全力、積極推動西綫 II 期及西綫 III 期的建設，使其早日建成。當珠江三角洲西岸幹道全綫建成通車後，將直接連通廣州、佛山、中山及珠海，及通往澳門，並成為珠江三角洲西岸的一條策略性高速公路。隨著港珠澳大橋項目的加快建設，使區域性公路網絡更加擴大和完善，與及根據廣東省國民經濟和社會發展十一五規劃綱要，珠江三角洲西岸地區之城市化、經濟及交通將迅速發展，集團相信將與珠江三角洲西岸幹道產生協同效應，日後其車流及路費收入將可穩定增長。

港珠澳大橋項目


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

集團及集團主席二十多年來一直致力推動的港珠澳大橋項目，現時已得到中央政府及各地政府的肯定及和社會的廣泛支持，將加快建設，彰顯集團主席及集團在他領導下的遠見。據媒體報導，該項目最快將可望於2010年前動工，2015年建成通車。

集團相信港珠澳大橋項目的加快建設，不但加速粵、港、澳經濟合作，更會對珠三角西岸地區的經濟發展有著積極作用，並使區域性公路網絡更加擴大和完善。



其他

僱員及薪酬政策

於二零零八年六月三十日，集團僱用32名僱員而合營企業僱用約2,666名僱員。集團參考現時市場慣例及僱員個別表現而釐定具競爭力之僱員薪酬，集團亦採納優先認股權計劃及股份獎勵計劃以表揚僱員作出之貢獻並給予獎勵。有關計劃詳情載於董事會報告書。此外，根據集團之表現及僱員個人之表現，集團可能授予僱員酌情花紅。集團亦為所有僱員提供醫療保險及為高層員工提供團體個人保險。為使組織內不同階層之間建立更親密之僱員關係，本集團於年內舉辦了多項員工活動，如週年晚宴、員工午膳、保齡球之夜及其他康樂及體育活動。

除提供具競爭力之僱員薪酬外，集團亦投資於人力資源發展上。為提升僱員之生產力，集團於去年亦持續舉辦在職培訓，包括旨在提升與


迎奥运 保畅通 构建和谐高速
交通安全宣传教育活动

大陸僱員進行溝通能力之基礎及中級普通話課程、旨在提高集團僱員安全意識及意外防範技能之紅十字會急救課程以及防止貪污之香港廉政公署講座。集團亦組織若干研討會以提高僱員的心理質素，加速自我發展。涵蓋課題包括「如何選擇快樂」、「時間管理好貼士」、「小組腦震盪」、及「強積金知多少」。二零零八年開展了一個為期十八個月的培訓管理生計劃，計劃旨在訓練及培育一群年輕而富有活力之培訓管理生，以應付集團未來的業務發展需要。

社區關係

集團向來積極支持社區發展。年內，集團支持了一系列藝術、體育、社區、交通安全及賑災活動，包括贊助及參與由公益金主辦之公益服飾日、百萬行及公益精英運動大比併、奧運歡樂跑、港鐵競步賽，以及贊助香港藝術節及香港藝術學院合和圖書館。此外，集團亦有捐款支持四川地震賑災行動。

如前文所述，集團一向非常重視公路交通安全，並於二零零八年七月通過合營企業與廣東省公安廳交通管理局合辦了一個大型的全省交通安全教育活動，免費派發10多萬冊附有交通安全守則的中國文學著作「論語」。

於二零零八年年初，集團獲香港社會服務聯會頒發「商界展關懷」標誌，以表揚集團積極參與社區活動及體現良好企業公民精神。


论语

財務回顧

集團業績

截至二零零八年六月三十日止財政年度，集團所有高速公路按比例分佔之淨路費收入由去年同期港幣20.26億元減少15%至港幣17.17億元，主要原因包括集團於二零零七年九月出售所佔環城公路合營企業之全部45%權益；集團於廣深高速公路合營企業之溢利分配比例自二零零七年七月一日起，根據合作合同由50%調整至48%；及廣深高速公路新塘至東莞段南北向主線因按計劃進行保養及改善工程而分別自二零零七年十月十八日至二零零八年一月十日以及二零零八年二月十八日至二零零八年七月九日期間暫時關閉。集團全部路費收入總額中，廣深高速公路佔93%，錄得港幣15.94億元，而西綫I期及東南西環高速公路則分別佔4%或港幣7,800萬元及3%或港幣4,500萬元。

集團於中國之所有高速公路按比例分佔之淨路費收入分配如下：

	截至六月三十日止年度	
	二零零七年 港幣百萬元	**二零零八年 港幣百萬元**
廣深高速公路	1,777	**1,594**
西綫I期	66	**78**
東南西環高速公路	183	**45**
	2,026	**1,717**

於二零零八年六月三十日止財政年度之收費公路營運費用及一般和行政費用總額由港幣2.41億元增加23%至港幣2.97億元。儘管面對珠江三角洲地區勞動力成本及商品價格上漲的壓力，集團已採取有效措施控制成本及提高合營企業的經營效率。

折舊及攤銷費用由港幣3.81億元減少7%至港幣3.55億元，主要由於集團於二零零七年九月出售所佔環城公路合營企業之全部45%權益。

於二零零七年三月十六日，中國通過中華人民共和國主席令第63號頒佈新稅法，並於二零零八年一月一日生效。集團之中國合營企業稅率從二零零八年一月一日起的五年內由現時18%逐年遞增至25%（二零零九年：20%；二零一零年：22%；二零一一年：24%；二零一二年：25%）。根據新稅法，廣深高速公路合營企業及西綫合營企業之西綫I期仍可繼續享有餘下未享用之稅務優惠，直至各有關日期屆滿為止。年內遞延稅項已作調整以反映預期將於資產變現或債務結算時之各有關期間內採納之稅率。此外，由二零零八年一月一日起，集團收取其所投資的中國合營企業二零零八年度及之後年度產生之利潤時，須支付5%預提所得稅。

公司股權持有人應佔溢利較去年同期港幣13.49億元增加48%至港幣19.97億元，主要原因包括集團以代價人民幣17.1255億元向中國合作夥伴出售所佔環城公路合營企業之全部45%權益，而錄得港幣9.74億元之除稅前收益；以及人民幣升值產生之匯兑收益港幣4.39億元，主要由於重新折算集團一間中國合營企業之美元及港幣銀行貸款(佔集團按比例分佔於二零零八年六月三十日貸款的70%)而產生。

資金流動性及財務資源

集團之債務總額佔資產總額之比率及資產負債比率(債務淨額對比公司股權持有人應佔權益)分別為29%(二零零七年：33%)及無(二零零七年：13%)。集團之資產及負債結構載列如下：

	於六月三十日	
	二零零七年 港幣百萬元	**二零零八年 港幣百萬元**
債務總額	5,818	**5,071**
債務淨額(附註)	1,470	**0**
資產總額	17,425	**17,578**
公司股權持有人應佔權益	10,895	**11,686**
債務總額佔資產總額比率	33%	**29%**
債務淨額對比公司股權持有人應佔權益	13%	**0%**

附註：債務淨額為債務總額扣除銀行結餘及現金，連同已抵押銀行結餘及存款。於資產負債表日，銀行結餘及現金，連同已抵押銀行結餘及存款超出債務總額，因此債務淨額結餘為零。

截至二零零八年、二零零七年及二零零六年六月三十日止過去三個年度，集團年度現金流入淨額(不包括集團按比例分佔合營企業之現金流量，並扣除支付予公司股東之股息及集團營運開支)分別為港幣20.93億元、港幣8.9億元及港幣5.73億元。截至二零零八年六月三十日止年度，現金流入淨額為港幣20.93億元，其中港幣16.34億元來自集團出售所佔環城公路合營企業之全部45%權益的除稅後收入。此外，於二零零八年一月集團從廣深高速公路合營企業收取於建設廣深高速公路期間產生的除稅後額外投資港幣7.13億元。

於二零零八年六月三十日，集團按比例分佔合營企業的銀行及其他貸款總額港幣47.11億元(二零零七年：港幣52.15億元)，概況載列如下：

(a) 99.9%為銀行貸款(二零零七年：99.9%)及0.1%為其他貸款(二零零七年：0.1%)；及

(b) 63%以美元為單位(二零零七年：61%)，30%以人民幣為單位(二零零七年：29%)及7%以港幣為單位(二零零七年：10%)。

集團流動資產淨值由二零零七年六月三十日港幣39.02億元增加43%至二零零八年六月三十日港幣56.66億元。

集團於二零零五年十月取得一項港幣36億元五年期銀團無抵押循環及定期貸款融資。該融資於二零零七年六月三十日及二零零八年六月三十日均未被提取。

於二零零八年六月三十日，集團及集團分佔合營企業之銀行結餘及現金分別為港幣59.97億元(二零零七年：港幣39.04億元)及港幣2.4億元(二零零七年：港幣4.44億元)。集團的銀行結餘及現金，連同未提取融資額度共港幣95.97億元(二零零七年：港幣75.04億元)。加上從集團之合營企業廣深高速公路合營企業收取之穩定現金股息(集團於截至二零零八年及二零零七年六月三十日止之年度分別收取現金股息港幣6.14億元及港幣10.48億元)，令集團進一步加強對已計劃及潛在的投資機會的融資能力。

自二零零三年八月於香港聯合交易所有限公司上市以來，公司一直維持目標派息率75%或以上。

貸款還款期概況

集團按比例分佔合營企業於二零零八年六月三十日對比二零零七年六月三十日之銀行及其他貸款還款期概況，載列如下：

	於六月三十日	
	二零零七年	**二零零八年**
一年內償還	4%	**6%**
一至五年內償還	25%	**26%**
五年後償還	71%	**68%**

除上述披露外，於二零零七年及二零零八年六月三十日，集團並無任何其他企業銀行貸款。所有合營企業的銀行貸款均按浮動利率計算。

利率及外匯風險

集團所收取之現金股息乃由其合營企業以港幣支付，而集團之主要開支也以港幣支付。合營企業大部分銀行貸款均以美元為單位，因此在折算該美元銀行貸款時，從而產生匯兑收益。

集團密切監控其利率及外匯風險，金融工具的使用是受到嚴格控制。集團及合營企業均無任何金融衍生工具，以對沖其利率或外匯匯率風險。

庫務政策

集團繼續於財務及資金管理中採納審慎及保守的庫務政策。集團定期審閱其流動資金及財務資源，從以降低融資成本，並提高財務資產的回報。集團一般將現金作港幣及美元短期存款。

資本承擔

截至二零零八年六月三十日止年度內，集團向西綫合營企業注資共港幣5.87億元，以發展西綫 II 期。於二零零八年六月三十日，集團承擔西綫合營企業未投入之資本(總資本佔總投資額人民幣49億元的35%)人民幣9,600萬元(二零零七年：人民幣6.83億元)。

於二零零八年六月三十日，集團已同意向西綫合營企業注資(總資本佔總投資額人民幣32.6億元的35%)。人民幣5.705億元(二零零七年：人民幣5.705億元)，以發展西綫 III 期，惟須待中國有關部門批准。

於結算日後，集團與西綫合營企業中國夥伴簽訂修訂協議。於二零零八年九月二日，集團與西綫合營企業中國夥伴就西綫 III 期簽訂修訂協議，將二零零五年西綫 III 期修訂協議擬定之總投資額人民幣32.6億元調整至人民幣56億元(「二零零八年西綫 III 期修訂協議」，將有效取代二零零五年西綫 III 期修訂協議)，惟須待公司股東、合和實業有限公司股東及中國有關部門批准。總投資額調整部份的35%資金來源自西綫合營企業增加註冊資本人民幣19.6億元，由集團與西綫合營中國夥伴各自承擔一半。集團將承擔西綫合營企業調整後總註冊資本中的人民幣9.8億元，用於西綫 III 期之發展，以取代二零零五年西綫 III 期修訂協議擬定之人民幣5.705億元。

於二零零八年九月二日，集團與西綫合營企業中國夥伴訂立修訂協議，將西綫 II 期之總投資額增加人民幣23億元至人民幣72億元，惟須待公司股東、合和實業有限公司股東及中國有關部門批准。總投資額增加部份的35%來自西綫合營企業增加註冊資本人民幣8.05億元，由集團與西綫合營企業中國夥伴各自承擔一半。集團將額外承擔向西綫合營企業注資人民幣4.025億元，用於西綫 II 期之發展。

上述詳情載於公司與合和實業有限公司於二零零八年九月二日之聯合公佈。

目前，集團計劃於二零一零年及二零一一年六月三十日之前按比例35%及65%注資西綫 III 期共人民幣9.8億元。此外，集團目前計劃於二零一零年六月三十日之前向西綫 II 期額外注資其增加的註冊資本。

於二零零八年六月三十日，廣深高速公路合營企業及西綫合營企業購買物業及設備、及建設西綫 II 期之已簽約但未撥備之未償付承擔，集團按比例分佔合共港幣16.58億元(二零零七年：廣深高速公路合營企業、環城公路合營企業及西綫合營企業共港幣14.26億元)。

資產抵押

於二零零八年六月三十日，集團合營企業之部份資產已抵押予銀行，以獲取合營企業之一般銀行貸款融資。該等資產的賬面金額分析如下：

	於六月三十日	
	二零零七年 港幣百萬元	**二零零八年 港幣百萬元**
收費高速公路	6,973	**7,136**
預付租金	85	**90**
銀行結餘及存款	393	**235**
其他資產	231	**374**
	7,682	**7,835**

於二零零七年六月三十日，廣深高速公路合營企業之路費徵收權、西綫I期65%的路費徵收權及環城公路合營企業90%之路費徵收權已抵押予銀行，以獲取授予各個合營企業之一般銀行貸款融資。於二零零八年六月三十日，廣深高速公路合營企業之路費徵收權及西綫I期65%之路費徵收權抵押予銀行，以獲取授予各個合營企業之一般銀行貸款融資。

或然負債

於二零零八年六月三十日，集團自二零零七年六月三十日之或然負債，並無重大變更。

重大收購或出售

截至二零零八年六月三十日止年度內，集團與環城公路合營企業中國夥伴簽訂協議，以代價人民幣17.1255億元出售集團於環城公路合營企業全部45%權益及其他權利、責任及義務。

除上述披露外，年內公司概無對其附屬公司及聯營公司作出重大收購或出售。

企業管治守則

公司沿用審慎管理守則，以確保符合企業管治及企業責任之原則。董事會深信此承諾能長遠地提升股東價值。董事會已制訂企業管治程序，以遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之企業管治常規守則(「企業管治守則」)中之要求。於二零零八年六月三十日之年度內，公司已遵守企業管治守則內載列之所有守則條文。

董事會

公司透過董事會運作管理，董事會現時成員包括八位執行董事(並包括主席)及一位替代董事以及四位獨立非執行董事。各董事之姓名、履歷資料及彼此間之關係(如有)，已載列於本年報第10頁至第13頁內。

董事會負責制訂策略性方針及政策，以及監督集團運作。董事會保留對某些職務的權利，當中包括：監察及審批重大交易、涉及主要股東或公司董事利益衝突之事宜、批准中期及全年業績、對公眾或監管機構披露之其他資料、以及內部監控體制；有關該等事宜必須由董事會決定。其他非特定保留之董事會職務以及有關公司日常運作之事務，則在個別董事之監督及董事總經理領導下委派管理層處理。

董事會已商定程序，讓董事按合理要求，可在適當之情況下尋求獨立專業意見，費用由公司支付。

於年內，胡應湘爵士擔任董事會主席，負責領導及管理董事會。其角色與董事總經理有所區分。董事總經理胡文新先生(胡應湘爵士之兒子)負責管理公司日常業務。主席與董事總經理之職責分工已清楚界定，並以書面列載。

獨立非執行董事是根據所需之技能和經驗而挑選，為董事會提供獨立元素，並作出獨立判斷。最少一名獨立非執行董事已具備上市規則第3.10條所載列之適當專業資格或適當之會計或相關之財務管理專長。董事會已收到各獨立

非執行董事每年有關其獨立性之書面確認，所有獨立非執行董事亦符合上市規則第3.13條所指之獨立性。

根據公司之組織章程細則規定，所有新委任董事之任期為至彼獲委任後之下一個股東大會，惟彼等符合資格膺選連任。每一位董事均須按照公司組織章程細則之條文，於(一)上一次獲董事會委任、(二)上一次選任或(三)上一次重選連任後之第三年於股東週年大會結束時退任，惟彼等符合資格膺選連任。所有獨立非執行董事之委任期定為三年，並須依章退任及最少三年一次重選連任。

董事會定期檢討獲委任為董事之繼任人計劃，以及董事會之架構、人數及組成。假若董事會經考慮後認為需委任新董事，董事會將編製適當委任條件，包括(如適用)：背景、經驗、專業技能、個人質素及可承擔公司事務責任之能力等。至於獨立非執行董事，則需符合不時於上市規則內所列載之獨立性要求。新董事委任一般由主席及／或董事總經理提名，並必須獲得董事會之批准。如有需要，亦會聘請外聘顧問，從而揀選更多不同類別之潛在候選者。於年內，葉毓強先生獲委任為公司之獨立非執行董事，於二零零七年八月十三日生效。基於其他商務繁重，葉先生已辭任公司之獨立非執行董事，於二零零八年二月二十九日生效。於二零零八年五月七日，梅大強先生獲委任為莫仲達先生(公司之執行董事)之替代董事。新委任之董事將接獲就職手冊，以了解集團之資料與及在上市規則及適用之法例規定下作為上市公司董事之職責。

公司已安排適當保險，使董事及職員面對法律訴訟時有所保障。

董事委員會

董事會於二零零四年九月成立執行董事委員會，授權負責審閱及批准公司日常業務運作及慣常業務進程。該委員會由公司所有執行董事組成。

公司亦已成立審計委員會及薪酬委員會，客觀地處理下列特定事項，為所有股東謀取利益。除薪酬委員會之主席外，該兩個董事委員會之所有成員均為獨立非執行董事。

	審計委員會	*薪酬委員會*
委員會成員	藍利益先生*（主席） 費宗澄先生* 中原紘二郎先生* 葉毓強先生* （於二零零七年八月十三日獲委任，並於二零零八年二月二十九日離任）	何炳章先生#（主席） 藍利益先生* 嚴震銘博士*
主要職責及功能	• 考慮外聘核數師之委任及其獨立性。 • 檢討及監督集團財務申報程序、內部監控及遵從規定。 • 在呈交董事會前，審閱及監督中期及全年財務報告表。	• 協助董事會制訂及管理有關公司董事及高級行政人員薪酬之制訂政策及程序。
於年內實行之工作	• 考慮及批准聘請外聘核數師之條款包括審計費用。 • 審閱截至二零零七年六月三十日止年度之財務報告表及二零零七年十二月三十一日止六個月之中期財務報告表。 • 檢討內部審計部門工作及評定集團內部監控系統之表現。	• 檢討花紅並向董事會作出建議。 • 檢討年內之董事袍金。

 # 執行董事
** 獨立非執行董事*

會議出席率

回顧年度，各董事於董事會會議、審計委員會會議、薪酬委員會會議及股東週年大會之出席紀錄如下：

	會議出席次數／舉行次數			
	董事會會議	審計委員會會議	薪酬委員會會議	股東週年大會
會議舉行次數	4	2	3	1
執行董事				
胡應湘爵士GBS, KCMG, FICE *（主席）*	4 / 4	不適用	不適用	1 / 1
何炳章先生 *（薪酬委員會主席）*	4 / 4	不適用	3 / 3	1 / 1
胡文新先生	3 / 4	不適用	不適用	1 / 1
陳志鴻先生	4 / 4	不適用	不適用	1 / 1
梁國基工程師	4 / 4	不適用	不適用	1 / 1
黃禮佳先生	4 / 4	不適用	不適用	0 / 1
賈呈會先生	4 / 4	不適用	不適用	1 / 1
莫仲達先生	4 / 4	不適用	不適用	1 / 1
梅大強先生	附註	不適用	不適用	附註
獨立非執行董事				
費宗澄先生	4 / 4	2 / 2	不適用	1 / 1
中原紘二郎先生	4 / 4	2 / 2	不適用	1 / 1
藍利益先生 *（審計委員會主席）*	4 / 4	2 / 2	3 / 3	1 / 1
嚴震銘博士	4 / 4	不適用	3 / 3	0 / 1
葉毓強先生（於二零零七年八月十三日委任，並於二零零八年二月二十九日離任）	3 / 3	2 / 2	不適用	1 / 1

附註：　梅大強先生沒有以莫仲達先生（其已親身出席所有會議）之替代董事身份出席年內舉行之董事會會議及股東週年大會。

薪酬政策

公司理解需實行具競爭性之薪酬政策，從而吸引、挽留及推動董事及高級行政人員，以達致集團之目標。執行董事之薪酬待遇包含一些固定元素：基本薪金、公積金供款及其他福利包括保險以及與其表現掛鉤之花紅、優先認股權及股份獎勵。任何董事不得參與訂定其本人之薪酬。

執行董事薪酬之固定元素將會每年檢討，並會考慮其他因素如工作性質、職責、經驗、個人表現及市場普遍之薪酬趨勢。本財政年度董事袍金已於二零零七年十月四日舉行之上次公司股東週年大會上批准。

證券交易

公司已採納列載於上市規則附錄十有關上市公司董事進行證券交易之標準守則(「標準守則」)作為公司董事及可能擁有未公開股價敏感資料之有關僱員進行證券交易之標準守則。經過特定查詢後，所有董事已確認於年內已全面遵守標準守則之規定。

財務報告

董事會明白其編製集團財務報告表之責任。董事會認為集團在可預期之將來有足夠資源以繼續業務，並不察覺有重大不明朗事件可能會嚴重影響公司持續經營之能力。

核數師發表有關其財務申報責任之聲明已載列於本年報第48頁獨立核數師報告書內。

外聘核數師

公司之外聘核數師乃德勤•關黃陳方會計師行。彼等負責審計及對年度財務報告表發出獨立意見。外聘核數師之獨立性受審計委員會所監督，審計委員會亦負責向董事會建議外聘核數師之聘請以及批准聘請彼等之條件包括其費用。除對年度財務報告表作出法定審計外，德勤•關黃陳方會計師行亦獲聘用為公司截至二零零七年十二月三十一日止六個月中期財務報告作出審閱，並就稅務合規及有關事宜提出意見。

此外，根據上市規則第14A.38條，董事會委任公司之核數師就董事會報告書所載「關連交易」一節中與廣東南粵物流公司之持續關連交易執行若干之協定程式。核數師已經向董事會報告(i)物料物流服務(定義見董事會報告書所載「關連交易」一節內)交易已獲得本公司董事會批准，(ii)截至二零零八年六月三十日止年度，物料物流服務費用並未超過本公司與合和實業於二零零七年六月一日作出之聯合公佈內所披露之年度限額人民幣22,000,000元，以及(iii)核數師所選物料物流服務費用之樣品數額乃根據規管該等關連交易之協議計算。

截至二零零八年六月三十日止年度，集團付予外聘核數師有關審計及非審計服務之費用(包括集團按比例分佔由共同控制個體支付之費用)如下：

	港幣(千元)
審計服務	2,086
非審計服務：	
稅務及顧問服務	40
其他	388
	2,514

內部監控

董事會認為穩健之內部監控系統能帶來有效及高效率之營運操作，提供可靠之財務申報，確保集團遵守有關法例及規定，並協助董事會管理達到業務目標之風險。

集團之內部監控程序包括詳盡匯報系統用作向各業務單位部門主管及執行董事報告資料。

每年度各業務單位管理層均制訂業務計劃及財務預算，並交由執行董事作審閱及批准。業務計劃及財務預算會按每季作出檢討，以量度實際表現與財務預算之比較。當制定財務預算及預測時，管理層識別、評估及報告重大業務風險之可能性及潛在財務影響。集團已確立不同指引及程序，以批核及控制營運開支、資本支出、非預算開支及收購等。

執行董事每月審核各單位在管理報告上之財務業績及重要營運數據，並與各業務單位高級管理層及財務小組召開定期會議，以檢討管理報告、商討在財政預算、預測及市場狀況下之業務表現，並提出與會計及財務有關之事宜。

董事會負責集團之內部監控系統，並透過審計委員會檢討其效用。集團內部監控之評估經由內部審計部門一直獨立處理。內部審計部門每年至少向審計委員會匯報兩次有關內部監控之重要發現。

在回顧年度內，董事會已透過審計委員會檢討集團內部監控系統之有效性。

投資者關係

有效地與投資者及股東溝通是非常重要，因為藉此可讓投資者及股東更清楚了解本公司的營運及未來動向。有見及此，公司十分重視投資者關係。透過不同渠道嚴謹地按相關的要求準時及準確地發放企業資訊。有關資訊包括公司中期報告、年報、公司公告及新聞發佈等，可於本公司網頁 www.hopewellhighway.com瀏覽。於回顧年度內，公司透過定期與分析員及投資者的會面及電話會議，使他們對公司的業務有更深的認識。此外，通過積極參與各種投資會議，投資者可與公司的高層管理人員交換意見，進一步了解公司的最新發展。

公司網頁是發展投資者關係的一個重要平台。公司收費公路的每月交通流量及路費收入的資料，均會迅速及準確地發佈於公司網頁。除公司公告、新聞發佈、中期報告及年報外，公司收費公路項目的資料及業績展示，亦可於公司的網頁瀏覽。

由於主動與投資界交流可以令投資者及股東掌握公司的最新動向，公司將繼續著重投資者關係的發展。透過此有效的溝通橋樑，將有助公司提高股東價值。

董事會同寅謹將公司及集團截至二零零八年六月三十日止年度之業務報告及經審核之財務報表呈覽。

主要業務

集團之主要業務為透過其於中國成立之共同控制個體在中國倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關基建項目。公司之主要業務為投資控股。

業績

集團截至二零零八年六月三十日止年度之業績載於第49頁之綜合收益表內。

股息

董事會建議派發末期股息每股港幣13仙(二零零七年：港幣20仙)及特別末期股息每股港幣28仙(二零零七年：零)，連同已於二零零八年三月二十六日派發之中期股息每股港幣17仙(二零零七年：15仙)及特別中期股息每股港幣7仙(二零零七年：零)，全年股息總額為每股港幣65仙(二零零七年：港幣35仙)。

主要項目及事項

有關集團主要項目之詳情及本年度發生之重要事項，已詳列於第16頁至第27頁之「業務回顧」內。

股本

本年度公司之股本詳情載列於綜合財務報表附註23。

儲備金

本年度集團儲備金之變動詳情載列於綜合權益變動表及綜合財務報表附註24。

固定資產

本年度集團之物業及設備之變動載列於綜合財務報表附註15。

主要客戶及供應商

集團之主要業務為於中國倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關基建項目，就其業務性質而言，並無主要客戶及供應商。

購回、出售或贖回股份

於年內，公司或其任何附屬公司並無購回、出售或贖回公司之證券。

董事及高級行政人員

於本報告日，在職董事芳名及簡介載於本年報內第10頁至第13頁。年內及直至本報告日止之董事變更載列如下：

葉毓強先生	(於二零零七年八月十三日獲委任，於二零零八年二月二十九日離任)
梅大強先生(莫仲達先生之替代董事)	(於二零零八年五月七日獲委任)

根據公司之章程細則，梁國基工程師、黃禮佳先生、賈呈會先生、莫仲達先生及中原紘二郎先生於即將召開之股東週年大會上輪值告退。除黃禮佳先生不膺選連任，其餘退任董事符合資格重選，並願膺選連任。

集團各項業務分別由執行董事管轄，故各執行董事則被視為集團之高級行政人員。

合資格會計師

梁覺強先生，45歲，為合資格會計師，於二零零四年九月加入公司並出任財務總監。彼負責監察集團之財務管理及會計工作。彼獲香港城市大學頒授會計學學士學位及清華大學頒授法律學士學位，並為香港會計師公會及特許公認會計師公會資深會員，以及英格蘭及威爾斯特許會計師公會會員。

董事於重要合約之利益

於本年度終結日或年內任何時間，公司或其任何附屬公司概無訂立與公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債權證之權益

於二零零八年六月三十日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據上市公司董事進行證券交易之標準守則(「標準守則」)而須通知公司及香港聯合交易所有限公司(「聯交所」)，本公司各名董事及最高行政人員於公司或公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 本公司 (i)

	股份						
董事	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益 (ii)（受控制公司擁有之權益）	其他權益	獎授股份 (iv)	總權益	佔已發行股本之百分比
胡應湘爵士	6,249,402	2,491,000	10,124,999	3,068,000 (iii)	–	21,933,401	0.74%
何炳章	1,824,046	136,554	205,000	–	–	2,165,600	0.07%
胡文新	5,797,000	–	82,000	–	–	5,879,000	0.20%
陳志鴻	280,000	–	–	–	140,000	420,000	0.01%
梁國基	200,000	–	–	–	100,000	300,000	0.01%
中原紘二郎	1,067	–	–	–	–	1,067	0.00%
賈呈會	200,000	–	–	–	100,000	300,000	0.01%

附註：

(i) *於公司之所有股份之權益均為長倉。各名董事或最高行政人員概無持有任何公司之股份之淡倉。*

(ii) *此等公司權益乃由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。*

(iii) *其他權益3,068,000股股份乃由胡應湘爵士(「胡爵士」)及胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。*

(iv) *獎授股份之權益為董事在二零零七年一月二十五日所採納之公司僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：*

董事	獎授日期	獎授股份之數目	歸屬日期
陳志鴻	25/01/2007	140,000	25/01/2009
梁國基	25/01/2007	100,000	25/01/2009
賈呈會	25/01/2007	100,000	25/01/2009

(B) 相聯法團

合和實業有限公司(「合和實業」)

董事	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益⁽ⁱ⁾（受控制公司擁有之權益）	其他權益⁽ⁱⁱ⁾	合和實業優先認股權⁽ⁱⁱⁱ⁾	獎授股份⁽ⁱᵛ⁾	總權益	佔已發行股本之百份比
	合和實業股份							
胡應湘爵士	74,683,032	21,910,000	111,250,000	30,680,000	–	–	238,523,032	26.73%
何炳章	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.19%
胡文新	27,840,000	–	820,000	–	–	–	28,660,000	3.21%
陳志鴻	585,000	–	–	–	–	–	585,000	0.07%
藍利益	90,000	–	–	–	–	–	90,000	0.01%
中原紘二郎	10,671	–	–	–	–	–	10,671	0.00%
賈呈會	241,000	–	–	–	–	–	241,000	0.03%
莫仲達	350,000	–	–	–	1,900,000	50,000	2,300,000	0.26%
梅大強	–	–	–	–	240,000	–	240,000	0.03%

附註：

(i) 此等合和實業股份為公司權益，乃由一間公司實益擁有，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(ii) 其他權益30,680,000股合和實業股份乃胡爵士及胡爵士夫人共同持有之權益。

(iii) 此等合和實業優先認股權之權益，乃合和實業根據其於二零零三年十一月一日採納之優先認股權計劃授出可認購合和實業股份之合和實業優先認股權，其詳情如下：

董事	授出日期	行使價（港幣）	尚未行使之優先認股權數目	行使期
莫仲達	02/09/2005	19.94	1,900,000	02/03/2006 – 01/03/2009
梅大強	15/11/2007	36.10	240,000	01/12/2008 – 30/11/2014

(iv) 獎授股份之權益為董事在二零零七年一月二十五日所採納之合和實業僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	獎授日期	獎授股份之數目	歸屬日期
莫仲達	25/01/2007	50,000	25/01/2009

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為長倉。

除上述所披露外，於二零零八年六月三十日，公司各名董事或最高行政人員概無持有公司相聯法團之任何股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條載錄於公司存置之登記冊內者，或根據標準守則規定須通知公司及聯交所。

退休及公積金計劃

為遵守強制性公積金計劃(「強積金」)條例之法定要求，集團已成立強積金計劃。僱主及僱員須各自就該等計劃作出相等於僱員每月有關

收入之5%供款，而有關收入之上限為每月港幣20,000元。集團於年內就強積金計劃所作出之供款合共約港幣440,000元。

優先認股權

(A) 本公司之優先認股權計劃(「優先認股權計劃」)是由當時公司之唯一股東於二零零三年七月十六日以書面決議案批准，並經合和實業之股東於二零零三年七月十六日舉行之股東特別大會上批准。優先認股權計劃將於二零一三年七月十五日屆滿。優先認股權計劃之主要條款摘要載列於以下(B)段。

(B) 優先認股權計劃旨在以一個靈活之方式，讓公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益或就董事會可不時批准之該等其他目的。參與者包括(i)集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員；(ii)由集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)公司任何最高行政人員或主要股東；(v)公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)公司主要股東之任何僱員。

在優先認股權計劃下，公司因行使根據公司之優先認股權計劃及任何其他優先認股權計劃將予授出之所有優先認股權而可能將予發行之股份總數，除獲取股東之重新批准外，合共不得超過緊隨售股完成後已發行股份總數之10%。在優先認股權計劃下，任何一名參與者之最高配額，是指於任何十二個月期間內不得超過公司已發行股本之1%。於本報告日，根據優先認股權計劃可予發行之股份總數為合共276,560,000股（佔公司已發行股本之9.3% ）。

優先認股權可予行使之期限將由公司董事會絕對酌情釐定，惟優先認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出優先認股權時發出之授予函內訂明外，在行使優先認股權前，並無對持有優先認股權設下最短期限。優先認股權須於授出日期後28天內接納。接納優先認股權時須支付之款項為港幣1元。認購股份之行使價須於行使優先認股權時全數繳足。

優先認股權之行使價為公司董事會於授出有關優先認股權時可絕對酌情釐定之價格，並須通知參與者，惟行使價不得少於(a)股份於接納建議之日(或倘該日期並非一營業日，則為下一個營業日(「授出日期」))之收市價(以聯交所日報表所載為準)；(b)股份於緊接授出日期前五個營業日之平均收市價(以聯交所日報表所載為準)；及(c)公司每股股份之面值(以最高者為準)。

(C) 截至二零零八年六月三十日止年度內，優先認股權計劃下之優先認股權變動詳情如下：

	授出日期	行使價 (港幣)	優先認股權數目 於二零零七年七月一日尚未行使	於年內授出	於年內行使	於年內屆滿	於二零零八年六月三十日尚未行使	行使期	於年內緊接認股權授出日期之前之收市價 (港幣)
僱員	17/10/2006	5.858	6,200,000	–	152,000	1,120,000	4,928,000	01/12/2007-30/11/2013	不適用
僱員	19/11/2007	6.746	–	760,000	–	–	760,000	01/12/2008-30/11/2014	6.500
合共			6,200,000	760,000	152,000	1,120,000	5,688,000		

於年內，並無優先認股權被註銷。

於年內，緊接公司之僱員行使優先認股權日期之前之股份加權平均收市價為港幣6.64元。

於二零零六年十月十七日及二零零七年十一月十九日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	行使期限
於二零零六年十月十七日	
授出優先認股權之20%	01/12/2007 - 30/11/2008
授出優先認股權之40%*	01/12/2008 - 30/11/2009
授出優先認股權之60%*	01/12/2009 - 30/11/2010
授出優先認股權之80%*	01/12/2010 - 30/11/2011
授出優先認股權之100%*	01/12/2011 - 30/11/2013
於二零零七年十一月十九日	
授出優先認股權之20%	01/12/2008 - 30/11/2009
授出優先認股權之40%*	01/12/2009 - 30/11/2010
授出優先認股權之60%*	01/12/2010 - 30/11/2011
授出優先認股權之80%*	01/12/2011 - 30/11/2012
授出優先認股權之100%*	01/12/2012 - 30/11/2014

* *包括尚未行使之優先認股權*

按二項式期權定價模式計算，於年內授出每股行使價港幣6.746元之優先認股權在授出當日之公平價值估計為港幣705,000元。其價值乃按照授出當日之股價每股港幣6.55元、公司股價歷史波動比率23.83%（乃根據公司上市日期至二零零七年十一月十九日止過往五年公司每星期之股價波動而計算）、預計優先認股權之年期7.03年、預計股息回報率5.78%，以及參考七年期外匯基金債券之無風險回報率3.33%而估計。

優先認股權的公平價值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。

公司之股份獎勵

(A) 公司董事會於二零零七年一月二十五日（「採納日期」）採納股份獎勵計劃（「獎勵計劃」）。除非董事會提早終止，否則獎勵計劃自採納日期起計十五年內有效，惟自採納日期第十週年之日起，公司不得再授出任何獎勵。獎勵計劃之部份主要條款概要載於下文(B)段。

(B) 獎勵計劃之目的在於表揚集團若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵,務求挽留彼等繼續為集團之持續營運及發展效力,並吸引合適人才加入以進一步推動集團之發展。

在獎勵計劃下,董事會(或倘有關獲選僱員為公司之董事,則為薪酬委員會)可不時按其絕對酌情權及在按其認為適當之該等條款及條件所規限下,揀選僱員參與該計劃,並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據該計劃獎授所涉及之股份總數(但不包括已失效或已遭沒收之任何股份)合共佔於該授出股份日期公司已發行股本超過10%。

(C) 回顧年內獎勵計劃下獎授股份之變動詳情載列如下:

歸屬日期	於二零零七年七月一日尚未歸屬	期內變動 已獎授	已歸屬	已失效	於二零零八年六月三十日尚未歸屬
董事					
25/01/2008	340,000	—	340,000	—	—
25/01/2009	340,000	—	—	—	340,000
僱員					
25/01/2008	40,000	—	40,000	—	—
25/01/2009	40,000	—	—	—	40,000
合共	760,000	—	380,000	—	380,000
加權平均公平值	港幣5.94元	—	港幣6.21元	—	港幣5.94元

(D) 於回顧年內,根據獎勵計劃信託持有之股份已收取達港幣152,000元之股息收入,並將構成該信託之信託基金之一部份。經考慮公司董事會薪酬委員會之推薦建議後,受託人可隨時全權酌情決定動用該等現金購買公司股份,該等股份將成為獎勵計劃之退回股份(即根據獎勵計劃條款並未歸屬之獎授股份(不論是否因為已失效或其他理由)),而受托人應酌情就集團一名或以上僱員之利益持有該等股份,或可動用該等現金向公司支付有關該計劃之設立及行政上之費用、成本及開支或將該等現金退回公司。

收購股份或債券之安排

除於上文標題為「優先認股權」及「公司之股份獎勵」所披露者外,公司或其任何附屬公司於截至二零零八年六月三十日止年度內概無參與任何安排,使公司各董事得以藉購入公司或任何其他公司之股份或債券而獲益。此外,董事、其配偶及其18歲以下之子女並無權利認購公司之證券及行使此權利。

董事薪酬

董事酬金乃由股東於股東週年大會上釐定，而董事之其他報酬則由董事會根據市場慣常做法、公司薪酬政策、董事於集團內之職責及對集團之貢獻而釐定。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與公司或其任何附屬公司均沒有訂明任何不可由該僱任公司於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。公司之所有獨立非執行董事均受聘於固定任期，惟須依公司之組織章程細則規定於公司股東週年大會上輪值告退及膺選連任。

管理合約

於年內或本年度終結日，公司概無簽訂或存在有關管理或經營公司全部或任何主要部份業務之重要合約。

主要股東

於二零零八年六月三十日，就各董事所知，持有公司股份及相關股份權益之股東（本公司董事及最高行政人員除外），按證券及期貨條例第336條之規定均須載錄於公司存置之登記冊內者，其詳情如下：

名稱	身份	股份數目（公司權益）	佔已發行股本之百分比
Anber Investments Limited	實益擁有	2,160,000,000 [A]	72.72%
Delta Roads Limited	受控制公司擁有之權益	2,160,000,000 [A]	72.72%
Dover Hills Investments Limited	受控制公司擁有之權益	2,160,000,000 [A]	72.72%
Supreme Choice Investments Limited	受控制公司擁有之權益	2,160,000,000 [A]	72.72%
合和實業有限公司	受控制公司擁有之權益及實益擁有 [B]	2,168,812,500 [B]	73.01%
Commonwealth Bank of Australia	受控制公司擁有之權益	148,412,100	5.00%

附註：

(A) 2,160,000,000股股份由Delta Roads Limited（「Delta」）全資擁有之Anber Investments Limited（「Anber」）持有，而Delta則由Dover Hills Investments Limited（「Dover」）全資擁有。Dover亦為Supreme Choice Investments Limited（「Supreme」）之全資擁有公司，而Supreme則由合和實業有限公司全資擁有。Anber、Delta、Dover、Supreme及合和實業所持有之2,160,000,000股股份權益為同一批股份及均為長倉。根據證券及期貨條例，彼此之權益均被視為對方之權益。

(B) 8,812,500股股份為實益擁有，其餘2,160,000,000股股份是透過上述附註(A)受控制公司所擁有之權益。

除上述所披露外，於二零零八年六月三十日，本公司概無接獲通知佔公司之已發行股本5%或以上之任何其他權益或淡倉而須按證券及期貨條例第336條載錄於登記冊內。

優先購買權

公司之組織章程細則或開曼群島之法例並無優先購買權之條款，致使公司須按比例向現有股東提呈發售新股。

確認獨立性

公司已收到各獨立非執行董事根據上市規則第3.13條就每年有關其獨立性之確認函，並仍然認為有關董事確屬獨立人士。

關連交易

(A) 與南粵之管理協議

於二零零七年六月一日，廣東廣珠西綫高速公路有限公司(「西綫合營企業」)與其中方夥伴之附屬公司 — 廣東南粵物流股份有限公司(「南粵」)訂立管理協議(「該管理協議」)。

根據該管理協議，南粵向西綫合營企業提供物料物流服務，包括西綫 II 期項目主要建築物料之規劃、採購及物流管理(「物料物流服務」)。南粵獲委任之年期由簽署該協議日期起計為期三年或直至完成物料供應、支付全部物料費用及經由西綫合營企業有關部門審核後(以較早日期為準)屆滿，並可按雙方協定之方式將南粵之任期延長。該管理協議將於南粵之委任年期結束及擔保期(即西綫 II 期項目竣工後24個月)屆滿後終止。服務費為西綫 II 期項目供應物料費用之2.5%，而服務費(已扣減5%保證費後)須按季度支付，該筆保證費將於管理協議之年期屆滿後不計利息退還予南粵。南粵須向有關物料供應商採購物料及將物料供應予獲西綫合營企業委任興建西綫 II 期項目之承建商(「建設工程承建商」)。物料費用應由南粵支付予建設工程承建商。倘若有關物料供應商未能按時供應物料，在獲西綫合營企業批准下，南粵可採取所需行動以恢復西綫 II 期項目之物料供應，包括動用本身之物料存貨或另行採購物料。

根據公司與聯交所簽訂之上市協議及合和實業於二零零三年八月七日致聯交所之函件，即由集團共同控制以經營收費公路項目之中外合作經營企業 — 西綫合營企業，就當時生效之上市規則第14章(自上市規則之修訂於二零零四年三月三十一日生效後該章細分為第14章及第14A章)而言，被視為公司及合和實業之附屬公司。西綫合營企業之有關中方夥伴現時擁有西綫合營企業及廣深珠高速公路有限公司(由西綫中方夥伴及公司一間附屬公司成立之中外合作經營企業)各自之50%權益，因此就上市規則第14A章而言，被視為公司及合和實業之關連人士。

於截至二零零八年六月三十日止年度，根據該管理協議就南粵提供之物料物流服務已付及應付之服務費為人民幣11,700,000元(二零零七年：無)。

本公司之獨立非執行董事已審閱及確認，自管理協議開始及截至二零零八年六月三十日止財政年度，由南粵提供之物料物流服務乃於本集團之一般及日常業務過程中訂立，屬一般商業條款，且符合管理協議，而其條款乃屬公平合理及符合本公司股東之整體利益。

本公司核數師就上述持續關連交易作出之確認於企業管治報告之「外聘核數師」一節內提述。

(B) 出售合和環穗

於二零零七年八月九日，公司之全資附屬公司與廣州東南西環合營企業之其一合營企業夥伴訂立協議，以出售其所有權益，包括廣州東南西環合營企業之權利、責任及義務，代價為人民幣1,712,550,000元。該項交易已於二零零七年九月完成，並為集團帶來港幣974,000,000元(除税前)之出售盈利。根據上述公司與聯交所訂立之上市協議及合和實業於二零零三年八月七日致聯交所之函件，就現行上市規則第14章及第14A章而言，廣州東南西環合營企業亦被視為公司及合和實業之附屬公司，而由於買方現擁有該合營企業之10%權益，因此就上市規則第14A章而言，被視為公司及合和實業之關連人士。

公眾持股量

於本報告日，根據以公開途徑取得可提供予公司之資料及就董事所知，公司之已發行股份根據上市規則之規定須有足夠並超過25%之公眾持股量。

上市規則第13.18章下之披露

根據公司之全資附屬公司簽訂一份貸款協議，一項總額為港幣3,600,000,000元之貸款，由二零零五年十月十三日起計為期五年。倘若公司在任何時間不再屬合和實業之附屬公司，則將會構成違約。

核數師

續聘德勤•關黃陳方會計師行為公司核數師之決議案將於即將舉行之股東週年大會上提呈。

承董事會命

胡應湘爵士 GBS, KCMG, FICE
主席
香港，二零零八年九月十日

獨立核數師報告

Deloitte.
德勤

致合和公路基建有限公司各股東
(於開曼群島註冊成立之有限公司)

本核數師(以下簡稱「本行」)已審核載於第49頁至第91頁之合和公路基建有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表,其中包括於二零零八年六月三十日之綜合資產負債表與截至該日止年度的綜合收益表、綜合權益變動表及綜合現金流量表,以及主要會計政策概要及其他註釋。

董事就綜合財務報表須承擔之責任

貴公司董事須負責按照國際財務報告準則及香港公司條例之披露要求,編製及真實與公平地呈報上述綜合財務報表。該責任包括設計、實施及維持與編製及真實與公平地呈報綜合財務報表相關之內部監控,以使綜合財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述;選擇及應用適當之會計政策;以及在有關情況下作出屬合理之會計估計。

核數師之責任

本行之責任是根據本行審核工作之結果,對該等綜合財務報表發表意見,並將此意見僅向股東(作為法人)報告,而不作其他用途。本行不對任何其他人士就本報告內容負責或承擔責任。本行乃按照香港會計師公會頒佈之香港審計準則進行審核工作。該等準則規定,本行須按照道德操守規定規劃及進行審核工作,以合理確定綜合財務報表是否不存有任何重大錯誤陳述。

審核工作涉及獲取綜合財務報表所載金額及披露資料之審核憑證之執行程式。所選用之程式取決於核數師之判斷,包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述之風險。在評估該等風險時,核數師會考慮與有關公司編製及真實與公平地呈報綜合財務報表相關之內部監控,以設計在有關情況下屬適當之審核程序,但並非為對公司之內部監控之效能發表意見。審核工作亦包括評價董事所採用之會計政策之合適性及所作出之會計估計之合理性,以及評價綜合財務報表之整體呈報方式。

本行相信,本行所獲得呈審核憑證已充分並適當地為本行下列之審核意見建立了基礎。

意見

本行認為,綜合財務報表均按照國際財務報告準則真實與公正地反映　貴集團於二零零八年六月三十日之財務狀況及　貴集團截至該日止年度之溢利及現金流量,並已按照香港公司條例之披露要求妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零八年九月十日

綜合收益表

	附註	二零零七年 港幣千元	二零零八年 港幣千元
營業額	5	2,026,215	**1,716,797**
其他收入及其他費用	6	584,627	**675,510**
收費公路營運費用		(134,876)	**(163,099)**
折舊及攤銷費用		(381,324)	**(354,728)**
一般及行政費用		(105,895)	**(134,097)**
財務成本	7	(459,724)	**(252,374)**
出售一間共同控制個體盈利	8	—	**973,594**
除税前溢利		1,529,023	**2,461,603**
所得税支出	9	(155,019)	**(445,993)**
年內溢利	10	1,374,004	**2,015,610**
撥歸：			
公司股權持有人		1,348,531	**1,997,067**
少數股東權益		25,473	**18,543**
年內溢利		1,374,004	**2,015,610**
已付股息	12	950,022	**1,306,980**
		港仙	港仙
每股溢利	13		
基本		45.45	**67.25**
攤薄後		45.43	**67.22**

綜合資產負債表

於二零零八年六月三十日

	附註	二零零七年 港幣千元	二零零八年 港幣千元
資產			
非流動資產			
物業及設備	15	10,203,577	**9,394,586**
於共同控制個體之額外投資成本	16	1,705,738	**1,113,375**
發展中收費高速公路項目之額外投資成本	18	49,631	**53,903**
預付租金	19	125,714	**133,696**
與共同控制個體之結餘	20	806,231	**530,645**
		12,890,891	**11,226,205**
流動資產			
存貨		2,845	**2,052**
按金及預付款項		27,938	**17,212**
其他應收款	21	62,944	**78,477**
其他應收一間合營企業夥伴之款項	21	87,036	**—**
其他應收一間共同控制個體之款項	21	—	**11,714**
預付租金	19	4,846	**5,371**
已抵押銀行結餘及存款	22	392,854	**235,265**
銀行結餘及現金	22		
一集團		3,904,064	**5,997,274**
一共同控制個體		51,121	**4,865**
		4,533,648	**6,352,230**
資產總額		17,424,539	**17,578,435**

綜合資產負債表（續）

	附註	二零零七年 港幣千元	**二零零八年** **港幣千元**
股東權益及負債			
資本及儲備			
股本	23	297,033	**297,048**
股份溢價及儲備	24	10,598,062	**11,389,308**
公司股權持有人應佔權益		10,895,095	**11,686,356**
少數股東權益		44,383	**50,718**
權益總額		10,939,478	**11,737,074**
非流動負債			
其他應付款項	25	—	**55,267**
銀行及其他貸款	26	4,995,287	**4,444,077**
與合營企業夥伴之結餘	27	602,564	**360,154**
遞延税項負債	28	255,308	**295,965**
		5,853,159	**5,155,463**
流動負債			
其他應付款、預提費用及已收按金	25	257,449	**383,145**
銀行及其他貸款	26	219,776	**267,109**
其他應付一間共同控制個體之款項	25	118,213	**—**
其他應付利息		7,530	**5,677**
税項負債		28,934	**29,967**
		631,902	**685,898**
負債總額		6,485,061	**5,841,361**
股東權益及負債總額		17,424,539	**17,578,435**

胡文新
董事總經理

陳志鴻
董事副總經理

綜合權益變動表

截至二零零八年六月三十日止年度

	歸於公司股權持有人										
	股本	股份溢價	中國法定儲備	換算儲備	供股份獎勵計劃認購之股份	優先認股權儲備	股份獎勵儲備	保留溢利	總計	少數股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年七月一日	294,962	7,387,916	94,716	89,834	–	–	–	2,432,751	10,300,179	35,656	10,335,835
換算於香港以外地區營運產生之匯兌收益(直接於權益確認)	–	–	–	111,281	–	–	–	–	111,281	–	111,281
年內溢利	–	–	–	–	–	–	–	1,348,531	1,348,531	25,473	1,374,004
已確認收入總額	–	–	–	111,281	–	–	–	1,348,531	1,459,812	25,473	1,485,285
行使認股權證而按溢價發行之股份	1,831	74,697	–	–	–	–	–	–	76,528	–	76,528
行使優先認股權而按溢價發行之股份	240	11,460	–	–	–	–	–	–	11,700	–	11,700
確認股本結算以股份為基礎之付款	–	–	–	–	–	1,743	9,284	–	11,027	–	11,027
就股份獎勵計劃歸屬之股份	–	–	–	–	–	–	(7,851)	(743)	(8,594)	–	(8,594)
根據股份獎勵計劃購買未歸屬股份	–	–	–	–	(5,535)	–	–	–	(5,535)	–	(5,535)
儲備金轉撥	–	–	11,637	–	–	–	–	(11,637)	–	–	–
已付截至二零零六年六月三十日止年度之末期股息	–	–	–	–	–	–	–	(504,564)	(504,564)	–	(504,564)
已付中期股息	–	–	–	–	–	–	–	(445,458)	(445,458)	–	(445,458)
已付少數股東股息	–	–	–	–	–	–	–	–	–	(16,746)	(16,746)
於二零零七年六月三十日	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	2,818,880	10,895,095	44,383	10,939,478
換算於香港以外地區營運產生之匯兌收益(直接於權益確認)	–	–	–	180,335	–	–	–	–	180,335	–	180,335
年內溢利	–	–	–	–	–	–	–	1,997,067	1,997,067	18,543	2,015,610
出售一間共同控制個體而轉撥至收益賬	–	–	–	(76,918)	–	–	–	–	(76,918)	–	(76,918)
已確認收入總額	–	–	–	103,417	–	–	–	1,997,067	2,100,484	18,543	2,119,027
一間共同控制個體之溢利分配變動	–	–	(4,254)	(3,475)	–	–	–	–	(7,729)	–	(7,729)
行使優先認股權而按溢價發行之股份	15	1,018	–	–	–	(144)	–	–	889	–	889
確認股本結算以股份為基礎之付款	–	–	–	–	–	2,126	2,471	–	4,597	–	4,597
就股份獎勵計劃歸屬之股份	–	–	–	–	2,767	–	(2,360)	(407)	–	–	–
儲備金轉撥	–	–	7,727	–	–	–	–	(7,727)	–	–	–
已付截至二零零七年六月三十日止年度之末期股息	–	–	–	–	–	–	–	(594,065)	(594,065)	–	(594,065)
已付中期股息	–	–	–	–	–	–	–	(712,915)	(712,915)	–	(712,915)
已付少數股東股息	–	–	–	–	–	–	–	–	–	(12,208)	(12,208)
於二零零八年六月三十日	297,048	7,475,091	109,826	301,057	(2,768)	3,725	1,544	3,500,833	11,686,356	50,718	11,737,074

綜合現金流量表

	附註	二零零七年 港幣千元	二零零八年 港幣千元
經營業務			
除稅前溢利		1,529,023	**2,461,603**
經調整：			
出售一間共同控制個體收益		–	**(973,594)**
利息支出、公平價值調整及估算利息增加		447,322	**280,055**
利息收入及估算利息增加		(300,391)	**(242,587)**
匯兌收益淨額		(236,339)	**(439,170)**
折舊及攤銷費用		381,324	**354,728**
以股本為基礎之付款支出		11,027	**4,597**
一應收款項減值虧損		–	**4,572**
出售物業及設備虧損(收益)		381	**(159)**
合營企業夥伴提供之貸款豁免所得之收益		(7,638)	**–**
收回一應收款項減值虧損		(10,983)	**–**
未計營運資金變動前之經營業務現金流量		1,813,726	**1,450,045**
存貨(增加)減少		(594)	**534**
存款及預付款項減少		1,530	**7,750**
其他應收款項減少(增加)		14,992	**(17,004)**
其他應付款、預提費用及已收按金增加(減少)		42,722	**(6,086)**
經營業務產生之現金		1,872,376	**1,435,239**
已付所得稅		(100,093)	**(145,104)**
根據股份獎勵計劃購買股份之付款		(14,129)	**–**
來自經營業務之現金淨額		1,758,154	**1,290,135**
投資業務			
出售一間共同控制個體產生之現金流量淨額	8	–	**1,719,912**
出售一間共同控制個體之已付稅項		–	**(132,376)**
收取額外投資成本		–	**382,722**
購買物業及設備		(618,454)	**(1,041,365)**
出售物業及設備之所得款項		211	**683**
償還向共同控制個體投入之註冊資本及借予其之貸款		416,402	**493,793**
償還由一間共同控制個體之其他應收款項		–	**24,555**
向共同控制個體投入之註冊資本的代墊款項及借予其之貸款		(89,288)	**(333,311)**
已收利息		177,394	**210,543**
(用於)來自投資業務之現金淨額		(113,735)	**1,325,156**

綜合現金流量表(續)

	二零零七年 港幣千元	二零零八年 港幣千元
融資活動		
發行股份所得款項	88,228	**889**
新增銀行及其他貸款	751,627	**1,185,983**
償還銀行及其他貸款	(275,148)	**(187,144)**
償還合營企業夥伴提供之貸款	(574,102)	**(284,075)**
合營企業夥伴投入的註冊資本及貸款	530,295	**154,348**
已付利息	(300,518)	**(256,395)**
已付股息予：		
一公司股權持有人	(950,022)	**(1,306,980)**
一附屬公司之少數股東	(16,746)	**(12,208)**
用於融資活動之現金淨額	(746,386)	**(705,582)**
現金及現金等值物增加淨額	898,033	**1,909,709**
承前現金及現金等值物	3,384,189	**4,322,389**
外匯匯率變動影響	40,167	**(7,656)**
一間共同控制個體之溢利分配變動影響	—	**(14,326)**
現金及現金等值物結轉	4,322,389	**6,210,116**
現金及現金等值物結餘分析：		
銀行結餘及現金	3,955,185	**6,002,139**
已抵押銀行結餘及存款	367,204	**207,977**
現金及現金等值物結轉	4,322,389	**6,210,116**

現金包括持有現金及活期存款。現金等值物指可隨時轉換為已知金額之短期高流動投資，所承受價值變動風險不大。

1. 一般資料

公司為一家在開曼群島註冊成立的獲豁免有限責任公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。公司之直接控股公司為Anber Investments Limited(一家在英屬處女群島註冊成立之有限公司)。公司之最終控股公司是合和實業有限公司(「合和實業」)，是一間於香港註冊成立之公眾有限責任公司，其股份亦於聯交所上市。

公司之註冊辦事處及主要營業地點於年報內公司資料一節中披露。

公司乃一間投資控股公司。其主要附屬公司及共同控制個體之主要業務詳情分別載列於附註33及17。

綜合財務報表以港幣(「港幣」)呈列，港幣亦為公司之功能貨幣。集團的共同控制個體及部份附屬公司之功能貨幣為人民幣(「人民幣」)。

2. 採納新訂及經修訂國際財務報告準則

於本年度，集團首次應用下列由國際會計準則委員會(「國際會計準則委員會」)頒佈的新訂及修訂本及詮釋(「新訂國際財務報告準則」)，並於集團截至二零零七年七月一日開始的財政年度生效。

國際會計準則第1號(修訂本)	資本披露
國際財務報告準則第7號	財務工具：披露
國際財務報告詮釋委員會第10號	中期財務報告及減值
國際財務報告詮釋委員會第11號	國際財務報告準則第2號－集團及庫存股份交易

採納新訂國際財務報告準則對當前或過往會計期間編製及呈列的業績及財務狀況不會造成重大影響。因此，無需就過往期間作出調整。

集團已經分別應用國際會計準則第1號(修訂本)及國際財務報告準則第7號之披露要求。若干以往年度根據國際會計準則第32號呈列之資料已經刪除，基於國際會計準則第1號(修訂本)及國際財務報告準則第7號之要求編製之相關比較資料已於本年度首次呈列。

集團並未提早採用以下已頒佈但尚未生效之新訂及經修訂準則、修訂或詮釋。

國際財務報告準則(修訂本)	國際財務報告準則之改善[1]
國際會計準則第1號(經修訂)	呈列財務報表[2]
國際會計準則第23號(經修訂)	借款成本[2]
國際會計準則第27號(經修訂)	綜合及單獨財務報表[3]
國際會計準則第32及1號(修訂本)	結算時衍生的可贖回金融衍生工具及債務[2]
國際會計準則第39號(修訂本)	合資格對沖項目[3]
國際財務報告準則第1號及國際會計準則第27號(修訂本)	投資於附屬公司、共同控制個體或聯營公司之成本[2]
國際財務報告準則第2號(修訂本)	歸屬條件及註銷[2]
國際財務報告準則第3號(經修訂)	業務合併[3]
國際財務報告準則第8號	業務板塊[2]
國際財務報告詮釋委員會第12號	服務經營權安排[4]
國際財務報告詮釋委員會第13號	客戶忠誠計劃[4]
國際財務報告詮釋委員會第14號	國際會計準則第19號－對設定受益資產之限制、最低資金要求及其相互作用[4]
國際財務報告詮釋委員會第15號	房地產建築協議[2]
國際財務報告詮釋委員會第16號	海外業務投資淨額對沖[6]

[1] 於二零零九年一月一日或之後開始之年度期間生效(惟於二零零九年七月一日或之後開始之年度期間生效之國際財務報告準則第5號修訂本除外)。

[2] 於二零零九年一月一日或之後開始之年度期間生效。

[3] 於二零零九年七月一日或之後開始之年度期間生效。

[4] 於二零零八年一月一日或之後開始之年度期間生效。

[5] 於二零零八年七月一日或之後開始之年度期間生效。

[6] 於二零零八年十月一日或之後開始之年度期間生效。

2. 採納新訂及經修訂國際財務報告準則(續)

若收購日期為二零零九年七月一日或之後開始的首個年度報告期間開始之時或其後，則採納國際財務報告準則第3號(經修訂)可能影響有關業務合併之會計處理。若母公司於附屬公司之擁有權變動並無導致失去控制權，則國際會計準則第27號(經修訂)將影響有關擁有權變動之會計處理，並將之以股權交易入賬。

董事預期，除國際財務報告詮釋委員會第12號，應用該等新訂或經修訂準則、修訂本或詮釋將不會對集團之業績及財務狀況造成重大影響。

國際財務報告詮釋委員會第12號「服務經營權安排」適用於參與服務經營權安排之公司，為經營者提供公共至私人服務經營權安排之會計指引。由於有關訂約服務安排並無賦予經營者公共服務基建項目用途之控制權，因此詮釋範圍內之基建項目不會被認為經營者之物業及設備。經營者根據有關合約所訂明之條款，代表授出者經營基建項目以提供公共服務，應根據國際會計準則第38號「無形資產」就其有權向公共服務使用者收費之部份確認為無形資產。有確定經濟年期之無形資產應按該年期攤銷，而所用之攤銷法應反映共同控制個體預期使用該項資產之未來經濟利益之模式。倘經營者提供基建項目之建造及升級服務，該詮釋要求經營者根據國際會計準則第11號「建造合約」將其建造及升級服務收益及成本入賬，並將建造及升級服務已收及應收代價之公平值列作無形資產入賬。此外，經營者應根據國際會計準則第18號「收益」就基建項目營運有關之服務入賬。

此詮釋適用於根據服務經營權安排從事建築、營運及管理收費高速公路項目之集團及其共同控制個體。集團將於自二零零八年七月一日開始之年度期間追溯應用此詮釋。公司董事預期，應用此詮釋將會改變共同控制個體之資產負債表若干資產之呈列及相關附註之披露，但仍在評估確認該等高速公路項目於建築期內的建築收入及開支及其後相關之攤銷時可能會對集團之業績及財務狀況造成之影響。

國際財務報告準則第8號「經營板塊」制定對披露個體之經營分部、其產品及服務、其營運之地區及主要客戶的資料之要求。該準則要求根據由個體之主要營運決策者定期審閱之內部報告為基準，確認經營板塊以及分配資源至各板塊及評估其表現。公司董事認為應用此國際財務報告準則第8號，將導致集團需重新設計報告之板塊，但對集團已報告之業績或財務狀況並無影響。該準則適用於集團，而集團將於二零零九年七月一日開始之年度期間追溯應用。

3. 主要會計政策

綜合財務報表按國際財務報告準則編製。此外，綜合財務報表亦根據香港聯合交易所有限公司證券上市規則適用之披露要求以及香港公司法例之披露要求而編製。

綜合財務報表乃根據歷史成本基準而編製，惟若干財務工具最初以公平值計算，於初步確認後利用實際利率法按攤銷成本列值者除外，有關主要會計政策之解釋載列如下。

綜合賬目之基準

綜合財務報表納入本公司、其附屬公司及共同控制個體截至各結算日所作的財務報表。

於年內所收購或出售的附屬公司的經營業績及少數股東應佔權益於自收購生效之日起或截至出售生效之日(倘合適)止於綜合收益表中入賬。共同控制個體之經營業績如下文所述按比例綜合賬目方式入賬。

所有集團內各公司間的交易、結餘、收支已在綜合賬目內撇銷。

少數股東於綜合附屬公司資產淨值之權益與集團於其中之權益分開列示。資產淨值內之少數股東權益包括原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。少數股東應佔虧損超出少數股東於附屬公司股權之權益之數額將按集團權益作出分配，惟少數股東具約束力責任並有能力作出額外投資補足虧損者除外。

3. 主要會計政策（續）

附屬公司

附屬公司乃公司控制其經營之個體（包括特殊目的個體）。控制指倘公司有權管理該個體之財務及經營政策藉此從其業務中獲益。

於共同控制個體之權益

合營企業乃一項合約性安排，根據安排，集團及其他各方共同經營一項各方共同控制之商業業務，即在作出有關商業業務之策略性財務及營運政策時，須獲享有控制權各方一致同意。

涉及成立各企業均有權益之個別個體之合營企業安排列作共同控制個體。集團根據有關合營企業安排指定之溢利攤分比率或淨現金流分佔比率（視乎情況而定）使用比例綜合報告其於共同控制個體之權益。集團應佔共同控制個體收入、開支、資產及負債（集團與共同控制個體間之交易及結餘除外）與等值項目按逐項基準於綜合財務資料中合併。倘為集團應佔共同控制個體有關收入、開支、應收款項及應付款項，集團與共同控制個體間之交易及結餘對銷。因共同控制個體之交易產生之未實現損益與集團於共同控制個體之權益對銷（倘作為資產減值證據之未實現虧損除外）。

於年內所收購或出售應佔共同控制個體之收入、支出、資產及負債載於截至收購生效之日或截至出售生效之日（倘合適）止於綜合收益表中入賬。出售共同控制個體之溢利或虧損以出售所得款項淨額與截至出售之日應佔共同控制個體之資產淨值（包括有關於權益確認，載入本年度（共同控制個體出售年度）綜合財務報表之任何匯兑差額之累計數額）兩者之差額確定。

於共同控制個體之額外投資成本

集團於建造及發展共同控制個體經營之收費公路產生額外發展開支（「額外發展成本」），且該等個體並無入賬。按比例綜合賬目時，該等成本之一部分乃根據集團於共同控制個體之權益計算，並計入收費公路之成本內。該等成本餘下部分以共同控制個體之額外投資成本列賬，及按有關共同控制個體折舊其收費公路時採納之相同基準攤銷。

於出售共同控制個體時，應佔未攤銷額外發展成本之款額將予計入以計算出售時之溢利或虧損。

物業及設備

物業及設備（包括在建工程以外持作服務供應或行政用途的樓宇）按成本值減其後之累計折舊及任何累計減值虧損入賬。

在建工程按成本值減任何確認之減值虧損列賬。成本包括專業費用，而就合資格資產而言，借貸成本按照集團之會計政策撥充資本。在建工程竣工及可投入擬定用途時，將歸類為適當類別之廠房及設備。該等資產之折舊基準與其他物業資產相同，均於資產可投入擬定用途之時開始計提折舊。

收費高速公路之成本包括集團按比例分佔之(i)共同控制個體之財務報表中記錄之收費高速公路建造成本及(ii)額外發展成本。收費高速公路成本中並無計入之額外發展成本餘額已獨立呈列作為共同控制個體之額外投資成本。

由收費高速公路之商業經營之開始日期起，計算收費高速公路之折舊以撇銷其成本。收費公路（資本化的重鋪成本除外）之年度折舊以各共同控制個體各自之剩餘期間實際車流量與預期之車流總量比率，相對資產賬面淨值計算。預期之車流量由管理層估計或經參考獨立交通顧問編製之交通預測報告後釐定。資本化之重鋪成本折舊以類似基準根據估計之八年使用期計算。

除在建成本以外之其他物業及設備之折舊乃於其估計使用年期內，經計入估計之剩餘價值後以直線法按下列年率計算以撇銷其成本：

配套交通設施、傢俱、裝置及設備	3.45% － 20%
汽車	10% － 20%

3. 主要會計政策（續）

物業及設備（續）

物業及設備於出售時或預計持續使用資產不會產生未來經濟效益時取消確認。取消確認資產所產生之任何損益，為該資產之出售所得款項與賬面值之差額，並於該項資產取消確認年度之綜合收益表中入賬。

發展中收費公路項目之額外投資成本

發展中收費公路項目之額外投資成本指收費公路項目於開始實質建造前產生之發展開支，以成本減任何已確認的減值虧損列賬。

收益確認

收益按已收或應收代價之公平值計量，即日常業務過程中所提供服務應收取之款項減去折舊及相關營業税後之金額。

經營收費高速公路之收費收入於使用時及已收取及應收取收費時確認入賬。

財務資產產生之利息收入以時間基準，參考未結算本金及適用之實際利率入賬，而實際利率乃將估計日後現金收入按財務資產之預期使用年期準確貼現至該資產賬面淨值之利率。

管理費收入於相關服務提供時確認。

租賃

若租賃條款實質上將所有風險及回報之所有權均轉讓予承租人，則租賃分類為融資租賃。所有其他租賃分類為經營租賃。

集團作為出租人

經營租賃租金收入主要包括向當地承包商出租機械設備以及於高速公路沿線租賃場地予加油站之租金收入，該等收入於其各自租賃期內以直線法確認。

集團作為承租人

經營租賃之應付租金於相關租約內以直線法自綜合收益表中扣除。

外幣

於編製各個別集團個體的財務報表時，以該個體功能貨幣（外幣）以外貨幣的交易按交易日的通行匯率換算後的各功能貨幣（即該個體經營所在主要經濟環境的貨幣）入賬。於各結算日，以外幣換算的貨幣項目按結算日的通行匯率重新換算。就歷史成本而言以外幣計值的非貨幣項目不予重新換算。

貨幣項目結算及貨幣項目換算產生的匯兑差額乃於產生的年度在收益表中確認。

就呈報綜合財務報表而言，集團於香港以外地區的業務資產及負債乃按結算日的通行匯率換算成集團的呈列貨幣（即港幣）計值。收支項目則按年內的平均匯率換算。除非年內匯率大幅波動，在此情況下，則以所採用交易日期通行的匯率換算。所產生的匯兑差額（如有）乃單獨列作權益部份。該匯兑差額於出售海外業務的期內在收益表中確認。

借貸成本

因購買、建造或生產合資格資產直接應計的借貸成本，均列入該等資產成本的一部分，直至該等資產大致上已完成作其預計用途或銷售。將有待用於合資格資產的特定借貸作短期投資所賺取的投資收入乃從可資本化的借貸成本中扣除。

所有其他借貸成本於產生年度在綜合收益表確認為費用。

3. 主要會計政策（續）

退休福利成本

向界定供款退休福利計劃所作之供款於僱員已提供可獲授供款之服務時列作開支扣除。向退休福利計劃所作之供款列作向界定供款計劃作出供款處理，而集團及共同控制個體根據計劃之責任相等於界定供款退休福利計劃所產生之責任。

稅項

所得稅開支指目前應付稅項及遞延稅項總數。

目前應付稅項乃根據年內應課稅溢利計算。應課稅溢利與綜合收益表所報的溢利有所不同，因為它不包括其他年度之應課稅或可扣減收入或開支項目，亦不包括不可課稅或可扣減項目。集團的目前稅項負債按於結算日已頒佈或實際頒佈的稅率計算。

遞延稅項按綜合財務報表中資產及負債賬面值與用以計算應課稅溢利之有關稅基間之差額，以結算日負債法入賬。遞延稅項負債一般確認所有應課稅臨時差額，倘可能出現應課稅溢利可用以抵扣可使用臨時差額，遞延稅項資產即確認入賬。倘臨時差額來自一項不影響應課稅溢利或會計溢利之交易的資產及負債之初步確認（業務合併除外），該等資產及負債不會確認入賬。

於附屬公司之投資及合營企業之權益所產生之應課稅臨時差額確認為遞延稅項負債，惟集團可控制臨時差額之撥回以及臨時差額於可預見的將來不會撥回者除外。

遞延稅項資產之賬面值，會於各結算日進行覆核，若應課稅溢利金額於日後不足以令該資產全部或部分收回，則其賬面值會相應減少。

遞延稅項按預期應用於清償負債或資產變現期內之稅率計算。遞延稅項於綜合收益表中扣除或入賬，倘其所關於之項目直接於權益中扣除或入賬則除外，在此情況下，遞延稅項亦於權益中處理。

存貨

存貨（指物料、零件及其他易耗存貨）按成本值與可變現淨值之較低者列賬。成本包括所有採購成本及促使存貨達至現行地點及狀況之其他費用，並按先入先出方式計算。

財務工具

當集團個體成為財務工具合約之一方，財務資產及財務負債於結算日確認於集團資產負債表中。財務資產及財務負債初步乃按公平價值計算。初步確認時公平價值與既定／已付代價間之任何差額於綜合收益表中確認為公平價值調整，以至有關差額不代表股權參與者之資本投入止。收購或發行財務資產及財務負債直接應佔之交易成本於初步確認時列入財務資產或財務負債之公平值或自公平值扣除。

財務資產

集團的財務資產列為貸款及應收款項。

實際利率法

實際利率法乃計算財務資產之攤銷成本及按有關期間攤分利息收入之方法。實際利率乃將估計日後現金收入（包括所有支付及收取構成整體實際利率之費用、交易成本及其他溢價或折讓）按財務資產之預期使用年期或較短期間（倘適用）準確貼現之利率。

就債務工具而言，收入按實際利率基準確認。

貸款及應收款項

貸款及應收款項（包括共同控制個體之結餘、其他應收款項、其他應收一間合營合作夥伴及共同控制個體之款項、銀行結餘及存款，以及現金）為有固定或可釐定付款款額但並無於活躍市場內報價之非衍生財務資產。於初次確認後之各結算日，貸款及應收款項採用實際利率法按攤銷成本減任何已識別減值虧損列賬（參見下文有關財務資產減值虧損之會計政策）。

3. 主要會計政策(續)

財務工具(續)

財務資產之減值
財務資產於各結算日評估減值跡象。若財務資產於初次確認後發生一項或多項事件而導致有客觀證據證明財務資產之估計未來現金流量受到影響，則視為出現減值。

減值之客觀證據可包括：

- 發行人或對手方遇到嚴重財務困難；或
- 逾期或拖欠支付利息或本金；或
- 借款人有可能破產或進行財務重組。

倘具備客觀證據顯示資產減值，則減值虧損於損益確認，並按資產賬面值與根據原實際利率貼現之估計未來現金流量之現值之差額計量。

就所有財務資產而言，財務資產之賬面值乃根據減值虧損直接扣減，惟其他應收款項之賬面值乃利用撥備賬扣減。撥備賬目賬面值之變動於損益中確認。倘若一項其他應收款項被視為無法收回，則於撥備賬目中撇減。此前撇減的款項其後撥回者計入損益。

倘於其後之期間，減值虧損之金額出現減少，而當該等減少可客觀地與確認減值虧損後所發生之事件聯繫，則先前確認之減值虧損於其後之期間於損益撥回，惟於撥回減值日期當日之資產賬面值不得超出倘沒有確認減值之攤銷成本。

財務負債及股本
由集團個體發行之財務負債及股本工具按所訂立之合約安排性質，以及財務負債及股本工具之定義而分類。

股本工具為證明集團資產剩餘權益(經扣除其所有負債)之任何合約。

實際利率法
實際利率法乃計算財務負債之攤銷成本及於相關期間分攤利息成本之方法。實際利率指按財務負債之預期可使用年期或較短期間內(如適用)準確貼現估計未來現金付款之利率。

財務負債
財務負債(包括其他應付款項、預提費用、銀行及其他貸款、其他應付一間共同控制個體款項、其他應付利息以及合營企業夥伴之結餘)其後按實際利率法以攤銷成本列賬。

股本工具
公司發行之股本工具按已收取款項減直接發行成本入賬。公司購買公司(或其附屬公司)之股份用於股份獎勵計劃之成本確認為特殊儲備(持作股份獎勵計劃之股份)股權之扣減。購買、出售、發行或取消該等股份所得之損益均不會於綜合收益表中確認。

3. 主要會計政策(續)

財務工具(續)

取消確認

若從資產收取現金流之權利已到期，或財務資產已轉讓及集團已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產賬面值與已收代價加應收款項及已經於權益中直接確認之累計損益之和之差額將於損益中確認。

財務負債於有關合約之特定責任獲解除、取消或到期時被取消確認。取消確認之財務負債賬面值與已付及應付代價之差額乃於損益中確認。

股本結算以股份支付之交易

二零零五年七月一日以後授予僱員之優先認股權計劃／獎授股份

已收取服務之公平值乃參考優先認股權及授獎股份於授出當日之公平值釐定，並於歸屬期內以直線基準列作員工成本開支，並於股本權益中作相應增加(分別於優先認股權儲備及股份獎勵儲備)。

於每個結算日，集團修訂其估計預期最終將歸屬的優先認股權及獎授股份數目。修訂原先估計之影響(如有)於餘下歸屬期內在損益表中確認，並對優先認股權儲備及獎授股份儲備分別作相應調整。

優先認股權獲行使時，過往於優先認股權儲備中確認之數額將轉移至股份溢價。當優先認股權於歸屬期後被沒收或於屆滿日仍未獲行使，過往在優先認股權儲備中確認之數額將轉移至保留溢利。

獎授股份歸屬時，過往於股份獎勵儲備中確認之數額及相關庫存股份數額將轉移至保留溢利。若獎授股份並未歸屬或於歸屬期內被放棄，過往在股份獎勵儲備中確認之數額將轉移至保留溢利。

減值虧損

集團會於各個結算日審閱其資產之賬面值，判斷是否有任何跡象顯示該等資產蒙受減值虧損。倘存在減值跡象，則對資產之可收回金額進行估計，以釐定減值虧損之程度(如有)。倘若無法估計個別資產之可收回金額，集團將估計該資產所屬賺取現金單位之可收回金額。

可收回金額乃公平價值減售價及使用價值後之較高者。在評估使用價值時，估計未來現金流動按稅前貼現率貼現為其現值，以反映現時市場對金錢時間值之評估及該資產特有之風險。

倘估計一項資產(或賺取現金單位)之可收回金額少於其賬面值，則將該資產(或賺取現金單位)之賬面值減至其可收回金額。減值虧損在收益表予以即時確認為支出。

若其後將減值虧損撥回，資產(或賺取現金單位)之賬面值將增至其可收回金額之經修訂估計值，但該增加後賬面值不會超過假設往年度沒有就該資產(或賺取現金單位)確認虧損而釐定之賬面值。撥回減值虧損在綜合收益表予以即時確認為收入。

4. 不明朗因素估計的主要根據

集團會對未來進行若干估計及假設，該等假設及根據存在導致下個財政年度的資產及負債賬面值重大調整的重大風險：

收費高速公路折舊及於共同控制個體的額外投資成本的攤銷

除資本化之重新鋪設成本外的收費高速公路折舊除已資本化的重鋪路面外及於集團共同控制個體的額外投資成本的攤銷按各共同控制個體實際車流量與剩餘營運期限的預期總車流量比率所計算及釐定。資本化的重鋪路面折舊以類似的八年預期總車流量標準所計算。倘預期總車流量及實際結果出現重大差別或狀況預期可使用性及資本化之重新鋪設成本所含未來經濟收益出重大變動，則對收費高速公路(包括資本化的重鋪路面)的賬面值及於共同控制個體的額外投資成本作出調整。

於二零零八年六月三十日，根據集團制定的政策，公司管理層已經定期審閱預期總車流量及資本化之重新鋪設成本的估計使用年期。為確認是否需要對預期車流量假設作出任何適當調整，集團會進行獨立車流量研究。集團在釐定截至二零零八年六月三十日止年度的收費高速公路折舊及於共同控制個體的額外投資成本的攤銷時應用預期總車流量，乃依據於最近的獨立車流量研究作出。此外，管理層亦對已資本化之重新鋪設成本所包含之條件、預期使用情況及日後經濟利益進行檢討，以確保已資本化之重新鋪設成本之折舊與已資本化之重新鋪設成本利益之預期消費模式保持一致。

於本年度，集團錄得收費高速公路折舊及額外投資成本攤銷分別約港幣291,123,000元及港幣36,889,000元。公司管理層認為，該等金額乃參照有關估計使用年期及預期車流總量之最佳估計而計算，理應與實際車流量並無重大出入。年內於綜合收益表扣除的折舊及攤銷，少於去年分別根據預期車流量及估計使用年期計算之折舊及攤銷約港幣33,477,000元(二零零七年：港幣9,662,000元)及港幣9,548,000元(二零零七年：港幣2,246,000元)。

5. 營業額及分類資料

營業額指集團按比例收取的應佔共同控制個體已收及應收經扣除折讓及相關營業稅後之收費高速公路收入，分析如下：

	2007 *港幣千元*	***2008*** ***港幣千元***
收費高速公路收入	2,088,993	**1,769,912**
營業稅	(62,778)	**(53,115)**
	2,026,215	**1,716,797**

集團只有一個業務分類，即透過其於中華人民共和國(「中國」)成立之共同控制個體在中國發展、經營及管理收費高速公路。

由於管理層認為集團只有單一地區分類，故並無呈列地區分類分析。

6. 其他收入及其他費用

	2007 港幣千元	**2008** **港幣千元**
利息收入：		
共同控制個體	35,046	**10,161**
銀行存款	177,394	**210,543**
提供予一間共同控制個體之免息註冊資本或貸款之估算利息收入	22,211	**21,883**
提前償還集團提供予一間共同控制個體之免息貸款之估算利息增加	65,740	**–**
匯兑收益淨額	236,339	**439,170**
租金收入	6,024	**6,625**
收回應收款項減值虧損	10,983	**–**
收取共同控制個體之管理費收入	2,916	**2,310**
豁免合營企業夥伴提供之貸款收益	7,638	**–**
出售物業及設備收益	–	**159**
其他	20,336	**24,627**
	584,627	**715,478**
提供予一間共同控制個體之免息註冊資本之公平值調整	–	**(39,968)**
	584,627	**675,510**

7. 財務成本

	2007 港幣千元	**2008** **港幣千元**
利息：		
銀行貸款	282,056	**257,086**
合營企業夥伴提供之貸款	25,880	–
須於五年內全數償還之其他貸款	131	–
估算利息：		
合營企業夥伴提供之免息註冊資本或貸款	25,693	**22,645**
其他免息貸款	298	**329**
提前償還合營企業夥伴提供予一間共同控制個體之免息貸款之估算利息增加	138,945	**–**
	473,003	**280,060**
其他財務費用（附註a）	12,402	**12,287**
	485,405	**292,347**
減：撥作資本之款項（附註b）	(25,681)	**(39,973)**
	459,724	**252,374**

附註：

(a) 其他財務費用指銀團向集團提供總值港幣3,600,000,000元之循環信貸及定期貸款融資之費用及有關支出，該筆循環信貸及定期貸款融資自二零零五年十月十三日起為期五年。於二零零七年及二零零八年六月三十日，集團並無動用該融資之任何部份。

(b) 於年內撥充資本之借貸成本來自銀行借款及合營企業夥伴提供之貸款，有關金額乃根據合資格資產開支採用每年6.51%之資本化利率計算（二零零七年：合營企業夥伴提供之貸款乃採用每年4.76%之資本化利率計算）。

8. 出售一間共同控制個體

於二零零七年八月九日，集團與集團之一共同控制個體廣州東南西環高速公路有限公司(「環城公路合營企業」)之中國合營企業夥伴訂立協議。根據此協議，集團同意以人民幣1,712,550,000元(等值約港幣1,765,907,000元)之代價出售，而環城公路合營企業之中國合營企業夥伴亦同意購買集團於環城公路合營企業之全部45%權益及於東南西環高速公路項目之其他權利、責任和義務(「該出售」)。該出售已於二零零七年九月底完成，出售共同控制個體收益已於綜合收益表確認。

環城公路合營企業之業績已計入綜合收益表載列如下：

	截至六月三十日止年度	
	2007 港幣千元	**2008** **港幣千元**
營業額	182,925	**45,516**
其他收入	38,871	**24,441**
收費公路營運費用	(26,565)	**(16,424)**
折舊費用	(35,534)	**(11,107)**
一般及行政費用	(9,019)	**(6,451)**
財務成本	(272,200)	**(21,440)**
除税前(虧損)溢利	(121,522)	**14,535**
所得税開支	(40,456)	**(46,201)**
年內虧損	(161,978)	**(31,666)**

集團按比例應佔環城公路合營企業於出售日之資產淨值如下：

	港幣千元
出售之資產淨值：	
物業及設備	2,206,616
其他應收一間合營企業夥伴之款項	237,801
銀行結餘及現金	45,995
其他流動資產	2,956
銀行貸款	(1,419,061)
與合營企業夥伴之結餘	(111,681)
遞延税項負債	(154,859)
其他應付款、預提費用及已收按金	(21,941)
其他流動負債	(2,326)
	783,500
共同控制個體之額外投資成本	231,150
撥入與共同控制個體結餘	129,806
撥入其他應付共同控制個體款項	(275,225)
釋放匯兑儲備	(76,918)
	792,313
出售收益	973,594
總代價	1,765,907
以現金支付	1,765,907
出售現金流入(流出)淨額：	
現金代價	1,765,907
出售之銀行結餘及現金	(45,995)
	1,719,912

9. 所得稅開支

	2007 港幣千元	2008 港幣千元
稅項開支包括：		
中國企業所得稅		
集團	568	**155,380**
共同控制個體	103,698	**116,085**
遞延稅項(附註28)		
本年度	50,753	**69,004**
稅率變動之影響	—	**105,524**
	155,019	**445,993**

由於並無於香港產生應課稅溢利，故並無就香港利得稅作出撥備。

集團中國企業所得稅開支主要為中國企業所得稅約港幣22,889,000元(二零零七年：零)，乃指集團收取共同控制個體廣深珠高速公路有限公司(「廣深高速公路合營企業」)額外發展支出人民幣725,140,000元(作為償付集團於早前就廣深高速公路合營企業經營之收費高速公路之建築及發展支出)，及出售環城公路合營企業權益有關之中國預提所得稅約港幣132,376,000元(二零零七年：零)。

共同控制個體之中國企業所得稅，乃指集團按比例應佔廣深高速公路合營企業按年內估計應課稅溢利按截至二零零七年十二月三十一日止半年為7.5%及截至二零零八年六月三十日止半年為9%(二零零七年：全年為7.5%)計算之中國企業所得稅支出約港幣114,785,000元(二零零七年：港幣103,698,000元)及集團按比例應佔集團另一間共同控制個體廣東廣珠西綫高公路有限公司(「西綫合營企業」)按自二零零八年一月一日起至二零零八年六月三十日止期間估計應課稅溢利之9%(二零零七年：零)計算之中國企業所得稅支出約港幣1,300,000元(二零零七年：零)。

按照中國會計準則及稅務法規，廣深高速公路合營企業由其首個獲利年度計起，獲豁免有關收入之所得稅五年及按五年正常稅率減半(「5+5」豁免)計算。就中國稅項而言，廣深高速公路合營企業的首個獲利年度為截至二零零零年十二月三十一日止年度，而該所得稅之五年豁免期已於二零零四年十二月屆滿。

根據中國會計準則及稅務法規，西綫合營企業由其首個獲利年度計起，獲豁免所得稅二年，及按三年正常稅率減半(「2+3」豁免)計算。就中國稅項而言，西綫合營企業的首個獲利年度為截至二零零六年十二月三十一日止年度，及該外資企業所得稅之兩年豁免期已於二零零七年十二月屆滿。

於二零零七年三月十六日，中國通過中華人民共和國主席令第63號頒佈《中華人民共和國企業所得稅法》(「新稅法」)。並於二零零八年一月一日生效。集團之中國共同控制個體稅率從二零零八年一月一日起的五年內由現時18%逐年遞增至25%(包括3%地方稅)。於二零零七年十二月二十六日，國務院頒佈新法的詳盡措施及規例(「實施規例」)。實施規例按不追溯優惠而將中國企業所得稅率，由15%分五年增加至25%。不追溯優惠將適用於「2+3」豁免或「5+5」豁免，以及享有若干地域稅率優惠的企業(一般為15%)。至於已按此15%稅率繳稅之企業，15%之稅率將於二零零八年、二零零九年、二零一零年、二零一一年及二零一二年，逐漸遞增至18%、20%、22%、24%及25%。遞延稅項結餘已作調整，以反映資產變現或負債結算之各段期間預期適用之稅率。

9. 所得税開支(續)

年內之所得税開支可與綜合收益表中的除税前溢利對賬如下：

	2007 港幣千元	**2008** **港幣千元**
除税前溢利	1,529,023	**2,461,603**
按25%(二零零七年：33%)之一般中國所得税率計算之税項	504,578	**615,401**
按寬免税率計算之所得税開支影響	(365,237)	**(239,646)**
非應課税收入之税務影響	(114,760)	**(81,699)**
非扣税開支之税務影響	95,413	**54,678**
共同控制個體臨時差額之差額税率	626	**7,471**
未動用税務虧損之遞延税項資產減少	34,927	**–**
未確認税務虧損之税務影響	–	**4,077**
因適用税率提高導致之期初遞延税負債增加	–	**105,524**
出售一間共同控制個體之收益之差額税率	–	**(111,023)**
廣深高速公路合營企業承擔及支付之額外投資成本之中國企業所得税	–	**22,889**
中國共同控制個體未分配溢利之預提所得税	–	**68,008**
其他	(528)	**313**
所得税開支	155,019	**445,993**

10. 年內溢利

	2007 港幣千元	**2008** **港幣千元**
年內溢利已扣除(計入)下列各項：		
核數師酬金	2,050	**2,086**
員工成本(不包括董事薪酬)	96,529	**131,288**
攤銷：		
於共同控制個體之額外投資成本	57,613	**36,889**
預付租金	4,942	**5,323**
折舊：		
收費高速公路	300,884	**291,123**
其他物業及設備	17,885	**21,393**
應收款項減值虧損	–	**4,572**
出售物業及設備虧損(收益)	381	**(159)**

11. 董事及五位最高薪僱員之酬金

董事酬金

已付或應付予13位(二零零七年：12位)董事之酬金，於二零零七年八月十三日包括葉毓強先生獲委任為公司董事，並於二零零八年二月二十九日辭任公司董事，詳情如下：

	二零零七年						二零零八年					
	董事袍金 港幣千元	薪金及其他福利 港幣千元	花紅 港幣千元	退休福利計劃供款 港幣千元	股份獎勵 港幣千元	總額 港幣千元	**董事袍金 港幣千元**	**薪金及其他福利 港幣千元**	**花紅 港幣千元**	**退休福利計劃供款 港幣千元**	**股份獎勵 港幣千元**	**總額 港幣千元**
胡應湘爵士	300	3,000	–	–	–	3,300	**300**	**3,000**	–	–	–	**3,300**
何炳章	250	2,400	–	–	–	2,650	**250**	**2,400**	–	–	–	**2,650**
胡文新	200	1,656	138	12	5,323	7,329	**200**	**1,656**	**138**	**12**	–	**2,006**
陳志鴻	200	1,693	138	12	1,460	3,503	**200**	**1,707**	**138**	**12**	**893**	**2,950**
梁國基	200	1,500	125	12	1,042	2,879	**200**	**1,500**	**125**	**12**	**638**	**2,475**
黃禮佳(附註)	200	447	590	–	–	1,237	**200**	**453**	**158**	–	–	**811**
賈呈會	200	831	69	–	1,042	2,142	**200**	**831**	**8,069**	–	**638**	**9,738**
費宗澄	200	–	–	–	–	200	**200**	–	–	–	–	**200**
藍利益	200	–	–	–	–	200	**200**	–	–	–	–	**200**
中原紘二郎	200	–	–	–	–	200	**200**	–	–	–	–	**200**
嚴震銘	200	–	–	–	–	200	**200**	–	–	–	–	**200**
莫仲達	200	–	–	–	–	200	**200**	–	–	–	–	**200**
葉毓強	不適用	不適用	不適用	不適用	不適用	不適用	**200**	–	–	–	–	**200**
	2,550	11,527	1,060	36	8,867	24,040	**2,750**	**11,547**	**8,628**	**36**	**2,169**	**25,130**

附註：

已付或應付予黃禮佳先生之董事酬金包括集團按比例應佔廣深高速公路合營企業所支付之約港幣221,000元(二零零七年：港幣147,000元)。

五位最高薪僱員之酬金

於二零零七及二零零八年，集團之五位最高薪人士均為公司董事，其酬金資料已於上文披露。

截至二零零八年六月三十日止兩年間，集團並無向任何擔任公司董事之人士或五位最高薪僱員支付酬金，作為鼓勵加入集團或加入集團之獎勵及或離職補償，亦並無擔任公司董事之人士放棄任何酬金。

12. 股息

	2007 港幣千元	**2008 港幣千元**
年內已付股息及已確認為分派之股息：		
已付中期股息每股港幣17仙(二零零七年：港幣15仙)	445,458	**504,981**
已付特別中期股息每股港幣7仙(二零零七年：零)	–	**207,934**
已付截至二零零七年六月三十日止年度之末期股息每股港幣20仙(二零零七年：截至二零零六年六月三十日止年度已付港幣17仙)	504,564	**594,065**
	950,022	**1,306,980**
建議之末期股息每股港幣13仙(二零零七年：港幣20仙)及建議之特別末期股息每股港幣28仙(二零零七年：零)	594,065	**1,217,896**

董事會建議二零零八年財政年度之末期股息為港幣13仙及特別末期股息為港幣28仙，共計金額約港幣1,217,896,000元。末期股息須獲股東在週年股東大會上批准後方始生效，並未在綜合財務報表上列作負債。擬派末期股息及特別末期股息根據該等綜合財務報表批准日期已發行之股份數目計算。

13. 每股溢利

公司股權持有人應佔每股基本溢利及攤薄後溢利之計算資料如下：

	2007 *港幣千元*	**2008** **港幣千元**
計算每股基本及攤薄後溢利之溢利金額	1,348,531	**1,997,067**

	2007 *股份數目*	**2008** **股份數目**
計算每股基本溢利之普通股加權平均數	2,967,084,973	**2,969,807,103**
潛在攤薄普通股份之影響：		
認股權證	442,152	–
優先購股權	722,393	**448,461**
未歸屬獎授股份	151,860	**504,444**
計算每股攤薄溢利之普通股加權平均數	2,968,401,378	**2,970,760,008**

上表所列普通股加權平均數乃經扣除合和公路基建僱員股份獎勵計劃信託持有之股份後計算。

14. 退休福利計劃

集團僱員已參加由最終控股公司經營之強制性公積金(「強積金」)計劃。僱主及僱員各自按僱員有關月薪之5%對該等計劃作出強制性供款，每個僱員之有關月薪上限為港幣20,000元。於二零零八年六月三十日，並無沒收之供款可削減未來之責任。本集團於本年度強積金計劃之供款約為港幣440,000元(二零零七年：港幣325,000元)。

集團之中國共同控制個體之僱員是由中國政府推行之國家管理退休福利計劃之成員。該等個體須按薪金開支之18%向退休福利計劃作出供款。共同控制個體對退休福利計劃之唯一責任為作出有關特定供款。本年度，集團按比例分佔共同控制個體作出之供款約為港幣7,862,000元(二零零七年：港幣7,367,000元)。

15. 物業及設備

	收費高速公路 港幣千元	汽車 港幣千元	配套交通設施、傢俱、裝置及設備 港幣千元	在建工程 港幣千元	總計 港幣千元
按成本值					
於二零零六年七月一日	10,716,455	29,771	103,065	8,665	10,857,956
匯兌調整	486,323	1,745	5,739	481	494,288
增加	—	9,912	8,638	704,407	722,957
轉撥	(10,938)	—	56,139	(45,201)	—
出售	—	(6,379)	(2,939)	—	(9,318)
於二零零七年六月三十日	11,191,840	35,049	170,642	668,352	12,065,883
一間共同控制個體之溢利攤分比率變動	(333,273)	(794)	(6,218)	(702)	(340,987)
匯兌調整	758,660	2,413	16,423	72,134	849,630
增加	—	4,959	12,530	1,239,612	1,257,101
轉撥	102,603	—	26,511	(129,114)	—
出售一間共同控制個體	(2,387,751)	(14,514)	(14,588)	(601)	(2,417,454)
出售／撇賬	(47,460)	(1,324)	(126)	—	(48,910)
於二零零八年六月三十日	**9,284,619**	**25,789**	**205,174**	**1,849,681**	**11,365,263**
折舊					
於二零零六年七月一日	1,433,512	22,685	20,802	—	1,476,999
匯兌調整	72,278	1,429	1,557	—	75,264
年內折舊	300,884	3,233	14,652	—	318,769
轉撥	(1,354)	—	1,354	—	—
出售時撇除	—	(5,965)	(2,761)	—	(8,726)
於二零零七年六月三十日	1,805,320	21,382	35,604	—	1,862,306
一間共同控制個體之溢利攤分比率變動	(95,301)	(387)	(1,081)	—	(96,769)
匯兌調整	146,584	1,373	3,891	—	151,848
年內折舊	291,123	3,424	17,969	—	312,516
出售一間共同控制個體	(190,860)	(12,749)	(7,229)	—	(210,838)
出售／撇賬時撇除	(47,460)	(842)	(84)	—	(48,386)
於二零零八年六月三十日	**1,909,406**	**12,201**	**49,070**	**—**	**1,970,677**
賬面值					
於二零零七年六月三十日	9,386,520	13,667	135,038	668,352	10,203,577
於二零零八年六月三十日	**7,375,213**	**13,588**	**156,104**	**1,849,681**	**9,394,586**

收費高速公路位於中國一幅以中期土地使用權持有之土地上。

16. 於共同控制個體之額外投資成本

	港幣千元
按成本值	
於二零零六年七月一日及二零零七年六月三十日	2,073,512
一間共同控制個體之溢利攤分比率變動	72,789
由一間共同控制個體承擔	(382,722)
出售一間共同控制個體	(253,795)
於二零零八年六月三十日	**1,509,784**
攤銷	
於二零零六年七月一日	310,161
年內攤銷	57,613
於二零零七年六月三十日	367,774
一間共同控制個體之溢利攤分比率變動	14,391
年內攤銷	36,889
出售一間共同控制個體	(22,645)
於二零零八年六月三十日	**396,409**
賬面值	
於二零零七年六月三十日	1,705,738
於二零零八年六月三十日	**1,113,375**

年內，廣深高速公路合營企業承擔及償還廣深高速公路合營企業所運營之收費高速公路建設及發展之額外發展支出（早前由集團承擔）人民幣725,140,000元（等值約港幣736,003,000元）。該等已收償還款項已按集團應佔廣深高速公路合營企業所作償還款項之48%對銷。因此，未攤銷額外投資成本已按對銷後之償還款項比例調低約港幣382,722,000元。

17. 於共同控制個體之投資

於二零零八年六月三十日，本集團之共同控制個體之資料詳列如下：

公司名稱	*成立地點*	*註冊資本*	*主要業務*	*註冊資本出資比例*
廣深珠高速公路有限公司	中國	零（附註(i)）	發展、經營及管理一條高速公路	不適用
廣東廣珠西綫高速公路有限公司	中國	人民幣2,303,000,000元	發展、經營及管理一條高速公路	50%
廣州東南西環高速公路有限公司	中國	美金55,000,000元	發展、經營及管理一條高速公路	不適用

17. 於共同控制個體之投資(續)

所有共同控制實體均為根據中國法律成立之中外合作合營企業。

有關附屬公司與相關合營企業夥伴訂立並據此經營共同控制個體之合營企業協議之主要條款如下：

(i) 廣深高速公路合營企業

廣深高速公路合營企業是成立以負責興建、經營及管理中國廣東省之一條高速公路。項目第一期包括行走深圳至廣州之一條高速公路(「廣深高速公路」)。營運期由正式通車日一九九七年七月一日起計為期三十年。於營運期屆滿，廣深高速公路合營企業之所有不動資產及設備將無償撥歸中方合營企業夥伴。

項目第二及第三期之發展包括珠江三角洲西岸之主要交通幹道，由西綫合營企業負責。

集團享有廣深高速公路合營企業之公路經營業務溢利分佔比率，營運期首十年為50%，其後十年為48%，營運期最後十年為45%。

年內，廣深高速公路合營企業已償還集團此前向廣深高速公路合營企業注入之註冊資本港幣702,000,000元及集團此前因興建及發展廣深高速公路而產生之額外發展開支人民幣725,140,000元。

(ii) 西綫合營企業

西綫合營企業是成立以負責興建、經營及管理連貫廣州、中山及珠海(「珠江三角洲西岸幹道」)之一條高速公路。珠江三角洲西岸幹道第I期(「西綫I期」)已於二零零四年四月三十日正式通車，而西綫I期之營運期由二零零三年九月十七日起為期三十年。西綫I期的總投資額為人民幣1,680,000,000元，其中35%的資金即人民幣588,000,000元(等值約港幣668,556,000元)來自西綫合營企業的註冊資本，由集團及西綫合營企業中國合作夥伴各自承擔一半。

珠江三角洲西岸幹道第II期(「西綫II期」)之估計投資總額為人民幣4,900,000,000元，其中35%將由西綫合營企業之新增加註冊資本合共人民幣1,715,000,000元所提供，而此新增加註冊資本將由集團及西綫合營企業之中方夥伴按相同份額各自投入(即各方出資人民幣857,500,000元)。截至二零零八年六月三十日，集團與西綫合營企業中國合作夥伴已經分別注資約人民幣761,449,000元(等值約港幣865,768,000元)及人民幣443,000,000元(等值約港幣503,691,000元)。西綫合營企業之合營企業合作營運期到期日已由二零三三年九月十六日延長至二零三八年九月十六日。二零零八年六月三十日，西綫合營企業已獲批准之註冊資本為人民幣2,303,000,000元。

於合作期內，集團有權分佔西綫合營企業經營業務之可分配溢利50%。於合營企業合作營運期結束時，西綫合營企業的所有不動資產及設施，將無償撥歸中國政府監管交通運輸的有關部門。按西綫合營企業的合作合同所述，合營企業夥伴可享有償還註冊資本的權利，但償還註冊資本並無特定還款期，且須遵照適用中國規則及規例。

於二零零五年九月，集團有條件地修訂了與西綫合營企業之中方夥伴洽商就透過西綫合營企業投資、規劃、設計、建設及經營珠江三角洲西岸幹道第III期(「西綫III期」)而訂立之協議(「二零零五年III期修訂協議」)。西綫III期之估計投資總額為人民幣3,260,000,000元(以中國政府有關部門批准為準)，其中35%將由西綫合營企業之新增加註冊資本合共人民幣1,141,000,000元提供，而此新增加註冊資本將由集團及西綫合營企業之中方夥伴按相同份額各自投入(即各方出資人民幣570,500,000元)。西綫III期之收費期須獲得中國政府有關部門批准。

於結算日後，集團與西綫合營企業中國合作夥伴簽訂修訂協議。詳情請參閱附註37。

(iii) 環城公路合營企業

環城公路合營企業是成立以負責興建、經營及管理廣州市區東南西環高速公路(「東南西環高速公路」)。運營期為自二零零二年一月一日起計為期三十年，且東南西環高速公路於二零零二年一月正式開放。於二零零七年六月三十日，本集團享有東南西環高速公路45%之現金流淨額(即扣除運營費用及税項後之運營毛收入)。

年內，本集團出售其於環城公路合營企業之全部45%權益及於東南西環高速公路之其他權利、責任及義務。詳情請參閱附註8。

17. 於共同控制個體之投資(*續*)

以下所載為集團按比例綜合財務報表(但於對銷集團內公司間之交易、結餘、收入及支出之前)而計入共同控制個體之資產、負債、收入及開支:

截至二零零七年六月三十日止年度:

	廣深高速公路合營企業 港幣千元	*環城公路合營企業 港幣千元*	*西綫合營企業 港幣千元*	*總計 港幣千元*
流動資產	458,761	273,876	18,928	751,565
非流動資產	5,364,612	1,945,243	1,400,727	8,710,582
流動負債	649,766	44,709	192,199	886,674
非流動負債	3,470,250	1,526,468	715,244	5,711,962
收入	2,018,154	221,796	68,420	2,308,370
支出	(618,703)	(343,318)	(46,255)	(1,008,276)
除税前溢利(虧損)	1,399,451	(121,522)	22,165	1,300,094
所得税開支	(113,289)	(40,456)	(705)	(154,450)
除税後溢利(虧損)	1,286,162	(161,978)	21,460	1,145,644

截至二零零八年六月三十日止年度:

	廣深高速公路合營企業 港幣千元	***西綫合營企業 港幣千元***	***總計 港幣千元***
流動資產	**226,754**	**119,377**	**346,131**
非流動資產	**6,070,122**	**2,531,297**	**8,601,419**
流動負債	**1,412,466**	**308,308**	**1,720,774**
非流動負債	**3,470,537**	**1,283,077**	**4,753,614**
收入	**1,992,105**	**207,041**	**2,199,146**
支出	**(644,987)**	**(95,989)**	**(740,976)**
除税前溢利	**1,347,118**	**111,052**	**1,458,170**
所得税開支	**(171,051)**	**(5,354)**	**(176,405)**
除税後溢利	**1,176,067**	**105,698**	**1,281,765**

*附註:*年內,集團出售其於環城公路合營企業之全部45%股權及於東南西環城公路項目的其他權利、職責及責任。詳情載於附註8。

18. 於發展中收費高速公路項目之額外投資成本

該款項指集團發展西綫 II 期及西綫 III 期所產生之額外投資成本。

19. 預付租金

該款項指集團按比例應佔西綫合營企業於中國之中期土地使用權，於西綫合營企業之合營期間按直線法從綜合收益表中扣除。

賬面值之分析：

	2007 港幣千元	**2008** **港幣千元**
預付租金	130,560	**139,067**
減：流動資產項目下將於下年從綜合收益表扣除之部份	(4,846)	**(5,371)**
	125,714	**133,696**

20. 與共同控制個體之結餘

	2007 港幣千元	**2008** **港幣千元**
集團提供予以下共同控制個體之註冊資本：		
廣深高速公路合營企業	351,000	**–**
環城公路合營企業	116,891	–
西綫合營企業	189,832	**502,119**
	657,723	**502,119**
集團提供予以下共同控制個體之貸款：		
廣深高速公路合營企業	141,453	**28,526**
環城公路合營企業	7,055	**–**
	148,508	**28,526**
	806,231	**530,645**

結餘指集團提供予共同控制個體之註冊資本及貸款，於採納按比例綜合共同控制個體賬目相應金額時對銷。

集團向共同控制個體投入之註冊資本並無特定還款期。於二零零七年六月三十日，集團向廣深高速公路合營企業投入之註冊資本約為港幣330,020,000元，按香港最優惠利率計息，而集團於二零零七年六月三十日向共同控制個體投入之餘下註冊資本均為免息。廣深高速公路合營企業已於年內全額償還該款項（詳情請參閱附註17）。

年內，集團向環城公路合營企業投入之註冊資本已於出售後償還（詳情請參閱附註8）。

於二零零七年六月三十日，集團向西綫合營企業及環城公路合營企業投入之註冊資本於初步確認時為衡量公平價值而分別採納介乎6.48%至7.05%（二零零七年：6.40%至6.48%）及5.65%之實際利率計算。

集團提供予共同控制個體之貸款為無抵押並須以共同控制個體經營之現金盈餘淨額償還。集團提供予廣深高速公路合營企業之貸款乃按香港最優惠利率計息。集團提供予環城公路合營企業之貸款為免息，已於年內出售後撥歸環城公路合營企業之中方合營企業夥伴（詳情請參閱附註8）。提供予環城公路合營企業之貸款於初步確認時為衡量公平價值而採納之實際利率為6.66%。

21. 其他應收／其他應收一間合營企業夥伴及一間共同控制個體之款項

以下所載為於結算日集團應佔其他未償還之應收款項之分析：

	2007 港幣千元	2008 港幣千元
應收租金	3,915	**2,605**
應收收費高速公路收入	31,829	**31,554**
其他	30,558	**52,717**
減：呆壞賬撥備	(3,358)	**(8,399)**
其他應收賬款總計	62,944	**78,477**

集團對於其應佔之其他應收賬款結餘於報告日期到期但未作出減值虧損撥備的總賬面值約為港幣5,037,000元（二零零七年：港幣7,807,000元）。集團及其共同控制個體未對該等結餘持有任何抵押品。

集團應佔其他到期但並未減值的應收賬款之賬齡：

	2007 港幣千元	2008 港幣千元
1-30天	3,100	**2,281**
超過120天	4,707	**2,756**
合計	7,807	**5,037**

根據過往經驗，到期超過三年的應收賬款通常不可收回，因此集團及其共同控制個體已對超過三年的所有應收賬款做出全數撥備。

集團應佔之呆賬撥備變動：

	2007 港幣千元	2008 港幣千元
年初結餘	3,181	**3,358**
溢利攤分比率變動	—	**(134)**
一應收賬款之減值虧損	—	**4,572**
匯率調整	177	**603**
年終結餘	3,358	**8,399**

用於嚴重財政困難時的結餘為港幣8,399,000元（二零零七年：港幣3,358,000元）的其他個別計提撥備的應收賬款計入集團應佔之呆賬撥備。集團及其共同控制個體未對該等結餘持有任何抵押品。

其他應收由一間合營企業夥伴賬款指集團按比例綜合其他應收環城公路合營企業之合營企業夥伴款項。該賬款為無抵押、免息，於年內出售後已不再綜合入賬（詳情請參閱附註8）。

其他應收由一間共同控制個體賬款指其他應收廣深高速公路合營企業的賬款，於採納按比例綜合共同控制個體賬目相應金額時對銷。該賬款為無抵押、免息及須於要求時償還。

22. 共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金

共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金包括按介乎1%至3.78%(二零零七年：1.62%至5.30%)之現行利率計算之定期存款港幣6,012,890,000元(二零零七年：港幣4,128,116,000元)、原本到期日由七日至六個月不等。餘下銀行結餘及現金以介乎0.72厘至2.62厘之市場利率計算(二零零七年：0.72厘至5.30厘)。

共同控制個體之已抵押銀行結餘及存款作為集團各共同控制個體獲授予一般銀行融資之擔保。於二零零八年六月三十日，除約港幣27,288,000元(二零零七年：港幣25,650,000元)外，共同控制個體在通知有關提供一般銀行融資之銀行的情況下可使用其餘金額港幣207,977,000元(二零零七年：港幣367,204,000元)。

23. 股本

	股份數目	*面值*
		港幣千元
每股面值港幣0.1元之普通股		
法定：		
於二零零六年七月一日、二零零七年六月三十日及二零零八年六月三十日	**10,000,000,000**	**1,000,000**
已發行及繳足股款：		
於二零零六年七月一日	2,949,618,286	294,962
行使認股權證之股份發行	18,307,997	1,831
行使優先購股權之股份發行	2,400,000	240
於二零零七年六月三十日	2,970,326,283	297,033
行使優先購股權之股份發行	152,000	15
於二零零八年六月三十日	**2,970,478,283**	**297,048**

認股權證

根據公司當時之唯一股東於二零零三年七月十六日通過之書面決議案，批准構成認股權證之文據及增設認股權證(「認股權證」)。認股權證附帶之認購權共計港幣365,890,598元，於二零零三年八月五日以記名方式設立及發行，賦予其註冊持有人按初步認購價每股港幣4.18元(可予調整)認購本公司87,533,636股普通股之權利，該權利可於二零零三年八月六日起計三年期間內行使(「認購權利」)。

自二零零六年七月一日至認股權證於二零零六年八月五日到期止期間，認股權證註冊持有人已行使港幣76,527,427元之認購權利，為此公司已發行18,307,997股普通股。

優先購股權計劃

公司根據當時公司唯一股東於二零零三年七月十六日以書面決議案採納購優先股權計劃(「購股權計劃」)，並經公司之合和實業股東於二零零三年七月十六日舉行之股東特別大會上批准。購股權計劃之有效期為十年，旨在讓公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益及滿足董事會可不時批准之其他目的。參與者包括(i)集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員；(ii)由集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)集團各成員公司之任何顧問、專業人士及其他諮詢人士；(iv)公司任何最高行政人員或主要股東；(v)公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)公司主要股東之任何僱員。

優先購股權須於授予認股權日期起28天內接納，並支付港幣1元之接納代價，而該代價於收到時在綜合收益表內確認。

於二零零四年九月，公司授予若干僱員優先認股權以認購公司之普通股。

23. 股本(續)

公司於截至二零零七年六月三十日止年度之優先認股權變動詳情如下：

	授出日期	行使價	於二零零六年七月一日尚未行使之優先優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零七年六月三十日尚未行使之優先優先認股權之餘額	行使期
		港幣						
董事：								
梁國基	二零零四年九月八日	4.875	2,000,000	–	(2,000,000)	–	–	二零零四年九月八日至二零零七年九月七日
一名僱員	二零零四年九月八日	4.875	400,000	–	(400,000)	–	–	二零零四年九月八日至二零零七年九月七日
合計			2,400,000	–	(2,400,000)	–	–	

於截至二零零七年六月三十日止年度內，緊接梁國基先生及該名僱員行使優先認股權前之日期及於行使日期之股份加權平均收市價分別為港幣7.36元及港幣6.61元。

授出該等優先認股權之財務影響不會記入集團之綜合資產負債表內，直至該等優先認股權獲行使時為止，且不會於綜合收益表內就過往年度授出之優先認股權之價值扣除任何費用，皆因集團已採用國際財務報告準則第2號所載之過渡性條文，且所有該等優先認股權已於二零零五年七月一日前授出及歸屬。於優先認股權獲行使時，公司將由此發行之股份按股份之面值列作額外股本，而每股行使價超出股份面值之差額則計入股份溢價賬內。於行使日期前失效或註銷之優先認股權從尚未行使優先認股權之登記冊中刪除。

於二零零六年十月十七日，可認購公司普通股之優先認股權已授予公司之若干僱員。

公司於截至二零零七年六月三十日止年度之優先認股權變動詳情如下：

行使價	於二零零六年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零七年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣							
5.858	–	1,240,000	–	–	1,240,000	二零零七年十二月一日	二零零七年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零零八年十二月一日	二零零八年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零零九年十二月一日	二零零九年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零一零年十二月一日	二零一零年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零一一年十二月一日	二零一一年十二月一日至二零一三年十一月三十日
合計	–	6,200,000	–	–	6,200,000		

23. 股本*(續)*

公司於截至二零零八年六月三十日止年度之優先認股權變動詳情如下：

行使價	於二零零七年七月一日尚未行使之優先認股權之結餘	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零八年六月三十日尚未行使之優先認股權之結餘	歸屬日期	行使期
港幣							
5.858	1,240,000	–	(152,000)	–	**1,088,000**	二零零七年十二月一日	二零零七年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	–	(280,000)	**960,000**	二零零八年十二月一日	二零零八年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	–	(280,000)	**960,000**	二零零九年十二月一日	二零零九年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	–	(280,000)	**960,000**	二零一零年十二月一日	二零一零年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	–	(280,000)	**960,000**	二零一一年十二月一日	二零一一年十二月一日至二零一三年十一月三十日
合計	6,200,000	–	(152,000)	(1,120,000)	**4,928,000**		

緊隨僱員於截至二零零八年六月三十日止年度行使優先認股權前之日期及於行使日期之股份加權平均收市價分別為港幣6.64元及港幣6.65元。

於二零零六年十月十七日授出日期採用二項式優先認股權定價模式釐定之優先認股權公平價值總額為港幣5,814,000元，其中公平價值約為港幣462,000元之1,120,000份優先認股權已於截至二零零八年六月三十日止年度失效。

以下假設已用作計算優先認股權之公平價值：

於授出日期之股份收市價	港幣5.700元
加權平均行使價	港幣5.858元
優先認股權年期	7年
預期波幅	23%
預期股息收益率	4.75%
無風險比率	3.969%
次佳行使因數	2

預期波幅乃基於公司截至二零零六年十月十七日止三年之股價連續兩年的波幅計算。歸屬之時間、不可轉讓性、行使限制及行為因素之影響已於該模式中考慮。集團已確認有關公司授出優先認股權之年內開支港幣1,928,000元(二零零七年：港幣1,743,000元)。

23. 股本(續)

於二零零七年十一月十九日，可認購公司普通股之優先認股權已授予公司之若干僱員。有關已授出優先認股權之詳情如下：

行使價	於二零零六年七月一日尚未行使之餘額之優先認股權	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零八年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣							
6.746	–	152,000	–	–	**152,000**	二零零八年十二月一日	二零零八年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	**152,000**	二零零九年十二月一日	二零零九年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	**152,000**	二零一零年十二月一日	二零一零年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	**152,000**	二零一一年十二月一日	二零一一年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	**152,000**	二零一二年十二月一日	二零一二年十二月一日至二零一四年十一月三十日
	–	760,000	–	–	**760,000**		

於授出日期採用二項式模式釐定之優先認股權公平價值總額為港幣705,000元。

以下假設已用作計算優先認股權之公平價值：

於授出日期之股份收市價	港幣6.55元
加權平均行使價	港幣6.746元
優先購股權年期	7.03年
預期波幅	23.83%
預期股息收益率	5.78%
無風險比率	3.33%
次佳行使因數	2

集團已確認有關公司授出優先認股權之年內開支港幣198,000元。

二項式優先認股權定價模式已用作估計優先認股權之公平價值。

預期波幅乃基於公司自上市日期至二零零七年十一月十九日約五年期間，公司普通股五年內之每週歷史波幅計算。歸屬之時間、不可轉讓性、行使限制及行為因素之影響已於該模式中考慮。

計算優先認股權公平價值所用之變量及假設乃以董事之最佳估計為基礎。優先認股權之公平價值視乎若干主觀假設之不同變量而有所差異。

股份獎勵計劃

於二零零七年一月二十五日，公司已採納僱員股份獎勵計劃(「股份獎勵計劃」)。股份獎勵計劃將由二零零七年一月二十五日起生效，有效期十五年。根據股份獎勵計劃之規則，公司成立了合和公路基建僱員股份獎勵計劃信託，以管理股份獎勵計劃並在獎授股份的權益授予前持有該等股份。

於截至二零零七年六月三十日止年度，公司以無償方式獎授合共1,940,000股本公司股份予公司之若干董事及一名僱員。獲獎授者不得於歸屬日期起計十二個月內出售或訂立任何協議出售有關獎授股份。

23. 股本（續）

於截至二零零七年六月三十日止年度內，公司獎授股份之變動詳情如下：

	歸屬日期	於二零零六年七月一日尚未行使之已獎授股份餘額	年內已獎授股份	年內已歸屬股份	於二零零七年六月三十日尚未行使之已獎授股份餘額
董事	二零零七年一月二十五日	–	1,140,000	(1,140,000)	–
	二零零八年一月二十五日	–	340,000	–	340,000
	二零零九年一月二十五日	–	340,000	–	340,000
一名僱員	二零零七年一月二十五日	–	40,000	(40,000)	–
	二零零八年一月二十五日	–	40,000	–	40,000
	二零零九年一月二十五日	–	40,000	–	40,000
合計		–	1,940,000	(1,180,000)	760,000

於截至二零零八年六月三十日止年度內，公司已獎授股份之變動詳情如下：

	歸屬日期	於二零零七年七月一日尚未行使之已獎授股份餘額	年內已獎授股份	年內已歸屬股份	於二零零八年六月三十日尚未行使之已獎授股份餘額
董事	二零零八年一月二十五日	340,000	–	(340,000)	**–**
	二零零九年一月二十五日	340,000	–	–	**340,000**
一名僱員	二零零八年一月二十五日	40,000	–	(40,000)	–
	二零零九年一月二十五日	40,000	–	–	**40,000**
合計		760,000	–	(380,000)	**380,000**

於截至二零零七年六月三十日止年度內，公司1,940,000股股份以總成本港幣14,129,000元獲收購，其中1,180,000股股份已歸屬及轉讓予有關董事及一名僱員。另外380,000股股份已於二零零八年六月三十日止年度內歸屬及轉讓。該等已歸屬股份將以託管形式代表董事及一名僱員持有，直至十二個月禁售期屆滿為止。

於二零零八年六月三十日，合和公路基建僱員股份獎勵計劃信託持有尚未行使之已獎授股份380,000股（二零零七年：760,000股），總面值為港幣38,000元（二零零七年：港幣76,000元）。根據合和公路基建僱員股份獎勵計劃信託託管合約，有關信託人不得行使該等股份所附有之投票權。

已獎授股份之公平價值總額港幣12,369,000元於授出日期按公司股份於獎授日期（就十二個月禁售期之影響作出調整）之價值及歸屬期間已收取股息之現值釐定，並採用柏力克－舒爾斯優先認股權定價模式進行估計，其中港幣2,471,000元（二零零七年：港幣9,284,000元）已於本年度入賬列為開支。

23. 股本(續)

以下假設已用作根據柏力克－舒爾斯優先認股權定價模式進行的獎授股份隱含認沽期權(由十二個月禁售期產生)之公平價值計算：

於授出日期之股份收市價	港幣7.38元
優先認股權之預期年期	1至3年
預期波幅	
－第一年	25.18%
－第二年	21.80%
－第三年	23.47%
預期股息收益率	4.36%
無風險比率	
－第一年	3.89%
－第二年	3.92%
－第三年	3.93%

計算獎授股份隱含認沽期權之公平價值及全部獎授股份之公平價值所用之變量及假設乃以董事之最佳估計為基礎。獎授股份之公平價值視乎若干主觀假設之不同變數而有所差異。

24. 股份溢價及儲備

集團之儲備包括集團分佔共同控制個體之收購後儲備，詳情如下：

	二零零七年 港幣千元	**二零零八年 港幣千元**
中國法定儲備	106,353	**109,826**
匯兑儲備	200,221	**221,982**
保留溢利	1,630,830	**1,214,226**
	1,937,404	**1,546,034**

根據適用於集團共同控制個體之有關中國法律規定，共同控制個體須在向其合營企業夥伴宣派股息之前，作出中國法定儲備之撥備，基準由彼等各自之董事會釐定及批准。該等儲備包括一般資金及發展資金，於營運期屆滿前不可分派，營運期屆滿時任何儲備餘額可於共同控制個體清盤時分派。共同控制個體之可供分派溢利乃根據中國會計規則及規定計算之保留溢利釐定。

公司

公司之可供分派儲備包括股份溢價及保留溢利。根據開曼群島公司法第22章，倘若在不違反公司章程大綱及公司細則，並在分派股息後，公司有能力償還在日常業務過程中到期之債項，則公司之股份溢價可用於向股東分派或派付股息。根據公司之公司細則，股息只可以公司之保留溢利及股份溢價分派。於二零零八年六月三十日，公司可供分派予股東之儲備約港幣9,200,763,000元(二零零七年：港幣9,102,571,000元)，其中包括保留溢利約港幣1,725,672,000元(二零零七年：港幣1,628,498,000元)及股份溢價約港幣7,475,091,000元(二零零七年：港幣7,474,073,000元)。

25. 其他應付款項、預提費用及已收按金／其他應付一間共同控制個體款項

其他應付款項、預提費用及已收按金指應付建設費用及就薪資及水電費而承擔之費用。

其他應付款項、預提費用及已收按金之賬面值分析如下：

	二零零七年 港幣千元	二零零八年 港幣千元
其他應付款項、預提費用及已收按金之流動部份	257,449	**383,145**
其他應付款項之非流動部份	—	**55,267**
	257,449	**438,412**

其他應付款項之非流動部份為免息。其他應付款項初步確認時計算公平價值所採納之實際利率為7.05%(二零零七年：不適用)。

其他應付一間共同控制個體款項為集團應付環城公路合營企業之其他款項，並未於採納按比例綜合共同控制個體賬目時對銷。該筆款項乃無抵押、免息及於年內出售後分配予中國合營企業夥伴環城公路合營企業，有關詳情載於附註8。

26. 銀行及其他貸款

	二零零七年 港幣千元	二零零八年 港幣千元
銀行貸款，有抵押	5,210,224	**4,706,253**
其他貸款，無抵押	4,839	**4,933**
	5,215,063	**4,711,186**
借貸須於下列期間償還：		
於要求時或一年內	219,776	**267,109**
第二年	250,057	**244,756**
第三至第五年(包括首尾兩年)	1,028,363	**1,005,245**
五年後	3,716,867	**3,194,076**
	5,215,063	**4,711,186**
減：於一年內到期償還之金額(呈列於流動負債)	(219,776)	**(267,109)**
於一年後到期償還之金額	4,995,287	**4,444,077**

26. 銀行及其他貸款(續)

集團按貨幣劃分之貸款分析：

	於二零零七年六月三十日			
	美元貸款 港幣千元	港幣貸款 港幣千元	人民幣貸款 港幣千元	總計 港幣千元
銀行貸款	3,195,488	499,847	1,514,889	5,210,224
其他貸款	—	—	4,839	4,839
	3,195,488	499,847	1,519,728	5,215,063

	於二零零八年六月三十日			
	美元貸款 港幣千元	港幣貸款 港幣千元	人民幣貸款 港幣千元	總計 港幣千元
銀行貸款	**2,949,592**	**341,492**	**1,415,169**	**4,706,253**
其他貸款	**—**	**—**	**4,933**	**4,933**
	2,949,592	**341,492**	**1,420,102**	**4,711,186**

於二零零八年六月三十日，集團按比例分佔廣深高速公路合營企業之銀行貸款乃以外幣換算，其中以美元換算部份達港幣2,949,592,000元(二零零七年：港幣3,195,488,000元)及以港幣換算部份達港幣341,492,000元(二零零七年：零)。

於二零零七年六月三十日，銀行貸款港幣499,847,000元以集團有關借款人環城公路合營企業功能貨幣以外之貨幣換算。

於二零零七年六月三十日，銀行貸款包括環城公路合營企業所借之銀行貸款人民幣889,500,000元(等值港幣912,627,000元)及港幣499,847,000元，根據環城公路合營企業合營各方訂立之有關協議，集團負責還款。

於二零零八年六月三十日，集團有未提取訂約借款備用額港幣3,600,000,000元(二零零七年：港幣3,600,000,000元)，並已符合其一切先決條件。

於二零零八年六月三十日，除約港幣4,933,000元(二零零七年：港幣4,839,000元)之其他貸款(「廣深免息貸款」)金額為免息及須於廣深高速公路合營企業之營運期滿時(即二零二七年六月)償還外，銀行貸款均按商業借款利率計息。廣深免息貸款之公平價值乃按初步確認時採納之實際利率6.75%計算。

年內，銀行貸款之利率介乎2.80%至7.05%(二零零七年：5.00%至6.48%)。

27. 與合營企業夥伴之結餘

	二零零七年 港幣千元	二零零八年 港幣千元
以下由合營企業夥伴所投入的註冊資本：		
環城公路合營企業	95,638	–
西綫合營企業	192,696	**360,154**
	288,334	**360,154**
以下由合營企業夥伴提供之貸款：		
環城公路合營企業	32,080	–
西綫合營企業	282,150	–
	314,230	–
	602,564	**360,154**

結餘指集團按比例應佔合營企業夥伴投入共同控制個體之註冊資本及貸款。

合營企業夥伴向共同控制個體投入之註冊資本均為免息，並無特定還款期。合營企業夥伴向西綫合營企業投入之註冊資本之公平價值乃按初步確認時採納之實際利率介於6.48%至7.05%計算（二零零七年：介於6.40%至6.48%之間），而於二零零七年六月三十日向環城公路合營企業投入之註冊資本之公平價值則按5.65%的利率計算。

合營企業夥伴提供予共同控制個體之貸款為無抵押，並從共同控制個體業務之現金盈餘淨額中償還。環城公路合營企業之合營企業夥伴提供之貸款為免息，並於年內出售完成後扣除（有關詳情載於附註8）。環城公路合營企業之合營企業夥伴提供貸款之公平價值乃按初步確認時採納之實際利率6.66%計算。

西綫合營企業之合營企業夥伴提供之貸款乃按商業借款利率計息，而該等金額已於年內悉數償還。

28. 遞延税項負債

遞延税項負債指集團按比例應佔共同控制個體之債項。遞延税項負債（資產）之主要組成部份及變動如下：

	加速税項折舊 港幣千元	中國共同控制個體之未分配利潤 港幣千元	税項虧損 港幣千元	總額 港幣千元
於二零零六年七月一日	227,449	–	(34,000)	193,449
匯兑調整	13,000	–	(1,894)	11,106
年內扣除綜合收益表（附註9）	14,859	–	35,894	50,753
於二零零七年六月三十日	255,308	–	–	255,308
匯兑調整	20,988	–	–	20,988
出售一間共同控制個體	(154,859)	–	–	(154,859)
年內扣除綜合收益表（附註9）	996	68,008	–	69,004
税率變動之影響（附註9）	105,524	–	–	105,524
於二零零八年六月三十日	**227,957**	**68,008**	–	**295,965**

28. 遞延税項負債(續)

於二零零七年六月三十日，環城公路合營企業擁有未動用税務虧損約人民幣416,863,000元(等值港幣427,702,000元)可用於抵銷其日後溢利，具體分析如下：

	二零零七年 港幣千元	二零零八年 港幣千元
結轉至		
二零零七年十二月	176,811	–
二零零八年十二月	155,475	–
二零零九年十二月	84,167	–
二零一零年十二月	11,249	–
	427,702	–

於二零零七年六月三十日，由於無法確定在到期日前是否有足夠應課税溢利可用於扣減結轉税務虧損，因此公司概無就未動用税務虧損確認遞延税項資產。

於結算日，集團按比例分佔中國共同控制個體之二零零八年一月或以後產生的未分配盈利而確認因臨時差額產生之遞延税項債務約為港幣68,008,000元(二零零七年：零)。

29. 資本風險管理

集團實行資本管理的目的，是要確保集團內個體能持續經營，同時通過債務與權益結餘的優化，實現股東回報的最大化。集團的整體策略與去年保持一致。

集團的資本結構包括公司權益持有人應佔權益(包括已發行股本、股份溢價、保留盈利及其他儲備)。

公司董事定期檢討資本結構。作為評估之一部份，公司董事會會考慮資本成本及各類資本的相關風險。集團將通過發行新債或償還現有債務平衡整體資本結構。

年內，管理層會監督動用銀行借貸之情況，確保完全遵守貸款契諾。

30. 財務工具

(a) 財務工具分類

	二零零七年 港幣千元	二零零八年 港幣千元
財務資產		
貸款及應收款項(包括現金及現金等值物)	5,304,250	**6,858,240**
財務負債		
攤銷成本	6,195,899	**5,491,529**

30. 財務工具(續)

(b) 財務風險管理目標

公司董事對建立及監督集團的風險管理架構全權負責。集團制定風險管理政策以識別及分析集團所面臨的風險、設定適當的風險上限及控制措施，監控風險，並令其符合市況及集團業務之要求。集團旨在透過培訓及管理準則與程式，樹立具紀律性及建設性的監控環境，讓所有僱員瞭解彼等之職能及責任。公司董事監控並管理有關本集團業務之財務風險，確保適當之措施得以及時有效地執行。

集團就風險管理採取審慎策略，且並無就投機目的之對沖參與任何財務工具(包括衍生財務工具)之買賣。

公司所面臨之市場風險或管理及計量風險之方式並無任何變化。

(i) 外匯風險管理

公司、其附屬公司及其共同控制個體之與共同控制個體之結餘，其他應收款，銀行結餘及現金，與合營企業夥伴之結餘及其他應付款項乃以外幣計值，而該等外幣有別於公司、其附屬公司及其共同控制個體各自的功能貨幣。

於報告日期，公司、其附屬公司及其共同控制個體以外幣計值之貨幣資產及貨幣負債之賬面值如下：

	資產		負債	
	二零零七年 港幣千元	二零零八年 港幣千元	二零零七年 港幣千元	二零零八年 港幣千元
美元	3,587,962	**3,050,565**	3,329,859	**2,953,767**
港幣	495,597	**31,795**	506,961	**349,412**

集團及其共同控制個體目前並無就外匯風險採取任何外對沖政策。

敏感度分析

因港幣與美元掛鈎，現假設該兩種貨幣之間並沒有重大貨幣風險。

集團及其共同控制個體主要集中在人民幣與港幣及美金的浮動。以下敏感度分析，只包括以功能貨幣為人民幣的集團與其共同控制個體有關美元與港幣之貨幣項目。此外，此敏感度分析亦包括系內公司結餘的外匯風險。

下表詳列集團於人民幣兑港元及美元上升及下跌5%時之敏感度，集團於結算日承擔與貨幣項目有關的重大風險。敏感度分析僅包括以外幣計值之未結算貨幣項目，並於外幣匯率出現5%變動而所有其他變動維持不變時，於年底調整其換算。

	二零零七年		二零零八年	
	人民幣升值 (貶值)	溢利增加 (減少) 港幣千元	人民幣升值 (貶值)	溢利增加 (減少) 港幣千元
美元	5%	148,218	**5%**	**134,328**
	(5%)	(148,218)	**(5%)**	**(134,328)**
港幣	5%	568	**5%**	**68,483**
	(5%)	(568)	**(5%)**	**(68,483)**

管理層認為，由於年結時所承受之風險不能反映該年內之風險，故此敏感度分析無法代表固有之外匯風險。

30. 財務工具(續)

(b) 財務風險管理目標(續)

(ii) 利率風險管理

集團之利率風險主要與浮息借貸、銀行結餘及存款以及共同控制個體之結餘有關。集團透過重點降低其整體債務成本及利率變動風險管理其利率風險。管理層將繼續監控經營及債務市場之現金流量，倘管理層認為合適，集團將以較低之成本重新就該等借貸進行融資。

敏感度分析

以下敏感度分析乃以浮息銀行貸款及銀行結餘及存款以及集團共同控制個體及共同控制個體之結餘於結算日所面臨利率風險為基準釐定。此敏感度分析之編製乃假設結算日未結算之資產及負債金額於整個年度均未結算。100基點之增減指管理層就利率之可能合理變動而作出之評估。

若利率上升／下降100基點，而其他變量均保持不變，則集團截至二零零八年六月三十日之溢利將減少／增加港幣31,980,000元(二零零七年：港幣44,551,000元)。

(iii) 信貸風險管理

集團承受之信貸風險主要來自與共同控制個體之結餘、其他應收一間合營企業夥伴款項、共同控制個體已抵押銀行結餘及存款、銀行結餘及存款及其他應收賬款。

倘交易對手於結算日未能履行有關各類已確認財務資產之責任，則集團須承受之最大信貸風險為綜合資產負債表所述該等資產之賬面值。

集團在其與共同控制個體之結餘中擁有重大集中信貸風險。公司管理層負責與合營企業夥伴一起對共同控制個體之財務及運營活動實施共同控制，以確保共同控制個體保持有利的財務狀況，減少該等信貸風險。

此外，公司管理層及各共同控制個體負責監控信貸程序，確保對逾期未付債務進行追討，令其他信貸風險最小化。管理層亦負責於各結算日檢討每項負債之可收回金額，以確保不可收回金額有足夠減值虧損。就此而言，公司董事認為集團之信貸風險已大幅減少。

儘管共同控制個體之銀行結餘集中於部分交易對手，但流動資金的信貸風險有限，因為交易對手為中國若干國有銀行。

除上述者外，集團並無其他重大集中信貸風險。

30. 財務工具(續)

(b) 財務風險管理目標(續)

(iv) 流動資金風險管理

集團集中管理財務活動,以較好地控制風險及盡量減少資金成本。現金一般作美元及港幣短期存款。管理層旨在通過使用銀行或其他貸款實現資金連續性與靈活性之間的平衡。集團定期審核資金的流動性及融資要求,以減少現金流量波動的影響。於維持適當資產負債比率的同時,管理層亦將考慮進行新的融資。

下表詳列於結算日集團的非衍生金融負債之餘下合約到期日,到期日乃按合約未貼現現金流(包括採用合約利率計算之利息支付或倘為浮息,則按結算日之適用利率)及集團要求付款之最早日期確定。

	利率 %	於要求時償還 港幣千元	一年以內 港幣千元	一至兩年 港幣千元	三至五年 港幣千元	五年後 港幣千元	未貼現現金流量總額 港幣千元	賬面價值 港幣千元
二零零七年								
其他應付款項及預提費用(即期)	—	252,529	—	—	—	—	252,529	252,529
與合營企業夥伴結餘(附註)	0%-6.48%	—	—	319,901	—	353,728	673,629	602,564
其他應付共同控制個體款項	—	118,213	—	—	—	—	118,213	118,213
其他應付利息	—	7,530	—	—	—	—	7,530	7,530
銀行及其他貸款	5.00%-6.48%	—	540,527	544,667	1,802,661	4,631,886	7,519,741	5,215,063
		378,272	540,527	864,568	1,802,661	4,985,614	8,571,642	6,195,899

	利率 %	於要求時償還 港幣千元	一年以內 港幣千元	一至兩年 港幣千元	三至五年 港幣千元	五年後 港幣千元	未貼現現金流量總額 港幣千元	賬面價值 港幣千元
二零零八年								
其他應付款項及預提費用(即期)	—	359,245	—	—	—	—	359,245	359,245
與合營企業夥伴結餘(附註)	—	—	—	—	418,984	—	418,984	360,154
其他應付利息	—	5,677	—	—	—	—	5,677	5,677
銀行及其他貸款	2.80%-7.05%	—	470,477	438,249	1,509,458	3,681,529	6,099,713	4,711,186
其他應付款項-非流動	—	—	—	50,884	15,319	—	66,203	55,267
		364,922	470,477	489,133	1,943,761	3,681,529	6,949,822	5,491,529

附註: 償還與共同控制個體之結餘需視乎可動用之現金流及所有合營企業夥伴之同意。所以,與合營企業夥伴之結餘的未折現現金流之到期日基於共同控制個體的未來現金流的估算。

(c) 公平價值

金融資產及金融負債之公平價值乃根據公認之定價模式,以可觀察現行市場交易的價格或利率作貼現現金流量分析釐定。

董事認為於綜合財務報表按攤銷成本記錄之金融資產及金融負債之賬面值與其公平價值相若。

31. 資產總額扣減流動負債/淨流動資產

集團於二零零八年六月三十日之資產總額減流動負債金額約為港幣16,892,537,000元(二零零七年:港幣16,792,637,000元)。集團於二零零八年六月三十日之淨流動資產約為港幣港幣5,666,332,000元(二零零七年:港幣3,901,746,000元)。

32. 公司資產負債表摘要

	二零零七年 港幣千元	**二零零八年 港幣千元**
資產		
非流動資產	3,290,594	**3,198,098**
流動資產	6,158,701	**7,006,801**
資產總額	9,449,295	**10,204,899**
股東權益及負債		
資本及儲備		
股本	297,033	**297,048**
儲備	9,100,212	**9,203,264**
權益總額	9,397,245	**9,500,312**
流動負債	52,050	**704,587**
股東權益及負債總額	9,449,295	**10,204,899**

33. 主要附屬公司資料

董事認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響集團之業績、資產或負債之附屬公司於二零零八年及二零零七年六月三十日之資料。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	註冊地點	已發行及繳足股本	公司應佔股本權益	主要業務
冠佳有限公司	英屬處女群島	普通股 美金20,000元	97.5%	投資控股
合和中國發展（高速公路）有限公司	香港	普通股 港幣2元 無投票權遞延股 港幣4元	已發行普通股股本之97.5%	於高速公路項目之投資
合和環穗公路有限公司	英屬處女群島	普通股美金1元	100%	截至二零零七年九月底前於高速公路項目之投資，並於其後停止活動
合和廣珠高速公路發展有限公司	香港	普通股 港幣2元 無投票權遞延股 港幣2元	已發行普通股股本之100%	於高速公路項目之投資
HHI Finance Limited	香港	普通股 港幣1元	100%	貸款融資

上述全部附屬公司由公司間接持有。

34. 主要非現金交易

截至二零零七年六月三十日及二零零八年六月三十日止年度，集團按比例分佔之發展成本分別為港幣78,822,000元及港幣175,763,000元尚未償付，並計入年末其他應付款、預提費用及已收按金。

35. 經營租約

集團作為承租人

	二零零七年 港幣千元	**二零零八年** **港幣千元**
年內根據經營租約已支付之最低租賃款項：		
廠房	–	**2,655**

於結算日，集團根據不可撤銷經營租約於日後應付的最低租金如下：

	二零零七年 港幣千元	**二零零八年** **港幣千元**
一年內	–	**2,942**

36. 資本承擔

於二零零八年六月三十日，集團就向西綫合營企業出資發展珠江三角洲西岸幹道第II期（「西綫II期」）之未償付承擔約為人民幣96,051,000元（二零零七年：人民幣682,570,000元）。

於二零零八年六月三十日，集團已同意向西綫合營企業出資約人民幣570,500,000元（二零零七年：人民幣570,500,000元）以發展珠江三角洲西岸幹道III期，惟須先獲有關部門批准。

於二零零八年六月三十日，集團按比例分佔廣深高速公路合營企業及西綫合營企業已簽約但未撥備之購買物業及設備、及建設西綫II期之未償付承擔約為港幣1,657,751,000元（二零零七年：廣深高速公路合營企業、環城公路合營企業及西綫合營企業港幣1,426,000,000元）。

37. 結算日後事項

於二零零八年九月二日，集團與西綫合營企業中國合作夥伴就西綫 III 期訂立修訂協議，將二零零五年西綫 III 期修訂協定擬定之總投資額人民幣32.60億元調整至人民幣56億元（「二零零八年西綫 III 期修訂協議」，已有效取代二零零五年西綫 III 期修訂協議），惟須待公司及合和實業股東及中國有關部門批准。調整後的總投資額35%來自西綫合營企業註冊資本之增加人民幣19.60億元，由集團與西綫合營中國夥伴各自承擔一半。由此，集團將向西綫合營企業作出用於西綫 III 期發展之調整後的總注資將為人民幣9.8億元，以取代二零零五年西綫 III 期修訂協議擬定之人民幣5.705億元。

於二零零八年九月二日，集團與西綫合營企業中國合作夥伴訂立修訂協定，將西綫 II 期之總投資額增加人民幣23億元至人民幣72億元，惟須待公司、合和實業股東及中國有關部門批准。總投資額增加部份的35%來自西綫合營企業之註冊資本增加人民幣8.05億元，由集團與西綫合營中國夥伴各自承擔一半。由此，集團向西綫合營企業作出額外注資人民幣4.025億元，以用於西綫 II 期之發展。

繼上述結算日後事件後，西綫合營企業之註冊之本將達人民幣50.68億元，惟須待公司及合和實業股東及中國有關政府部門批准。

38. 資產抵押

於二零零八年六月三十日，集團的共同控制個體之部份資產已抵押，作為授予共同控制個體之一般銀行貸款融資之抵押。該等資產之賬面值的資料如下：

	二零零七年 *港幣千元*	***二零零八年*** ***港幣千元***
收費公路	6,972,866	**7,136,209**
預付租金	84,864	**90,393**
銀行結餘及存款	392,854	**235,265**
其他資產	231,238	**373,550**
	7,681,822	**7,835,417**

於二零零七年六月三十日，廣深高速公路合營企業之路費徵收權、西綫合營企業之西綫 I 期65%的路費徵收權及環城公路合營企業90%之路費徵收權已抵押予銀行，以獲取授予各個合營企業之一般銀行貸款融資。於二零零八年六月三十日，廣深高速公路合營企業之路費徵收權及西綫合營企業西綫 I 期65%之路費徵收權抵押予銀行，以獲取授予各個合營企業之一般銀行貸款融資。

39. 關連人士交易

關連人士應收及欠付之款項已在綜合資產負債表及有關附註披露。

本年度內，集團已付租金、空調及管理費及停車費予同集團之其他附屬公司，金額約為港幣2,480,000元（二零零七年：港幣1,580,000元）。

集團之共同控制個體與其合營企業夥伴而非本集團有如下重大交易：

關係	*交易性質*	二零零七年 *港幣千元*	二零零八年 *港幣千元*
廣深高速公路合營企業之合營企業夥伴	已付利息	398	—
	向合營企業夥伴償還之營運費用	523	**1,537**
	已付及應付股息	1,415,915	**1,744,366**
環城公路合營企業之中國合營企業夥伴	已付及應付管理費	4,000	—
	利息費用退款	—	**6,290**
環城公路合營企業之國外合營企業夥伴	已付及應付管理費	2,000	—
	利息費用退款	34,832	**20,361**
西綫合營企業之中國合營企業夥伴	已付及應付股息	15,640	**19,820**

主要管理人員之薪酬

所有身為公司董事之主要管理人員之薪酬於附註11中披露。

40. 綜合財務報表之批准

載於第49至91頁之綜合財務報表已於二零零八年九月十日獲董事會批准及授權刊發。

董事會
胡應湘爵士 GBS, KCMG, FICE
主席
何炳章先生
副主席
胡文新先生
董事總經理
陳志鴻先生
董事副總經理
梁國基工程師
黃禮佳先生
賈呈會先生
莫仲達先生
梅大強先生*
費宗澄先生#
藍利益先生#
中原紘二郎先生#
嚴震銘博士#

* *莫仲達先生之替代董事*
\# *獨立非執行董事*

審計委員會
藍利益先生 *主席*
中原紘二郎先生
費宗澄先生

薪酬委員會
何炳章先生 *主席*
藍利益先生
嚴震銘博士

公司秘書
李業華先生

註冊辦事處
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

主要營業處
香港灣仔
皇后大道東183號
合和中心63樓63-02室
電話　：(852) 2528 4975
圖文傳真：(852) 2861 2068，(852) 2861 0177

法律顧問
胡關李羅律師行

核數師
德勤•關黃陳方會計師行

主要往來銀行+
中國銀行股份有限公司
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中信銀行股份有限公司
中國建設銀行股份有限公司
國家開發銀行
創興銀行有限公司
花旗銀行
華南商業銀行股份有限公司
中國工商銀行股份有限公司
中國工商銀行(亞洲)有限公司
瑞穗實業銀行
南洋商業銀行有限公司
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

開曼群島股份登記及過戶處
Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1-1106

香港股份登記及過戶處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話　　：(852) 2862 8555
圖文傳真：(852) 2529 6087

上市資料
香港聯合交易所有限公司
普通股(股份代號：737)

美國預託證券

CUSIP編號	439554106
交易符號	HHILY
普通股與美國預託證券相比率	1:10
託管銀行	美國花旗銀行

投資者關係
投資者關係部經理
電話　　：(852) 2863 4340
圖文傳真：(852) 2861 2068
電郵　　：ir@hopewellhighway.com

公司網址
www.hopewellhighway.com

註：本年報之中文譯本與英文本如有歧異，概以英文本為準。

Financial Calendar

Interim results announcement	28 February 2008
Closure of Register	17 March 2008 to 20 March 2008 *(both days inclusive)*
Interim dividend and special interim divided paid *(HK17 cents and HK7 cents respectively per ordinary share)*	26 March 2008
Final results announcement	10 September 2008
Closure of Register	6 October 2008 to 13 October 2008 *(both days inclusive)*
Annual General Meeting	13 October 2008
Proposed final dividend and special final dividend payable *(HK13 cents and HK28 cents respectively per ordinary share)*	on or about 14 October 2008

財務日誌

公佈中期業績	二零零八年二月二十八日
暫停辦理股份過戶登記	二零零八年三月十七日至二零零八年三月二十日 *(包括首尾兩天在內)*
派付中期股息及特別中期股息 *(每普通股分別為港幣17仙及港幣7仙)*	二零零八年三月二十六日
公佈全年業績	二零零八年九月十日
暫停辦理股份過戶登記	二零零八年十月六日至二零零八年十月十三日 *(包括首尾兩天在內)*
股東週年大會	二零零八年十月十三日
派付建議之末期股息及特別末期股息 *(每普通股分別為港幣13仙及28仙)*	約於二零零八年十月十四日

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Room 63-02, 63rd Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
(852) 2861 0177
Web Page : www.hopewellhighway.com

香港灣仔皇后大道東 183 號
合和中心 63 樓 63-02 室
電 話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
(852) 2861 0177
網 址 : www.hopewellhighway.com

END